Exhibit 2.1

Execution Copy

CONTRIBUTION AND MERGER AGREEMENT

DATED AS OF MARCH 22, 2010

BY AND AMONG

AMERICAN RENAL HOLDINGS INC.,

THE ROLLOVER STOCKHOLDERS,

WACHOVIA CAPITAL PARTNERS GP I, LLC, AS THE SELLERS’ REPRESENTATIVE,

C.P. ATLAS HOLDINGS, INC.,

C.P. ATLAS INTERMEDIATE HOLDINGS, LLC

AND

C.P. ATLAS ACQUISITION CORP.

TABLE OF CONTENTS

ARTICLE I DEFINITIONS	2

ARTICLE II CONTRIBUTION; MERGER; PURCHASE AND SALE; CLOSING	20
2.1 Contribution	20
2.2 Merger	21
2.3 Effective Time	21
2.4 Certificate of Incorporation	21
2.5 Bylaws	21
2.6 Directors	21
2.7 Officers	21
2.8 Conversion of Shares (including Restricted Stock) in Merger; Cancellation of Options and Warrants	22
2.9 Purchase Price	26
2.10 Exchange Procedures and Payments at Closing	27
2.11 Certain Events Immediately Prior to the Closing	30
2.12 The Closing	30
2.13 Preparation of Closing Date Balance Sheets; Determination of Purchase Price	32

ARTICLE III REPRESENTATIONS AND WARRANTIES OF COMPANY	34
3.1 Organization and Good Standing	34
3.2 Authority and Validity	35
3.3 Enforceability	35
3.4 Capitalization	35
3.5 No Conflict	36
3.6 Subsidiaries; Equity Investments	37
3.7 Financial Statements	38
3.8 Real Property	38
3.9 Sufficiency of Assets	39
3.10 Property, Plant and Equipment	39
3.11 Brokers or Finders	39
3.12 Environmental Matters	40
3.13 Employee Benefit Plans	41
3.14 Compliance with Legal Requirements; Permits	42
3.15 Legal Proceedings	43
3.16 Insurance	43
3.17 Absence of Certain Changes and Events	43
3.18 Material Contracts	45
3.19 Labor Relations	46
3.20 Intellectual Property	47
3.21 Related Party Transactions	48
3.22 Inventory	48
3.23 Accounts Receivable	48
3.24 Indebtedness	48
3.25 Questionable Payments	48
3.26 Taxes	48
3.27 Healthcare Laws & Regulations	49
3.28 No Undisclosed Liabilities	52

i

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BUYER	53
4.1 Organization and Good Standing	53
4.2 Authority and Validity	53
4.3 No Conflict	53
4.4 Legal Proceedings	53
4.5 Brokers or Finders	53
4.6 Financing	54

ARTICLE V PRE-CLOSING COVENANTS OF COMPANY	55
5.1 Access and Investigation	55
5.2 Operation of the Business	55
5.3 Negative Covenants	55
5.4 Required Approvals	57
5.5 Reasonable Commercial Efforts	58
5.6 Exclusivity	58
5.7 Cooperation in Securing Debt Financing	58
5.8 Appointment of Sellers’ Representative	60
5.9 Notice of Developments; Supplements to this Disclosure Schedule	61
5.10 Indebtedness and Release of Encumbrances; Related Party Transactions	62
5.11 Resignations	62
5.12 280G Matters	62
5.13 Proceedings	62

ARTICLE VI PRE-CLOSING COVENANTS OF BUYER	63
6.1 Required Approvals	63
6.2 Non-Disclosure Obligations	64
6.3 Financing	64
6.4 Reasonable Commercial Efforts	66

ARTICLE VII CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER AND MERGER SUB	66
7.1 Accuracy of Representations	66
7.2 Company Performance	67
7.3 No Order	67
7.4 Governmental Authorizations	67
7.5 No Material Adverse Effect	67
7.6 Dissenters’ Rights	67

ARTICLE VIII CONDITIONS PRECEDENT TO THE OBLIGATION OF COMPANY	67
8.1 Accuracy of Representations	67
8.2 Buyer’s Performance	68
8.3 No Order	68
8.4 Governmental Authorizations	68

ARTICLE IX POST-CLOSING COVENANTS	68
9.1 Access to Books and Records; Confidentiality	68
9.2 General	68
9.3 Employee Matters	69
9.4 Tax Matters	69
9.5 Directors’ and Officers’ Indemnification	75

ARTICLE X TERMINATION	76
10.1 Termination Events	76

10.2 Effect of Termination	77

ARTICLE XI INDEMNIFICATION; REMEDIES	78
11.1 Survival	78
11.2 Indemnification by Sellers	78
11.3 Indemnification by Buyer	79
11.4 Limitations on Indemnification	80
11.5 Notice of Potential Claims for Indemnification	81
11.6 Third Party Claims	81
11.7 Subrogation	82
11.8 Tax Effect, Mitigation, Insurance and Other Recoveries	83

ARTICLE XII GENERAL PROVISIONS	83
12.1 Expenses	83
12.2 Public Announcements	83
12.3 Notices	84
12.4 Waiver	85
12.5 Entire Agreement; Amendment	85
12.6 Assignments	85
12.7 Severability	85
12.8 Section Headings, Construction	86
12.9 Governing Law; Consent to Jurisdiction and Venue; Jury Trial Waiver	86
12.10 Specific Enforcement	87
12.11 Counterparts	88
12.12 No Third Party Beneficiaries	88

ANNEXES

Annex I:	Working Capital Methodology
Annex II:	Form of Stockholders Agreement
Annex III:	Form of Registration Rights Agreement

EXHIBITS

Exhibit A:	Written Consent
Exhibit B:	Escrow Agreement
Exhibit C:	Intercompany Loan Documents
Exhibit D:	Letter of Transmittal
Exhibit E:	Certificate of Merger
Exhibit F:	Surviving Corporation Certificate of Incorporation
Exhibit G:	Option Rollover Election; Cancellation and Payment Acknowledgement
Exhibit H:	Warrant Cancellation and Payment Acknowledgement

CONTRIBUTION AND MERGER AGREEMENT

THIS CONTRIBUTION AND MERGER AGREEMENT (“Agreement”) is made as of March 22, 2010 by and among American Renal Holdings Inc., a Delaware corporation (“Company”); C.P. Atlas Holdings, Inc., a Delaware corporation (“Buyer”); C.P. Atlas Intermediate Holdings, LLC, a Delaware limited liability company and a wholly owned subsidiary of Buyer (“Intermediate Holdings”); C.P. Atlas Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Intermediate Holdings (“Merger Sub”); the stockholders of Company who are listed on Schedule A attached hereto (the “Rollover Stockholders”); and Wachovia Capital Partners GP I, LLC, a Delaware limited liability company, as Sellers’ Representative.

RECITALS

WHEREAS, the Investor has formed Buyer, Intermediate Holdings and Merger Sub for the purpose of consummating the transactions described herein;

WHEREAS, the Board of Directors of each of Company and Buyer has each determined that the transactions described herein are in the best interests of Company and its stockholders and Buyer and its stockholders, respectively;

WHEREAS, immediately after the execution and delivery of this Agreement, certain stockholders of Company (the “Stockholders”), owning not less than 90% of the voting power of the outstanding shares of Common Stock (as defined herein) and Preferred Stock (as defined herein) in the aggregate, are executing and delivering a written consent in the form of Exhibit A hereto approving and adopting this Agreement and the transactions contemplated hereby in accordance with Section 251 of the DGCL;

WHEREAS, this Agreement provides for the acquisition of Company by Buyer pursuant to the merger of Merger Sub with and into Company, with Company being the surviving entity of the merger (Company, as such, the “Surviving Corporation”);

WHEREAS, the Rollover Stockholders have agreed to contribute to Buyer immediately prior to the Merger certain of their shares of Common Stock and Preferred Stock in exchange for shares of common stock of Buyer with an aggregate value as of the Effective Time equal to $18,450,000 (the “Rollover Value”) pursuant to the terms of this Agreement;

WHEREAS, the Parties intend that the contribution of shares of Company’s common stock and preferred stock to Buyer by the Rollover Stockholders pursuant to this Agreement and the equity contributions to Buyer by the Investor will be treated as a tax-free contribution to Buyer under Section 351 of the IRC for U.S. federal income tax purposes;

WHEREAS, the Investor has delivered to Company on the date hereof a limited guarantee (the “Limited Guarantee”), which provides for an unconditional and irrevocable guaranty by the Investor of the performance and discharge of all the obligations of Buyer pursuant to Section 10.2(b) of this Agreement; and

WHEREAS, each of WCP Fund I, L.P. (“WCP Fund I”), WCP Fund II, L.P., Sellers’ Representative and the other Persons signatories thereto, are party to, and have executed and delivered to Company on the date hereof, a Confidentiality and Non-Solicitation Agreement that will be effective at the Effective Time (the “Confidentiality and Non-Solicitation Agreement”).

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows.

ARTICLE I

DEFINITIONS

For purposes of this Agreement, the following terms have the meanings specified or referenced below.

“2007 Audited Financial Statements” has the meaning set forth in Section 3.7.

“2008 Audited Financial Statements” has the meaning set forth in Section 3.7.

“2009 Audited Financial Statements” has the meaning set forth in Section 3.7.

“Accrued 2009 Bonuses” means the accrued 2009 year-end bonuses of Employees in an aggregate amount equal to $1,968,084 at December 31, 2009.

“Actual Tax Savings” has the meaning set forth in Section 9.4(h).

“Adjusted Net Working Capital” means an amount equal to the Aggregate Adjusted Current Assets less the Aggregate Adjusted Current Liabilities.

“Affiliate” means with respect to, a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified or one or more Affiliates thereof. For the purposes of this definition, “controlling,” “controlled” and “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Aggregate Adjusted Current Assets” means the aggregate sum of the (i) Corporate Adjusted Current Assets plus (ii) Aggregate Clinic Subsidiary Adjusted Current Assets.

“Aggregate Adjusted Current Liabilities” means the aggregate sum of the (i) Corporate Adjusted Current Liabilities plus (ii) Aggregate Clinic Subsidiary Adjusted Current Liabilities.

“Aggregate Clinic Subsidiary Adjusted Current Assets” means the aggregate amount of all Clinic Subsidiary Adjusted Current Assets for all of the Clinic Subsidiaries on the Closing Date.

“Aggregate Clinic Subsidiary Adjusted Current Liabilities” means the aggregate amount of all Clinic Subsidiary Adjusted Current Liabilities for all of the Clinic Subsidiaries on the Closing Date.

“Aggregate Clinic Subsidiary Debt” means the aggregate amount of all Clinic Subsidiary Debt for all of the Clinic Subsidiaries on the Closing Date.

“Aggregate Option Exercise Price” means the aggregate price that the holders of In-the-Money Options would be required to pay to exercise all such In-the-Money Options outstanding immediately prior to the Effective Time.

“Aggregate Warrant Exercise Price” means the aggregate price that the holders of Warrants would be required to pay to exercise all such Warrants outstanding immediately prior to the Effective Time.

“Agreement” has the meaning set forth in the introductory paragraph.

“ARA” shall mean American Renal Associates LLC, a Delaware limited liability company and a wholly owned subsidiary of Company.

“ARA Ownership Percentage” means, with respect to each Clinic Subsidiary, the ownership percentage of ARA or the applicable Cluster Subsidiary Holding Company, as set forth opposite the name of such Clinic Subsidiary on Schedule 3.6 hereto.

“ARM” shall mean American Renal Management LLC, a Delaware limited liability company and a wholly owned subsidiary of Company.

“Assumed Clinic Debt” means, without duplication, the Indebtedness of the Clinic Subsidiaries (or ARA in the case of the Indebtedness specifically identified as such on Schedule 1.1) described on Schedule 1.1 (which amount, for the avoidance doubt, shall not exceed $12,000,000).

“Audited Financial Statements” means, collectively, the 2007 Audited Financial Statements, the 2008 Audited Financial Statements and the 2009 Audited Financial Statements.

“Base Consideration” has the meaning set forth in Section 2.9(a).

“Benefit Plans” has the meaning set forth in Section 3.13(a).

“Big Four Accounting Firm” means Deloitte & Touche LLP, Ernst & Young LLP, KPMG LLP or PricewaterhouseCoopers LLP.

“Business” means the business of providing dialysis services and ancillary related services.

“Business Day” means any day other than a Saturday or Sunday or any day on which the Federal Reserve Bank of New York is closed or any day on which banks in the city of New York, New York are required to close.

“Buyer” has the meaning set forth in the introductory paragraph.

“Buyer Common Stock” means Buyer’s common stock, par value $0.01 per share.

“Buyer Fee” has the meaning set forth in Section 10.2(b).

“Buyer Indemnitees” has the meaning set forth in Section 11.2(a).

“Buyer Price Per Share” shall mean the price per share paid by the Investor for its shares of Buyer Common Stock received in connection with the Closing.

“Buyer’s Objection Notice” has the meaning set forth in Section 2.13(a).

“Buyer Transaction Costs” shall mean any Tax deductions in respect of any of the expenses set forth on a schedule to be provided by Buyer at the Closing; provided, however, such expenses shall not include any of the Company’s Transaction Expenses.

“Capital Leases” means all the capital leases of the Company Entities determined in accordance with GAAP, including those leases set forth on Schedule 3.

“Cash” shall mean cash as determined in accordance with GAAP, including, for the avoidance of doubt, with respect to any Person, cash on hand at such Person, or held for such Person by any domestic or foreign bank with which Person has an account, deposits in transit, less any outstanding checks. For the avoidance of doubt, cash shall be determined after giving effect to the payment described in Section 2.11(e).

“Certificate of Merger” has the meaning set forth in Section 2.3.

“Change of Control Payments” means any and all management sale bonuses, transaction bonuses, Unissued Option Cancellation Bonuses, change of control, retention or similar payments due or payable to any Employee as a result of or in connection with the Merger, the entry or adoption of the Agreement or any approval of the Merger (including all payments set forth on Schedule 3.13(e)), whether payable on or after the Merger. Change of Control Payments shall not include payments made in connection with the Merger to the extent any such payment would not be due or payable in the absence of an affirmative action by the Buyer or the Company Entities subsequent to the Closing, such as terminating the employment of an executive.

“Clinic Subsidiary” has the meaning set forth in Section 3.6(b) and, for the avoidance of doubt, includes the Clinic Subsidiary Holding Companies.

“Clinic Subsidiary Adjusted Current Assets” means, with respect to each Clinic Subsidiary, the product of (a) the aggregate amount of the current assets of such Clinic Subsidiary on the Closing Date multiplied by (b) the applicable ARA Ownership Percentage. For purposes of determining the Clinic Subsidiary Adjusted Current Assets, the current assets, if any, of a Cluster Subsidiary Holding Company or a Clinic Subsidiary Holding Company shall be deemed to be held, without duplication, by the Clinic Subsidiaries owned by such Cluster Subsidiary Holding Company or Clinic Subsidiary Holding Company pro-rata in proportion to the number of such Clinic Subsidiaries. Clinic Subsidiary Adjusted Current Assets shall exclude (i) any Clinic Subsidiary Cash, (ii) any current or deferred income tax assets and (iii) all intercompany account balances between and among the Company Entities (including (A) receivables associated with the acquisition of Grovetown Dialysis Clinic, LLC, Louisville Dialysis Clinic, LLC and/or Waynesboro Dialysis Clinic, LLC, and (B) all short term notes receivables between and among the Company Entities).

“Clinic Subsidiary Adjusted Current Liabilities” means, with respect to each Clinic Subsidiary, the product of (a) the aggregate amount of the current liabilities of such Clinic Subsidiary on the Closing Date multiplied by (b) the applicable ARA Ownership Percentage. For purposes of determining the Clinic Subsidiary Adjusted Current Liabilities, the current liabilities, if any, of a Cluster Subsidiary Holding Company or a Clinic Subsidiary Holding Company shall be deemed to be held, without duplication, by the Clinic Subsidiaries owned by such Cluster Subsidiary Holding Company or Clinic Subsidiary Holding Company pro-rata in proportion to the number of such Clinic Subsidiaries. Clinic Subsidiary Adjusted Current Liabilities shall exclude (i) any Corporate Debt, any Indebtedness of the Clinic Subsidiaries and any Indebtedness of the Cluster Subsidiary Holding Companies, including, in all cases, the current portion thereof (including the current portion of accrued interest), (ii) all Company’s Transaction Expenses, (iii) any current or deferred income tax liabilities, (iv) any liability with respect to any Change of Control

Payments, (v) all intercompany account balances between and among the Company Entities (including the accrued liabilities of Bristol Dialysis LLC, Langhorne Dialysis LLC, Bensalem Dialysis Center LLC and/or Woodhaven Dialysis Center, LLC due to certain physician partners thereof and all short term notes payable between and among the Company Entities (including those classified as clinic short term debt on the general ledger) but not including any management fee expenses and (vi) the Excluded Items.

“Clinic Subsidiary Cash” means, with respect to each Clinic Subsidiary, the Cash of such Clinic Subsidiary on the Closing Date. For purposes of determining the Clinic Subsidiary Cash, the Cash, if any, of a Cluster Subsidiary Holding Company or a Clinic Subsidiary Holding Company shall be deemed to be held, without duplication, by the Clinic Subsidiaries owned by such Cluster Subsidiary Holding Company or Clinic Subsidiary Holding Company pro-rata in proportion to the number of such Clinic Subsidiaries.

“Clinic Subsidiary Debt” means, with respect to each Clinic Subsidiary, the Indebtedness of such Clinic Subsidiary on the Closing Date. Clinic Subsidiary Debt shall not include (i) any Indebtedness owed by such Clinic Subsidiary to the Company or any other Clinic Subsidiary (which has the same direct or indirect ownership in the same proportionate ownership percentage as such Clinic Subsidiary), (ii) any Corporate Debt or (iii) all intercompany account balances between and among the Company Entities. For purposes of determining the Clinic Subsidiary Debt, the Indebtedness, if any, of a Cluster Subsidiary Holding Company or Clinic Subsidiary Holding Company shall be deemed to be owed, without duplication, by the Clinic Subsidiaries owned by such Cluster Subsidiary Holding Company or Clinic Subsidiary Holding Company pro-rata in proportion to the number of such Clinic Subsidiaries.

“Clinic Subsidiary Holding Companies” shall mean, collectively, ARA-N.W. Chicago LLC, a Delaware limited liability company, ARA-Columbus LLC, an Ohio limited liability company, ARA-South Central Ohio LLC, a Delaware limited liability company, ARA-Rhode Island Dialysis LLC, a Delaware limited liability company, Kidney Care Centers of Zanesville Ohio, LLC, a Delaware limited liability company, and ARA-Augusta, LLC, a Georgia limited liability company.

“Closing” has the meaning set forth in Section 2.12(a).

“Closing Date” means the date as of which the Closing occurs as set forth in Section 2.12(a).

“Closing Date Balance Sheets” means, collectively, (i) a consolidated balance sheet of the Companies and (ii) a balance sheet of each of the Clinic Subsidiaries, in each case, prepared in accordance with GAAP, and substantially in the form of, and on a basis consistent with and utilizing the same principles, practices, methodologies and policies as those used in preparing the December 31, 2009 consolidated audited balance sheet of the Companies and each of the Clinic Subsidiaries which principles, practices, methodologies and policies are set forth on Annex I; provided, that the Closing Date Balance Sheets shall not include any changes in assets or liabilities as a result of the purchase accounting adjustments or other changes arising from or resulting as a consequence of the transactions contemplated hereby. For purposes of the Closing Date Balance Sheets, all current liabilities (including accounts payable) and current assets (including accounts receivable) of the Company Entities shall be determined as of 11:59 p.m. New York City time on the Closing Date.

“Cluster Subsidiary Holding Companies” shall mean, collectively, AKC Holding LLC, a Delaware limited liability company, ARA-Boca Raton Holding LLC, a Delaware limited liability company, JKC Holding LLC, a Delaware limited liability company, ARA-Ohio Holdings LLC, a Delaware limited liability company, ARA-Rhode Island Dialysis II LLC, a Delaware limited liability company, Texas-ARA LLC, a Delaware limited liability company, American Renal Texas L.P., a Texas limited partnership, American Renal Texas II, L.P., a Texas limited partnership, and Acute Dialysis Services-ARA LLC, a Delaware limited liability company.

“Commitments” has the meaning set forth in Section 4.6.

“Common Rollover Shares” means, with respect to each Common Rollover Stockholder, that number of shares of Common Stock determined by dividing (x) such Common Rollover Stockholder’s Common Rollover Value by (y) the Estimated Per Share Price.

“Common Rollover Stockholders” means those Rollover Stockholders listed on Schedule 1.2 attached hereto with an amount greater than zero opposite its name under the column entitled “Common Rollover Value.”

“Common Rollover Value” means, with respect to each Common Rollover Stockholder, the amount set forth opposite such Common Rollover Stockholder’s name on Schedule 1.2 under the column entitled “Common Rollover Value.”

“Common Stock” means the common stock, $0.0005 par value per share, of Company.

“Companies” means Company and the Subsidiaries.

“Company” has the meaning set forth in the introductory paragraph.

“Company Entities” means Company, the Subsidiaries, the Clinic Subsidiaries and the Cluster Subsidiary Holding Companies.

“Company Entities’ Organizational Documents” has the meaning set forth in Section 3.1.

“Company’s Transaction Expenses” means all costs and expenses incurred by the Company Entities on their behalf and on behalf of the Sellers in connection with the contemplated sale of Company, the preparation, execution and performance of this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, including, without limitation, all Change of Control Payments, if any, and all fees and expenses of all Representatives of the Company Entities including attorneys, accountants, and financial advisors, the costs and expenses of the Paying Agent and fifty percent (50%) of the costs and expenses of the Escrow Agent.

“Compensation Transaction Deductions” shall mean the sum of only the following amounts (a) any and all Tax deductions in respect of cash payments contemplated by this Agreement on Options (including Rollover Options) (including payments pursuant to Section 2.8(c)(i), Section 2.13 or any adjustments to the cash payments with respect thereto (upon the distribution of funds pursuant to the Escrow Agreement with respect to the Options or otherwise)), plus (b) any and all Tax deductions of Company resulting from the exercise or cancellation of any Options in connection with the transactions contemplated by this Agreement, plus (c) any and all payments in respect of Common Stock as contemplated in this Agreement (including upon the distribution of funds pursuant to the Escrow Agreement with respect to such Common Stock) that result in Tax deductions to Company, Merger Sub, Surviving Corporation or Buyer pursuant to Section 421(b) of the Code, plus (d) any and all Tax deductions accrued at or prior to the Closing in respect of the Option FICA Taxes, plus (e) any and all Tax deductions in respect of Unissued Option Cancellation Bonuses; provided, that Compensation Transaction Deductions shall not include any Tax deductions on the exercise or cancellation, subsequent to the Closing, of the Rollover Options.

“Confidentiality and Non-Solicitation Agreement” shall have the meaning set forth in the Recitals.

“Contract” means any agreement, contract, obligation, promise, undertaking, lease, note, bond, mortgage, indenture, license, or purchase order (in each case, whether written or oral) that is legally binding.

“Converted Options” has the meaning set forth in Section 2.8(c)(ii).

“Corporate Adjusted Current Assets” means the aggregate amount of the current assets of the Companies on the Closing Date. Corporate Adjusted Current Assets shall exclude (a) any Corporate Cash, (b) any current or deferred income tax assets, (c) any Clinic Subsidiary Adjusted Current Assets and (d) all intercompany account balances between and among the Company Entities (including all short term notes receivables between and among the Company Entities) but not including any management fee receivable.

“Corporate Adjusted Current Liabilities” means the aggregate amount of the current liabilities of the Companies on the Closing Date. Corporate Adjusted Current Liabilities shall (A) exclude (i) any Corporate Debt, any Indebtedness of the Clinic Subsidiaries and any Indebtedness of the Cluster Subsidiary Holding Companies, including the current portion thereof (including the current portion of accrued interest), (ii) all Company’s Transaction Expenses, (iii) any current or deferred income tax liabilities, (iv) any liability with respect to any Change of Control Payments, (v) any Clinic Subsidiary Adjusted Current Liabilities, (vi) all intercompany account balances between and among the Company Entities (including payables associated with the acquisition of Grovetown Dialysis Clinic, LLC, Louisville Dialysis Clinic, LLC and/or Waynesboro Dialysis Clinic, LLC and all short term notes payable between and among the Company Entities), (vii) the Option FICA Taxes and (viii) the Excluded Items and (B) include, to the extent unpaid at the Closing, any and all cost and expenses of the Company Entities incurred prior to the Closing in connection with (i) any proposed registration of securities under the Securities Act and any previously contemplated refinancing of the Company Entities’ indebtedness (other than the Refinancing) , (ii) services provided by the Bank Rhode Island prior to the Closing Date and (iii) the corporate audits conducted by Grant Thornton, LLP.

“Corporate Cash” means the sum of the Cash of Company on the Closing Date. For the avoidance of doubt, Corporate Cash shall exclude (i) the aggregate proceeds received or deemed to be received by Company from the repayment of the Management Notes on the Closing Date and (ii) any Clinic Subsidiary Cash.

“Corporate Debt” means all Indebtedness of the Companies outstanding on the Closing Date, excluding (i) any Indebtedness of the Companies due to any Clinic Subsidiary or any of the Cluster Holdings Companies to the extent such Indebtedness is equal to or less than $1,000,000 in the aggregate, (ii) the Aggregate Clinic Subsidiary Debt and (iii) all intercompany account balances between and among the Company Entities.

“D&O Indemnified Parties” has the meaning set forth in Section 9.5(a).

“Debt Commitment Letter” has the meaning set forth in Section 4.6.

“Debt Financing” has the meaning set forth in Section 4.6.

“Definitive Financing Agreements” has the meaning set forth in Section 6.3.

“Dissenting Shares” has the meaning set forth in Section 2.8(d)(ii).

“DGCL” has the meaning set forth in Section 2.2.

“DHHS” has the meaning set forth in Section 3.27(b).

“Disclosure Schedules” means the disclosure schedules delivered to Buyer on the date hereof and attached to this Agreement and made an integral part hereof as may be amended, modified or supplemented by any Schedule Supplement.

“Disputed Items” has the meaning set forth in Section 2.13(d).

“Disputed Tax Items” has the meaning set forth in Section 9.4(a).

“Effective Time” has the meaning set forth in Section 2.3.

“Employee” means any current or former employee, director, officer or consultant of the Company Entities in such capacity.

“Encumbrance” means any charge, lien, mortgage, deed of trust, pledge, security interest, charge, option, right of first refusal, easement, servitude, community property interest, conditional sale or other title retention agreement, restrictive covenant, encroachment, encumbrance, claim, restriction, title defect or limitation, hypothecation, or other similar restriction, or any agreement to provide any of the foregoing.

“End Date” has the meaning set forth in Section 10.1(b).

“Environmental Permits” has the meaning set forth in Section 3.12(b).

“Environmental Laws” means all Legal Requirements concerning the protection of the environment or of human health and safety as affected by conditions in the environment, including exposure to Materials of Environmental Concern in the workplace or elsewhere in the environment. For the avoidance of doubt, the Legal Requirements that are the subject of Section 3.27 (Healthcare Laws & Regulations) are not Environmental Laws.

“Equity Commitment Letter” has the meaning set forth in Section 4.6.

“Equity Financing” has the meaning set forth in Section 4.6.

“Equity Rights” means all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exercisable or exchangeable for, shares of the capital stock, membership, partnership or similar equity security or interest of, or in, a Person or by which a Person is or may be bound to issue additional shares of its capital stock, membership, partnership or similar equity security or interest or other Equity Rights, or any preemptive right, stock appreciation right, or phantom stock rights.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations and rules issued thereunder.

“ERISA Affiliate” means, with respect to any Person, (i) a member of any “controlled group” (as defined in Section 414(b) of the IRC) of which that Person is also a member, (ii) a trade or business,

whether or not incorporated, under common control (within the meaning of Section 414(c) of the IRC) with that Person or (iii) a member of any affiliated service group (within the meaning of Section 414(m) of the IRC) of which that Person is also a member.

“Escrow Account” has the meaning set forth in Section 2.12(b)(iv).

“Escrow Agent” means Regions Bank.

“Escrow Agreement” means the Escrow Agreement, in substantially the form attached hereto as Exhibit B to be entered into prior to, or contemporaneously with, the Closing by the parties thereto.

“Escrow Amount” means an aggregate amount equal to the sum of the Indemnification Escrow Amount and the Working Capital Escrow Amount.

“Escrow Contribution Amount” means, with respect to each Seller, an amount equal to product obtained by multiplying (i) the Escrow Amount by (ii) such Seller’s Ownership Percentage.

“Estimated Adjusted Net Working Capital” has the meaning set forth in Section 2.13(a).

“Estimated Closing Date Balance Sheets” has the meaning set forth in Section 2.13(a).

“Estimated Closing Statement” has the meaning set forth in Section 2.13(a).

“Estimated Per Preferred Share Price” means, with respect to each share of Series A Preferred Stock and Series B Preferred Stock outstanding immediately prior to the Effective Time, the product obtained by multiplying (i) the Estimated Per Share Price by (ii) 2.

“Estimated Per Share Price” has the meaning specified in Section 2.13(a).

“Estimated Per Warrant Price” means, with respect to each share of Common Stock that would be issued upon exercise of any Warrant outstanding immediately prior to the Effective Time, (i) the Estimated Per Share Price minus (ii) the exercise price per share of Common Stock under such Warrant.

“Exchange Ratio” means, as of the Closing, a fraction, the numerator of which shall be equal to the Estimated Per Share Price and the denominator of which shall be equal to the Buyer Price Per Share.

“Excluded Issuance” means (i) the issuance of Common Stock pursuant to the exercise of Options and/or Warrants outstanding on the date hereof, (ii) the issuance of capital stock of the Company to the extent such stock is cancelled prior to or in connection with the Merger, (iii) the issuance of equity interests to (or the receipt of capital contributions from) the owners (as set forth on Schedule 3.6(h)) of any Cluster Subsidiary Holding Companies, (iv) the issuance of equity interests to (or the receipt of capital contributions from) the equityholders of a Clinic Subsidiary pursuant to the Company Entities’ Organizational Documents (provided, that in the case of this clause (iv), all such equityholders receive equity interests or fund their capital contributions on a pro rata basis and on the same terms and conditions as all other equityholders of such Clinic Subsidiary), in each case, in the ordinary course of business consistent with past practice and (v) the issuance of equity interests to (or the receipt of capital contributions from) the equityholders of a Clinic Subsidiary formed subsequent to the date of this Agreement; provided, that in the case of each of the foregoing clauses, all such issuances are in respect of newly issued equity interests of the applicable Company Entity (and, for the avoidance of doubt, not in respect of any equity transfers, equity buybacks or equityholder selldowns).

“Excluded Items” means (i) any amount whether due, payable, accrued or otherwise with respect to the Series X Preferred Stock, (ii) any lease obligations with respect to the Cranston facility, (iii) deferred consideration in respect of the Detroit-Wayne facility acquisition, (iv) all accrued legal and accounting fees and expenses in respect of the Spartanburg facility, (v) liabilities in connection with the exercise, subsequent to the date hereof, by any third party of any put or similar rights contained in any of the Company Entities’ Organizational Documents or other agreements set forth in the Disclosure Schedules, (vi) any obligation to make capital contributions or fund the purchase of equity issuances, in each case, on a delayed basis, in connection with the issuance of equity interests contemplated by clauses (iv) or (v) of the definition of Excluded Issuance and (vii) the Unissued Option Cancellation Bonuses.

“Exclusivity Agreement” means that certain letter agreement dated January 15, 2010 by and among the Investor, Company and certain of the Sellers, as amended.

“Final Adjusted Net Working Capital” has the meaning set forth in Section 2.13(b)(ii).

“Final Closing Date Balance Sheets” has the meaning set forth in Section 2.13(b)(i).

“Final Closing Statement” has the meaning set forth in Section 2.13(b)(ii).

“Financing Parties” means lenders and other financial institutions and investors that are or may become parties to the Debt Financing (including the parties to the Debt Commitment Letter and any definitive debt financing agreements).

“Financing Transactions” means the repayment and/or refinancing of the Indebtedness contemplated to be repaid or refinanced pursuant to this Agreement, including the Debt Financing and the Refinancing pursuant to the Intercompany Loan Documents.

“Fully Diluted Outstanding Shares” means the sum of (i) the aggregate number of shares of Common Stock into which the issued and outstanding Series A Preferred Stock and Series B Preferred Stock are convertible, plus (ii) the aggregate number of issued and outstanding shares of Common Stock, plus (iii) the aggregate number of additional shares of Common Stock that would be issued and outstanding if all In-the-Money Options and all Warrants issued and outstanding were exercised by paying the applicable exercise price in cash. The number of Fully Diluted Outstanding Shares shall be determined immediately prior to the contribution contemplated by Section 2.1.

“GAAP” means United States generally accepted accounting principles, as in effect from time to time.

“Governmental Authority” means any United States federal, state, county, municipal, local, provincial or any foreign government, governmental authority, legislature, commission, regulatory or administrative authority, agency, bureau, branch, department, division, commission, or any court, tribunal, arbiter or judicial body having jurisdiction.

“Governmental Authorization” means any approval, consent, license, registration, qualification, filing, permit, waiver, or other authorization issued, granted or otherwise made available by or under the authority of any Governmental Authority, including all permits, licenses, approvals, franchises, notices and authorizations issued by any Governmental Authority that are used or held for use in, necessary or otherwise relate to the ownership, operation or other use of the Business, including, without limitation, all provider agreements and other authorizations necessary for the Business to obtain reimbursement under the Medicare program, each state Medicaid program and all other governmental reimbursement programs under which the Business has obtained reimbursement.

“Governmental Programs” has the meaning set forth in Section 3.27(e).

“Healthcare Providers” has the meaning set forth in Section 3.27(a)(ii).

“HIPAA” has the meaning set forth in Section 3.27(c).

“HIPAA Regulations” has the meaning set forth in Section 3.27(c).

“HITECH” has the meaning set forth in Section 3.27(c).

“HSR Act” means Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Incentive Stock Options” means any Option designated as an “Incentive Stock Option” upon issuance (which Option Company intended Section 421 of the IRC to apply by reason of its qualification under Section 422 of the IRC).

“Indebtedness” means, with respect to the Company Entities and without duplication, (i) the principal value, prepayment and redemption premiums and penalties (if any), unpaid fees and other monetary obligations in respect of any indebtedness for borrowed money, whether short term or long term, including all obligations evidenced by bonds, debentures, notes, other debt securities or similar instruments, (ii) any indebtedness arising under the Capital Leases, whether short term or long term, (iii) all liabilities secured by any Encumbrance, other than Permitted Exceptions, on any property owned by the Company Entities, (iv) all liabilities under any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement or other similar agreement designed to protect Company against fluctuations in interest rates, (v) all indebtedness for the deferred purchase price of property or services (other than trade payables included in current liabilities on the Closing Date Balance Sheets), (vi) any indebtedness evidenced by any note, bond, debenture mortgage or other debt instrument or debt security, (vii) all liabilities under any letters of credit, performance bonds, bankers acceptances or similar obligations, (viii) all interest, fees and other expenses owed with respect to indebtedness described in the foregoing clauses (i) through (viii), (ix) all indebtedness referred to in the foregoing clauses (i) through (viii) which is directly or indirectly guaranteed by Company or any of the other Company Entities or that is secured by the assets or properties of Company or any of the other Company Entities. Notwithstanding the foregoing, Indebtedness shall not include (i) the Excluded Items, (ii) indebtedness issued pursuant to the definitive documentation contemplated by the Debt Commitment Letter or (iii) liabilities of Bristol Dialysis LLC, Langhorne Dialysis LLC, Bensalem Dialysis Center LLC and/or Woodhaven Dialysis Center, LLC due to certain physician partners thereof. For the avoidance of doubt, amounts due and owing AFCO Credit Corporation (“AFCO”) pursuant to the Commercial Premium Finance Agreement dated December 16, 2009 between the Company and AFCO shall not be deemed to be Indebtedness.

“Indemnification Claim” has the meaning set forth in Section 11.5(a).

“Indemnification Escrow Amount” means $27,500,000.

“Indemnification Notice” has the meaning set forth in Section 11.5(a).

“Indemnitee” has the meaning set forth in Section 11.5(a).

“Indemnitor” has the meaning set forth in Section 11.5(a).

“Independent Accounting Firm” has the meaning set forth in Section 2.13(d).

“Initial End Date” has the meaning set forth in Section 10.1(b).

“Intellectual Property Rights” means all worldwide intellectual property or proprietary rights of any description of any Person, including all rights of any Person in and to (a) patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, reexaminations, provisionals, divisions, renewals, revivals, and foreign counterparts thereof and all registrations and renewals in connection therewith, (b) trademarks, service marks, trade dress, logos, trade names and corporate names, together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (c) copyrightable works, copyrights and all applications, registrations and renewals in connection therewith, (d) mask works and all applications, registrations and renewals in connection therewith, (e) trade secrets, inventions and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, business and marketing plans and proposals, assembly, test, installation, service and inspection instructions and procedures, technical, operating and service and maintenance manuals and data, hardware reference manuals and engineering, programming, service and maintenance notes and logs), (f) computer software (including all source code, object code, data and related documentation), (g) Internet addresses, URL, domain names, websites and web pages, and (h) goodwill related to all of the foregoing.

“Intercompany Loans” means the loans made by the Company to the Clinic Subsidiaries pursuant to the Intercompany Loan Documents.

“Intercompany Loan Documents” means the intercompany loan documents entered into by ARA and certain of the Clinic Subsidiaries on or prior to the date hereof substantially in the form attached hereto as Exhibit C which documents include a Form of Guaranty pursuant to which each of the members or partners of a Clinic Subsidiary (other than ARA) guaranty its pro rata portion of any Intercompany Loan made to such Clinic Subsidiary based upon such member’s or partner’s ownership of such Clinic Subsidiary.

“Intermediate Holdings” has the meaning set forth in the introductory paragraph.

“In-the-Money Options” means all Options with an exercise price per share of Common Stock less than the Per Share Price.

“Investor” means Centerbridge Capital Partners, L.P., a Delaware limited partnership.

“IRC” means the Internal Revenue Code of 1986, as amended, and regulations issued by the IRS pursuant to the Internal Revenue Code.

“IRS” means the United States Internal Revenue Service or any successor agency, and, to the extent relevant, the United States Department of the Treasury.

“Knowledge” means with respect to any matter in question, in the case of the Companies, the actual knowledge of the Specified Officers. For purposes of this definition, the term “Specified Officers” means Joseph A. Carlucci, Syed T. Kamal, Christopher T. Ford, John McDonough, Michael R. Costa, Jennifer Cordeiro, Janet S. Bernardy, Jennifer Rizzo, Jeff Dale, Francine Wachtmann, Sue Rottura, Shari Cousins (RN), Richard Fishpaw, James Dilts (RN) and Karen Bowman (RN).

“Leased Real Property” has the meaning set forth in Section 3.8(b).

“Leases” means all leases, subleases, licenses, concessions and other agreements, including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, to which any of the Company Entities is a party and pursuant to which any of the Company Entities uses or occupies or has the right to use or occupy any real property.

“Legal Requirement” means any federal, state, provincial, local, municipal, foreign, international, multinational, or other administrative Order, constitution, law, ordinance, principle of common law, regulation, policy, statute or treaty; including, but not limited to, any laws relating to healthcare regulatory matters, including: (i) 42 U.S.C. §§ 1320a-7, 7a and 7b, which are commonly referred to as the “Federal Fraud Statutes,” and including § 1320(a)-7b(b), which is commonly referred to as the “anti-kickback law”; (ii) 42 U.S.C. § 1395nn, which is commonly referred to as the “Stark Law”; (iii) 31 U.S.C. §§ 3729-3733, which is commonly referred to as the “Federal False Claims Act”; (iv) 42 U.S.C. §§ 1320d through 1320d-8 and 42 C.F.R. §§ 160, 162 and 164, which are commonly referred to as the “Health Insurance Portability and Accountability Act of 1996”; and (v) any related federal or state statutes or regulations governing claims or payments.

“Letter of Transmittal” has the meaning set forth in Section 2.1(a).

“Limited Guarantee” shall have the meaning set forth in the Recitals.

“Losses” of a Person means any liabilities, losses, damages, deficiencies, assessments, judgments and costs or expenses (including out-of-pocket expenses for investigation and defense and reasonable attorneys’ fees) actually incurred or sustained by the indemnified party, but specifically excluding any special, consequential, indirect or incidental damages, lost profits or punitive damages (except in each of the foregoing cases, to the extent that such Losses were direct and reasonably foreseeable consequences of the relevant breach); provided, however, that Losses shall not be calculated based on multiples of profits, cash flow or earnings before interest, taxes, depreciation and amortization or similar valuation methodology; provided, further, that notwithstanding the foregoing, nothing herein shall limit a Person’s ability to recover any Losses to the extent awarded in connection with a Third Party Claim. For the avoidance of doubt, Losses shall be determined after taking into consideration any amounts actually received by the Party seeking indemnification pursuant to any other agreement (other than this Agreement or any Transaction Document).

“Management Notes” shall mean the promissory notes set forth on Schedule 4.

“Marketing Period” has the meaning set forth in Section 6.3.

“Material Adverse Effect” means any event, circumstance, development, change or effect that individually or in the aggregate, with all other events, circumstances, developments, changes and effects, has had or would reasonably be expected have, a material adverse effect on (i) the business, condition (financial or otherwise), properties, assets, liabilities, or results of operations of the Company Entities, taken as a whole, other than any event, circumstance, development, change or effect resulting from any of the following: (A) changes, after the date hereof, in general economic, financial or securities market conditions in the United States or global economy, including changes in interest or exchange rates, (B) general changes or developments, after the date hereof, in the industries in which the Company Entities operate, including general changes, after the date hereof, in any Legal Requirement of any Governmental

Authority of general applicability to companies in the industries in which the Company Entities operate, (C) the impact of the announcement or consummation of the transactions contemplated by this Agreement on the Company Entities’ customers, suppliers or payers (provided, that, to the extent applicable, the exceptions in this clause (C) shall be disregarded in determining whether there is a breach of the representations or warranties contained in Section 3.5, 3.8(b)(iv), 3.16(a) or 3.18(b)), (D) changes, after the date hereof, in GAAP, (E) actions taken or omissions by the Company Entities with the prior written consent of Buyer or expressly required by this Agreement, (F) any hostilities, act of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, act of war, sabotage, terrorism or military actions, in each case, generally affecting the industries in which the Company Entities operate, (G) the failure of the Company Entities, in and of itself, to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided, that the underlying causes of such failure shall be considered in determining whether there is a Material Adverse Effect), or (H) changes, after the date hereof, in any Legal Requirement affecting the validity, enforceability or legality of the Intercompany Loans, except, in the case of the foregoing clauses (A), (B), (D) or (F), to the extent such events, circumstances, developments, changes or effects referred to therein have or would reasonably be expected to have a materially disproportionate impact on the Company Entities, taken as a whole, as compared to other companies in the industry in which any of the Company Entities operate or (ii) the ability of the Company Entities to perform their respective obligations under this Agreement and the other Transaction Documents and to consummate the transactions contemplated hereby and thereby on a timely basis.

“Material Contracts” has the meaning set forth in Section 3.18(a).

“Material Intellectual Property” has the meaning set forth in Section 3.20(a).

“Materials of Environmental Concern” means any: (i) gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products, polychlorinated biphenyls, urea-formaldehyde insulation, asbestos, molds, or radioactivity; (ii) biological or medical wastes; and (iii) hazardous or toxic substances or wastes, pollutants, contaminants, or terms of similar import defined under or regulated pursuant to any applicable Environmental Law, and any other substances that could give rise to liability under any applicable Environmental Law.

“Merger” has the meaning set forth in Section 2.2.

“Merger Sub” has the meaning set forth in the introductory paragraph.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“Non-Disclosure Agreement” means that certain Non-Disclosure and Confidentiality Agreement dated August 12, 2008 between the Investor and Company.

“Opened Clinic Subsidiary” means each Clinic Subsidiary (other than the Clinic Subsidiary Holding Companies) which is providing dialysis services to patients on the Closing Date.

“Option” means each stock option issued pursuant to any of the Stock Option Plans (or otherwise) and outstanding on the date hereof.

“Option Election Deadline” has the meaning set forth in Section 2.8(c)(iii)(B).

“Option Election Delivery Date” has the meaning set forth in Section 2.8(c)(iii)(B).

“Option Rollover Election; Cancellation and Payment Acknowledgement” has the meaning set forth in Section 2.8(c)(iii)(B).

“Option FICA Taxes” shall mean the FICA portion (i.e. the 6.2% and not the 1.45% HI portion) of any employer sided payroll taxes payable in connection with the payments contemplated by this Agreement made at or prior to the Closing with respect to the Options.

“Optionholder” means the Persons who, immediately prior to the Effective Time, are the record owners of the Options. For the avoidance of doubt, a Person who has exercised an Option (whether or not contingent on the Closing) prior to the Effective Time shall not be considered an Optionholder with respect to such Option.

“Order” means any award, writ, injunction, judgment, order or decree entered, issued, made, or rendered by, or settlement under the jurisdiction of, any Governmental Authority.

“Organizational Documents” means certificates of incorporation, bylaws, certificates of formation, limited liability company agreements and similar constituent documents.

“Other Transaction Deductions” shall mean any Tax deductions in respect of any of the expenses set forth on Schedule 2.11(c).

“Owned Real Property” has the meaning set forth in Section 3.8(a).

“Ownership Percentage” means, with respect to each Seller, the quotient obtained and expressed as a percentage, by dividing (A) the sum of (i) the aggregate number of shares of Common Stock into which the Series A Preferred Stock and Series B Preferred Stock held by such Seller are convertible, plus (ii) the aggregate number of shares of Common Stock held by such Seller, plus (iii) the aggregate number of additional shares of Common Stock that would be issued and outstanding if all In-the-Money Options and all Warrants held by such Seller were exercised by (B) the number of Fully Diluted Outstanding Shares. Each Seller’s Ownership Percentage shall be determined immediately prior to the contribution contemplated by Section 2.1 and set forth as a component of the Payments Certificate to be delivered to Buyer.

“Party” or “Parties” means, individually or collectively, Persons executing this Agreement on the signature page hereto.

“Pay-Off Letters” has the meaning set forth in Section 2.11(a).

“Paying Agent” means Regions Bank.

“Payments Certificate” has the meaning set forth in Section 2.11(d).

“Per Share Price” means the quotient obtained by dividing the Purchase Price by the Fully Diluted Outstanding Shares.

“Per Share Price Per Preferred Share” means, with respect to each share of Series A Preferred Stock and Series B Preferred Stock outstanding immediately prior to the Effective Time, the product obtained by multiplying (i) the Per Share Price by (ii) 2.

“Per Share Price Per Warrant” means, with respect to each share of Common Stock that would be issued upon exercise of any Warrant outstanding immediately prior to the Effective Time, (i) the Per Share Price minus (ii) the exercise price per share of Common Stock under such Warrant.

“Per Share Series X Value” means the quotient obtained by dividing (i) the Series X Value by (ii) the aggregate number of shares of Series X Preferred Stock issued and outstanding as of the Effective Time.

“Permitted Exceptions” means (i) Encumbrances for Taxes not yet due or payable or that are being contested in good faith by appropriate Proceedings; (ii) Encumbrances in favor of vendors, carriers, warehousemen, repairmen, mechanics, workers, materialmen, construction or other similar Encumbrances arising by operation of law or in the ordinary course of business consistent with past practices in respect of obligations that are not yet due or that are being contested in good faith by appropriate Proceedings; (iii) Encumbrances arising pursuant to Indebtedness which will be released at or prior to the Closing; (iv) easements, servitudes, reservations, rights of way, restrictions, covenants, conditions and other similar encumbrances whether of record or apparent on the premises, including but not limited to road, highway, pipeline, railroad and utility easements and servitudes which do not, individually or in the aggregate, interfere in any material respect with the use, occupancy or operation of the real property as currently used, occupied and operated or as intended to be used, occupied and operated by the Companies in the Business, (v) municipal, zoning and building by-laws, to the extent the failure to comply with the foregoing would, individually or in the aggregate, result in or would reasonably be expected to result in material liability to the Company Entities, or reasonably be expected to interfere in any material respect with the conduct of the Company Entities’ business; (vi) statutory Encumbrances incurred or deposits made in the ordinary course of business in connection with workers’ compensation, employment insurance and other social security legislation; (vii) deposits to secure the performance of bids, trade contracts and leases, statutory obligations, surety bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business; (viii) Encumbrances encumbering customary deposit accounts or brokerage accounts incurred in the ordinary course of business; (ix) Encumbrances which arise under Article 4 of the Uniform Commercial Code of any applicable jurisdiction on items in collection and documents and proceeds related thereto; (x) Encumbrances encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements, including rights of setoff; (xi) Encumbrances of bailees for assets in the ordinary course of business, consistent with past practices and (xii) Encumbrances expressly set forth in the Company Entities’ Organizational Documents in effect as of the date of this Agreement or entered into after the date of this Agreement (but, with terms and conditions that are substantially consistent with the terms and conditions contained in the Company Entities’ Organizational Documents in effect as of the date of this Agreement).

“Person” means any individual, corporation (including any non-profit corporation), partnership, limited liability company, joint venture, estate, trust, association, organization, labor union or other entity or Governmental Authority.

“Personal Data” means a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, or customer or account number, or any other piece of information that allows the identification of a natural person.

“Post-Closing Obligations” has the meaning set forth in Section 11.1.

“Post-Closing Tax Period” has the meaning set forth in Section 9.4(h).

“Pre-Closing Tax Period” shall mean any taxable period ending on or before the Closing Date and with respect to any taxable period that includes but does not end on the Closing Date, the portion of such period that ends on and includes the Closing Date.

“Preferred Rollover Shares” means, with respect to each Preferred Rollover Stockholder, that number of shares of Series B Preferred Stock of Company owned by such Preferred Rollover Stockholder determined by dividing (x) such Preferred Rollover Stockholder’s Preferred Rollover Value by (y) the Estimated Per Share Price Per Preferred Share.

“Preferred Rollover Stockholders” means those Rollover Stockholders listed on Schedule 1.2 attached hereto with an amount greater than zero opposite its name under the column entitled “Preferred Rollover Value.”

“Preferred Rollover Value” means, with respect to each Preferred Rollover Stockholder, the amount set forth opposite such Preferred Rollover Stockholder’s name on Schedule 1.2 under the column entitled “Preferred Rollover Value.”

“Preferred Stock” means, collectively, the Series A Preferred Stock, Series B Preferred Stock and Series X Preferred Stock.

“Private Programs” has the meaning set forth in Section 3.27(e).

“Proceeding” means any action, arbitration, audit, hearing, inquiry, investigation, litigation, case, or suit (whether civil, criminal, administrative or investigative) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority.

“Protest Notice” has the meaning set forth in Section 2.13(d).

“Purchase Price” has the meaning set forth in Section 2.9(a).

“Qualified” means any representation, warranty, obligation, covenant or other agreement, as applicable, which is subject to a “materiality,” “material,” “Material Adverse Effect,” “in all material respects” or similar qualification (but not including Knowledge); and the use of any such term shall be deemed to be a “Qualification”.

“Refinancing” has the meaning set forth in Section 2.12(b)(vii).

“Registration Rights Agreement” has the meaning set forth in Section 2.1(b).

“Related Party” means any member, partner, shareholder, director, officer or Affiliate of any of the Company Entities (other than another Company Entity), and if such Person is a natural person, any member of the immediate family of any such natural person, in each case, immediately prior to the Closing.

“Related Party Transaction” has the meaning set forth in Section 3.21.

“Related Person” has the meaning set forth in Section 10.2(c).

“Representative” means with respect to a particular Person, any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants and financial advisors.

“Required Information” has the meaning set forth in Section 5.7.

“Restricted Stock” has the meaning set forth in Section 2.8(a)(iv).

“Rollover Options” has the meaning set forth in Section 2.8(c)(iii)(A).

“Rollover Stockholders” has the meaning set forth in the introductory paragraph.

“Rollover Value” has the meaning set forth in the Recitals. When used with respect to a Rollover Stockholder, Rollover Value means the amount set forth opposite such Rollover Stockholder’s name on Schedule 1.2 attached hereto under the column entitled “Rollover Value.”

“Schedule Supplement” has the meaning set forth in Section 5.9.

“Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

“Seller Indemnitees” has the meaning set forth in Section 11.3(a).

“Sellers” means, collectively, holders of Series A Preferred Stock, Series B Preferred Stock and Common Stock, Optionholders and Warrantholders.

“Sellers’ Representative” means Wachovia Capital Partners GP I, LLC, a Delaware limited liability company.

“Series A Preferred Stock” means the shares of Company’s preferred stock designated as Series A Convertible Preferred Stock, par value $0.001 per share.

“Series B Preferred Stock” means the shares of Company’s preferred stock designated as Series B Convertible Preferred Stock, par value $0.001 per share.

“Series X Preferred Stock” means the shares of Company’s preferred stock designated as Series X Redeemable Preferred Stock, par value $0.001 per share.

“Series X Value” means an aggregate amount equal to (i) $1,000 per share of each share of Series X Preferred Stock outstanding as of the Effective Time plus (ii) all accrued and unpaid dividends on such Series X Preferred Stock computed through and including the Closing Date.

“Spread Value” means, with respect to an Option, an amount equal to the product of (x) the aggregate number of shares of Common Stock that would be issued to the applicable Optionholder in respect of such Option if the Option was exercised in full multiplied by (y) the excess, if any, of the Estimated Per Share Price over the exercise price per share of Common Stock under such Option.

“Stock Option Plans” mean, collectively, the ARA 2000 Equity Incentive Plan adopted by Company’s Board of Directors on July 17, 2000, as amended, and Company’s 2005 Equity Incentive Plan adopted by Company’s Board of Directors on December 16, 2005, as amended.

“Stockholders” shall have the meaning set forth in the Recitals.

“Stockholders Agreement” shall have the meaning set forth in Section 2.1(b).

“Straddle Period” has the meaning set forth in Section 9.4(e).

“Subsidiaries” means ARA and ARM.

“Survival Date” means the later of (i) the first anniversary of the Closing Date and (ii) the date that is 30 days following the delivery of the audited financial statements of Company and its subsidiaries for calendar year 2010 (but, in the case of this clause (ii), in no event later than May 31, 2011).

“Surviving Corporation” shall have the meaning set forth in the Recitals.

“Surviving Corporation Certificate of Incorporation” shall have the meaning set forth in the Section 2.4.

“Tail Premium” the cost of the “tail” prepaid insurance policy to be purchased as contemplated pursuant to Section 9.5(b) of this Agreement.

“Target Working Capital” means $5,220,000.

“Tax” or “Taxes” (and with correlative meaning, “Taxable” and “Taxing”) means (i) any federal, state, provincial, local, foreign or other income, alternative, minimum, add-on minimum, accumulated earnings, personal holding company, franchise, capital stock, net worth, capital, profits, intangibles, windfall profits, gross receipts, value added, sales, use, goods and services, excise, customs duties, transfer, conveyance, mortgage, registration, stamp, documentary, recording, premium, severance, environmental (including taxes under Section 59A of the IRC), natural resources, real property, personal property, ad valorem, intangibles, rent, occupancy, license, occupational, employment, unemployment insurance, social security, disability, workers’ compensation, payroll, health care, withholding, estimated or other taxes, duties, levies or other similar governmental charges or assessments or deficiencies thereof (including all interest and penalties thereon and additions thereto whether disputed or not) and (ii) any liability in respect of any items described in clause (i) above by reason of (a) being a transferee or successor or by having been a member of a combined or consolidated group, or (b) by contract or otherwise.

“Tax Opinion Accounting Firm” has the meaning set forth in Section 9.4(i).

“Tax Opinion Indemnification” has the meaning set forth in Section 9.4(i).

“Tax Opinion Indemnification Expiration Date” has the meaning set forth in Section 9.4(i).

“Tax Refund Consideration” shall mean an amount equal to the sum of the amount of any tax refunds that are from time to time distributable pursuant to Section 9.4(g).

“Tax Return” means any return, declaration, report, claim for refund, information return, or other document (including any related or supporting estimates, elections, schedules, statements, or information), including any amendments thereto, filed or required to be filed in connection with the determination, assessment, or collection of any Tax or the administration of any Legal Requirements relating to any Tax.

“Tax Savings Consideration” shall mean an amount equal to the Actual Tax Savings that are from time to time distributable pursuant to Section 9.4(h).

“Taxing Authority” means any Governmental Authority with administrative, regulatory, or judicial authority and responsibility for determining or enforcing the payment of Taxes.

“Third Party Claim” means any Proceeding that is instituted against an Indemnitee by a Person other than an Indemnitor or another Indemnitee.

“Threshold Amount” has the meaning set forth in Section 11.4(a)(iii).

“Transaction Documents” means this Agreement, the Escrow Agreement, the Warrant Cancellation and Payment Acknowledgement and the Option Rollover Election; Cancellation and Payment Acknowledgement.

“Unissued Option Cancellation Bonuses” shall mean the bonuses paid to the employees listed on Schedule 1.4 with each such employee receiving a bonus in an amount equal to the product of (i) the number set forth opposite such individual’s name on Schedule 1.4 multiplied by (ii) the excess of the Estimated Per Share Price over $8.31.

“Warrant” means each warrant issued by Company and outstanding on the date hereof.

“Warrant Cancellation and Payment Acknowledgement” has the meaning set forth in Section 2.10(c).

“Warrantholder” means the Persons who immediately prior to the Effective Time, are the record owners of the Warrants.

“WCP Fund I” has the meaning set forth in the Recitals.

“Working Capital Escrow Amount” means $2,500,000.

ARTICLE II

CONTRIBUTION; MERGER; PURCHASE AND SALE; CLOSING

2.1 Contribution.

(a) Subject to the terms and conditions of this Agreement, immediately prior to (but subject to the consummation of) the Merger, each Rollover Stockholder, severally and not jointly, shall contribute the Common Rollover Shares and/or Preferred Rollover Shares held by such Rollover Stockholder to Buyer in exchange and as the total consideration for the issuance by Buyer to such Rollover Stockholder of a number of shares of Buyer Common Stock equal to the quotient of the Rollover Value attributable to such Stockholder as set forth on Schedule 1.2 divided by Buyer Price Per Share. Upon delivery of the certificates representing the Common Rollover Shares and Preferred Rollover Shares, Buyer will as soon as reasonably practicable deliver to each applicable Rollover Stockholder evidence of book-entry shares representing the shares of Buyer Common Stock issuable to such Rollover Stockholder based on the Estimated Per Share Price and/or the Estimated Per Preferred Share Price. For purposes of determining which shares of Common Stock or Series B Preferred Stock held by a Rollover Stockholder that shall become Common Rollover Shares and/or Preferred Rollover Shares, unless otherwise specifically directed in writing in a letter of transmittal in the form attached hereto as Exhibit D (the “Letter of Transmittal”), Company shall use the shares issued to a Rollover Stockholder in the order of issuance by Company from the earliest to the most recent date of issuance.

(b) As of the date hereof, each of the Rollover Stockholders has entered into a Stockholders Agreement in the form of Annex II (the “Stockholders Agreement”) and a Registration Rights Agreement in the form of Annex III (the “Registration Rights Agreement”), in each case, with Buyer and the Investor, which shall become effective at the Effective Time.

2.2 Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, Merger Sub shall be merged with and into Company (the “Merger”) in accordance with Section 251 of the General Corporation Law of the State of Delaware (“DGCL”). Company shall be the Surviving Corporation resulting from the Merger and shall continue to be governed by the laws of the State of Delaware. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Board of Directors of Company, Buyer and Merger Sub. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, immunities, powers and franchises of Company and Merger Sub shall be vested in the Surviving Corporation, and all debts, liabilities and duties of Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

2.3 Effective Time. At the Closing, Company shall file (i) the certificate of merger, in the form attached hereto as Exhibit E (the “Certificate of Merger”) and (ii) make all filings or recordings required under the DGCL in connection with the Merger. The Merger and the other transactions contemplated by this Agreement shall become effective on the date and at the time the Certificate of Merger is duly filed with the Secretary of State of Delaware or at such subsequent time as Buyer and Company shall agree and as shall be specified in the Certificate of Merger (the “Effective Time”).

2.4 Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended to read in its entirety as the certificate of incorporation of Merger Sub read immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be American Renal Holdings Inc. and the provision in the certificate of incorporation of Merger Sub naming its incorporator shall be omitted, in each case, in the form attached hereto as Exhibit F (the “Surviving Corporation Certificate of Incorporation”).

2.5 Bylaws. The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

2.6 Directors. From and after the Effective Time, the directors of Merger Sub in office immediately prior to the Effective Time shall be the directors of the Surviving Corporation and shall continue to hold such office from the Effective Time until their respective successors are duly elected or appointed in the manner provided in the Surviving Corporation Certificate of Incorporation or bylaws of the Surviving Corporation or as otherwise provided by law or in the Stockholders Agreement.

2.7 Officers. Unless otherwise set forth in a notice provided by Buyer to the Company no later than two (2) Business Days prior to the Closing Date, from and after the Effective Time, the officers of Company in office immediately prior to the Effective Time shall remain the officers of the Surviving Corporation and shall continue to hold such office from the Effective Time until their respective successors are duly elected or appointed in the manner provided in the Certificate of Incorporation or Bylaws of the Surviving Corporation or as otherwise provided by law.

2.8 Conversion of Shares (including Restricted Stock) in Merger; Cancellation of Warrants; Cancellation or Rollover of Options; Other Matters. Subject to the provisions of this Article II, by virtue of the Merger and without any further action on the part of Buyer, Merger Sub or Company:

(a) Conversions of Shares in Merger

(i) Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into and exchanged for, at the Effective Time, one newly and validly issued, fully paid and non-assessable share of common stock, $0.01 par value per share of the Surviving Corporation and such shares shall, collectively, represent all of the issued and outstanding capital stock of the Surviving Corporation.

(ii) Each share of Series X Preferred Stock issued and outstanding at the Effective Time (other than Series X Preferred Stock held by any Company Entities (other than the Company), which shall not be cancelled and shall remain outstanding) shall cease to be outstanding and shall be converted into and exchanged for, at the Effective Time, the right to receive an amount equal to the Per Share Series X Value, without any interest thereon, upon surrender and exchange of the certificate representing such share of Series X Preferred Stock.

(iii) Each share of Series A Preferred Stock and Series B Preferred Stock issued and outstanding at the Effective Time (other than Dissenting Shares and the Preferred Rollover Shares, which shall be cancelled in accordance with Section 2.8(a)(v) below, and Series A Preferred Stock and Series B Preferred Stock held by any Company Entities (other than the Company), which shall not be cancelled and shall remain outstanding), shall cease to be outstanding and shall be converted into and exchanged for, at the Effective Time, the right to receive an amount equal to the Per Share Price Per Preferred Share, without any interest thereon, upon surrender and exchange of the certificate representing such share of Series A Preferred Stock or Series B Preferred Stock, as applicable.

(iv) Each share of Common Stock issued and outstanding at the Effective Time (other than Dissenting Shares and the Common Rollover Shares, which shall be cancelled in accordance with Section 2.8(a)(v) below), and Common Stock held by any Company Entities (other than the Company), which shall not be cancelled and shall remain outstanding) shall cease to be outstanding and shall be converted into and exchanged for, at the Effective Time, the right to receive an amount equal to the Per Share Price, without any interest thereon, upon surrender and exchange of the certificate representing such share of Common Stock. Without duplication of the foregoing, each share of Common Stock subject to restriction granted under the Stock Option Plans (each, a “Restricted Stock”) issued and outstanding at the Effective Time shall become fully vested and shall cease to be outstanding and shall be converted into and exchanged for, at the Effective Time, the right to receive an amount equal to the Per Share Price, without any interest thereon, and each holder thereof shall cease to have any rights with respect thereto, except the right to receive the Per Share Price

(v) Each of the Common Rollover Shares issued and outstanding immediately prior to the Effective Time but subsequent to the contribution contemplated by

Section 2.1 immediately prior to the Effective Time, shall, at the Effective Time, be cancelled and extinguished for no consideration and without any conversion thereof, and shall no longer evidence ownership of the shares of Surviving Corporation common stock after the Merger.

(vi) Each share of Common Stock or Preferred Stock owned by the Company, if any, immediately prior to the Effective Time, shall, at the Effective Time, be cancelled and extinguished for no consideration and without any conversion thereof, and shall no longer evidence ownership of the shares of Surviving Corporation common stock after the Merger.

(b) Cancellation of Warrants

(i) Each Warrant issued and outstanding immediately prior to the Effective Time and not exercised shall be cancelled, extinguished and cease to be outstanding and shall be converted into and exchanged for, at the Effective Time, only the right to receive an amount equal to the product of (X) the aggregate number of shares of Common Stock that would be issued to the holder of such Warrant if such Warrant were exercised multiplied by (Y) the Per Share Price Per Warrant (of such Warrant), without any interest thereon.

(c) Cancellation or Rollover of Options

(i) Cash-Out of Options. Subject to Section 2.10(d), each Option (other than a Rollover Option) issued and outstanding immediately prior to the Effective Time (whether or not then vested) shall cease to be outstanding and shall be converted into and exchanged, at the Effective Time, for the right to receive an amount equal to the product of (X) the aggregate number of shares of Common Stock that would be issued to the applicable Optionholder in respect of such Option if the Option were exercised multiplied by (Y) the excess, if any, of the Per Share Price over the exercise price per share of Common Stock under such Option, without any interest thereon. If an Option is not an In-the-Money Option, it shall, at the Effective Time, cease to be outstanding for no consideration in exchange therefor.

(ii) Rollover of Options. Subject to Section 2.10(d), each Rollover Option issued and outstanding immediately prior to the Effective Time (whether or not then vested) shall be, as of the Effective Time, converted and exchanged automatically into a fully vested and exercisable substitute option to purchase shares of common stock of Buyer (the “Converted Options”) upon the same terms and conditions as are in effect immediately prior to the Effective Time with respect to such Rollover Options (including any such terms and conditions which become effective in connection with the transactions contemplated by this Agreement), except that (A) the price per share of common stock of the Buyer under each Converted Option shall be an amount equal to 25% of the Buyer Price Per Share (rounded up to the nearest full cent) and (B) each such Converted Option shall be exercisable for, and represent the right to acquire, that whole number of shares of common stock of Buyer (rounded down to the nearest whole share) equal to quotient of (1) the aggregate Spread Value of the underlying Rollover Option divided by (2) 75% of the Buyer Price Per Share (provided, that with respect to any Rollover Option for which the exercise price per share of Common Stock is equal to less than 25% of the Estimated Per Share Price, (x) the price per share of common stock of the Buyer under the corresponding Converted Option shall be an amount equal to the quotient of (1) the exercise price per share of Common Stock specified in such Option divided by (2) the Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent) and (y) the number of shares of common stock of Buyer subject to such Converted Option shall be equal to the number of shares of Common Stock of the Company subject to such Option multiplied by the Exchange Ratio).

(iii) Determination of Rollover Options.

(A) If validly elected by a holder pursuant to Section 2.8(c)(iii)(B), an Optionholder’s “Rollover Options” shall be those Options having an aggregate Spread Value equal to 25% of the aggregate Spread Value of all Options held by the Optionholder. In determining which Options to use to satisfy the foregoing numerical test, Rollover Options shall be those Options that have the latest expiration date (as opposed to Options with earlier expiration dates) and shall include the fewest number of Incentive Stock Options necessary to satisfy such numerical test. Subject to the 25% of the aggregate Spread Value limitation above, if, however, an election is made pursuant to Section 2.8(c)(iii)(A), an Optionholder’s “Rollover Options” shall be those Options identified in such election, if any. Notwithstanding the foregoing, Messrs. Joseph Carlucci, Syed Kamal and Christopher Ford shall not have any Rollover Options and Mr. John McDonough’s Rollover Options shall be those Options identified on Schedule 2.8(c)(iii)(A).

(B) An election form in the form attached hereto as Exhibit G (the “Option Rollover Election; Cancellation and Payment Acknowledgement”) shall be mailed or delivered to each Optionholder no later than five (5) Business Days after Intermediate Holdings (or one of its Affiliates) commences to distribute to prospective investors its printed preliminary offering memorandum in connection with the Debt Financing (the “Option Election Delivery Date”) and Buyer shall give Company notice of the date it commences such distribution. Each Option Rollover Election; Cancellation and Payment Acknowledgement shall permit the Optionholder to specify and elect: (i) to have no Rollover Options or (ii) to have Rollover Options with a Spread Value of up to 25% of the aggregate Spread Value of all Options held by such Optionholder. Any such election shall have been properly made only if Buyer and the Company shall have received a properly completed Option Rollover Election; Cancellation and Payment Acknowledgement by 5:00 p.m. New York City time ten (10) Business Days after the Option Election Delivery Date (the “Option Election Deadline”). An Option Rollover Election; Cancellation and Payment Acknowledgement shall be deemed properly completed only if duly executed by the Optionholder of such Option, together with any other materials required to be submitted in accordance with the instructions set forth in the Option Rollover Election; Cancellation and Payment Acknowledgement. Any Option Rollover Election; Cancellation and Payment Acknowledgement may be revoked or modified by the person submitting such form, only by written notice to Buyer and the Company received prior to the Option Election Deadline. In the event (A) an Option Rollover Election; Cancellation and Payment Acknowledgement is so revoked and a subsequently properly completed Option Rollover Election; Cancellation and Payment Acknowledgement is not thereafter received by Buyer and the Company prior to the Option Election Deadline or (B) the Company or Buyer has not received an effective, properly completed, Option Rollover Election; Cancellation and Payment Acknowledgement before the Option Election Deadline with respect to any specified Option, then, in each case, the applicable Optionholder shall not have any Rollover Options (unless such holder and Buyer otherwise agree prior to the Closing).

(C) Notwithstanding the foregoing, no Option that is not an In-the-Money Option shall be a Rollover Option.

(d) Other Matters

(i) Buyer, Company or the Surviving Corporation (as appropriate) shall be entitled to deduct and withhold from the consideration otherwise payable with respect to the cash-out of Options pursuant to Section 2.8(c)(i) of this Agreement and any other payment made pursuant to this Agreement at the time such payment is made, such amounts as Buyer, Company or the Surviving Corporation (as appropriate) is required to deduct and withhold with respect to the making of such payment under the IRC, or any applicable provision of state, local, or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be timely paid to the appropriate Taxing Authority and shall be treated for all purposes of this Agreement as having been paid to the person in respect of whom such deduction and withholding was made. Payments of the net consideration to be paid to holders of the Options shall be made by Company checks through Company’s payroll process.

(ii) Notwithstanding anything in this Agreement to the contrary, any Common Stock or Preferred Stock issued and outstanding immediately prior to the Effective Time and held by a holder who timely delivers to Company such holder’s notice of intent to demand payment for such holder’s shares if the Merger is effected, which holder has not previously, and thereafter does not, vote in favor of the Merger or consent thereto in writing and who otherwise properly demands appraisal for such Common Stock or Preferred Stock in accordance with the DGCL (“Dissenting Shares”), shall not be converted into a right to receive the Per Share Price or the Per Share Price Per Preferred Share at the Effective Time in accordance with Section 2.8 hereof, but shall represent and become the right to receive such consideration as may be determined to be due to the holder of such Dissenting Shares pursuant to the laws of the State of Delaware, unless and until such holder fails to perfect or withdraws or otherwise loses such holder’s right to appraisal and payment under the DGCL. If, after the Effective Time, such holder fails to perfect or withdraws or otherwise loses such holder’s right to payment of the fair value, such former Dissenting Shares held by such holder shall be treated as if they has been converted as of the Effective Time into a right to receive, upon surrender as provided above, the Per Share Price or the Per Share Price Per Preferred Share in accordance with this Section 2.8. Company shall give Buyer the opportunity to participate in all negotiations and proceedings with respect to such demands. Company shall not make any payment with respect to, or settle or offer to settle, any such demands in excess of the payment of the Per Share Price or the Per Share Price Per Preferred Share in respect of any share of Common Stock or Preferred Stock, without the written consent of Buyer, except to the extent that Company’s cash is used prior to the Closing to effect such payment or settlement. Compliance by Company in delivering notice of any statutory rights to dissent to holders of capital stock of Company or in complying with the DGCL provisions related to dissenters rights shall not serve as any waiver of the rights Company has under Section 4 of the Employee Stockholders Agreement against any holder who dissents in the Merger.

(iii) At the Effective Time, the stock transfer books of Company shall be closed and no transfer of Common Stock or Preferred Stock shall thereafter be made or recognized and no exercise of any Options or Warrants shall be permitted. Until surrendered for exchange in accordance with the provisions of Section 2.10, each certificate theretofore representing shares of Common Stock or Preferred Stock and each Option and Warrant shall from and after the Effective Time be deemed to be cancelled and retired and shall cease to exist, and shall represent for all purposes only the right to receive the consideration set forth in this Section 2.8.

(iv) After the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

2.9 Purchase Price.

(a) Determination of Purchase Price. The aggregate consideration to be paid in connection with the transactions contemplated by this Agreement shall be $415,000,000 (the “Base Consideration”), as increased or decreased on a dollar-for-dollar basis for the cumulative net adjustments required by the following (as adjusted, including pursuant to Section 2.13(g) herein, the “Purchase Price”):

(i) the Base Consideration shall be increased by the amount of the Corporate Cash;

(ii) the Base Consideration shall be increased by the aggregate of the product of (a) the amount by which the Clinic Subsidiary Cash of each Opened Clinic Subsidiary exceeds $100,000 multiplied by (b) the applicable ARA Ownership Percentage, in each case, computed on an Opened Clinic Subsidiary by Opened Clinic Subsidiary basis;

(iii) the Base Consideration shall be decreased by the aggregate of the product of (a) the amount by which the Clinic Subsidiary Cash of each Opened Clinic Subsidiary is less than $100,000 multiplied by (b) the applicable ARA Ownership Percentage, in each case, computed on an Opened Clinic Subsidiary by Opened Clinic Subsidiary basis;

(iv) the Base Consideration shall be increased by the aggregate amount of the principal and accrued interest computed through and including the Closing Date with respect to the Management Notes;

(v) the Base Consideration shall be increased by the Aggregate Option Exercise Price;

(vi) the Base Consideration shall be increased by the Aggregate Warrant Exercise Price;

(vii) the Base Consideration shall be decreased by the Corporate Debt outstanding on the Closing Date;

(viii) the Base Consideration shall be decreased by the Aggregate Clinic Subsidiary Debt outstanding on the Closing Date;

(ix) the Base Consideration shall be decreased by the Assumed Clinic Debt outstanding on the Closing Date;

(x) the Base Consideration shall be increased by the amount, if any, by which the Adjusted Net Working Capital exceeds the Target Working Capital;

(xi) the Base Consideration shall be decreased by the amount, if any, by which the Adjusted Net Working Capital is less than the Target Working Capital;

(xii) the Base Consideration shall be decreased by the amount of the Company’s Transaction Expenses remaining unpaid as of the Closing;

(xiii) the Base Consideration shall be decreased by the Series X Value;

(xiv) the Base Consideration shall be decreased by the amount of the Tail Premium remaining unpaid as of the Closing;

(xv) the Base Consideration shall be decreased by the amount of the Accrued 2009 Bonuses that remain unpaid on the Closing Date;

(xvi) the Base Consideration shall be increased by 50% of the amount of the Option FICA Taxes;

(xvii) the Base Consideration shall be reduced by the aggregate amount of the Unissued Option Cancellation Bonuses; and

(xviii) the Base Consideration shall be decreased by the amount received by the Company Entities in connection with, or resulting from, the sale of any equity in any Company Entity to any Person (other than pursuant to an Excluded Issuance) after November 30, 2009 and increased by the amount paid by the Company Entities in connection with, or resulting from, the purchase of any equity in any Company Entities from any Person (other than pursuant to an Excluded Issuance) after November 30, 2009.

2.10 Exchange Procedures and Payments at Closing.

(a) No later than ten (10) days after the date of this Agreement, Company shall cause to be mailed (or otherwise provide) to each record holder of shares of Common Stock and Preferred Stock (other than in respect of any Rollover Shares) a Letter of Transmittal in the form attached hereto as Exhibit D. At or prior to the Closing, each holder of shares of Common Stock and/or Preferred Stock (other than in respect of any Rollover Shares) issued and outstanding at the Effective Time shall surrender the certificate or certificates representing such shares (or an affidavit of lost stock certificate in the form attached to the Letter of Transmittal) to Company and deliver to Company a fully completed and executed Letter of Transmittal, together with its attachments. In the event a holder of shares of Common Stock and/or Preferred Stock (other than in respect of any Rollover Shares) does not deliver to Company a Letter of Transmittal at or prior to the Closing, such failure shall not alter, limit or delay the Closing or the conversion of such stock as provided in Section 2.8, but such holder shall not be entitled to receive the payments contemplated by Section 2.10(c)(i) – (iii), as applicable, unless and until such holder surrenders the certificate or certificates representing such shares (or an affidavit of lost stock certificate in the form attached to the Letter of Transmittal) to the Surviving Corporation and delivers to the Surviving Corporation a fully completed and executed Letter of Transmittal, together with its attachments.

(b) In the event an Optionholder does not deliver to Company a fully completed and executed Option Rollover Election; Cancellation and Payment Acknowledgement at or prior to the Closing, such failure shall not alter, limit or delay the Closing or the conversion of such Options as provided in Section 2.8(c)(i), but such Optionholder shall not be entitled to receive the payments contemplated by Section 2.10(d)(iv) unless and until such Optionholder delivers to the Company a fully completed and executed Option Rollover Election; Cancellation and Payment Acknowledgement, together with its attachments.

(c) No later than ten (10) days after the date of this Agreement, Company shall cause to be mailed (or otherwise provide) to each Warrantholder a Warrant Cancellation and Payment Acknowledgement in the form attached hereto as Exhibit H (the “Warrant Cancellation and Payment

Acknowledgement”). At or prior to the Closing, each Warrantholder shall deliver to Company a fully completed and executed Warrant Cancellation and Payment Acknowledgement, together with its attachments, including its Warrant for cancellation by Company. In the event a Warrantholder does not deliver to Company a fully completed and executed Warrant Cancellation and Payment Acknowledgement at or prior to the Closing, such failure shall not alter, limit or delay the Closing or the conversion of such Warrant as provided in Section 2.8, but such Warrantholder shall not be entitled to receive the payments contemplated by Section 2.10(d)(v) unless and until such Warrantholder delivers to the Surviving Corporation a fully completed and executed Warrant Cancellation and Payment Acknowledgement, together with its attachments.

(d) At the Closing, except as provided in Section 2.10(d)(iv), the Buyer shall (on its or the Surviving Corporation’s behalf), cause the Paying Agent to as soon as reasonably practicable after the Effective Time, make the following payments to the Sellers:

(i) to each holder of Series A Preferred Stock or Series B Preferred Stock (other than any Company Entities), an aggregate amount equal to the sum of (A) the product obtained by multiplying (x) the Estimated Per Share Price Per Preferred Share by (y) the aggregate number of shares of Series A Preferred Stock or Series B Preferred Stock (other than the Rollover Shares) held of record by such holder, minus (B) such holder’s Escrow Contribution Amount, such payment to be made by wire transfer as described in the fully completed Letter of Transmittal delivered by such holder;

(ii) to each holder of Common Stock (including vested Restricted Stock) (other than any Company Entities), an aggregate amount equal to the sum of (A) the product obtained by multiplying (x) the Estimated Per Share Price by (y) the aggregate number of shares of Common Stock held of record by such holder, minus (B) if such holder is not also a holder of any shares of Series A Preferred Stock or Series B Preferred Stock (or if such holder’s Escrow Contribution Amount was not otherwise satisfied pursuant to Section 2.10(d)(i)), such holder’s Escrow Contribution Amount, such payment to be made by wire transfer as described in the Letter of Transmittal delivered by such holder;

(iii) to each holder of Series X Preferred Stock (other than any Company Entities), an aggregate amount equal to the product obtained by multiplying (A) the Per Share Series X Value by (B) the aggregate number of shares of Series X Preferred Stock held of record by such holder, such payment to be made by wire transfer as described in the letter of transmittal delivered by such holder;

(iv) to each Optionholder in respect of each Option (other than a Rollover Option), an aggregate amount equal to the sum (A) an amount equal to the product of (1) the aggregate number of shares of Common Stock that would be issued to the applicable Optionholder in respect of such Option (other than a Rollover Option) if the Option was exercised multiplied by (Y) the excess, if any, of the Estimated Per Share Price over the exercise price per share of Common Stock under such Option, minus (B) if such Optionholder is not also a holder of any shares of Series A Preferred Stock, Series B Preferred Stock or Common Stock (or if such Optionholder’s Escrow Contribution Amount was not otherwise satisfied pursuant to Sections 2.10(d)(i) and (ii)), such Optionholder’s Escrow Contribution Amount, such payment to be made by check or wire transfer through Company’s payroll system as described in the Option Rollover Election; Cancellation and Payment Acknowledgement delivered by such Optionholder (provided, that if an Option is not an In-the-Money Option, no amount shall be payable in respect of such Option);

(v) to each Warrantholder, an aggregate amount equal to the sum of (A) the product obtained by multiplying (x) the Estimated Per Warrant Price by (y) the aggregate number of shares of Common Stock to be issued to such Warrantholder upon exercise of such holder’s Warrants, minus (B) if such Warrantholder is not also a holder of any shares of Series A Preferred Stock, Series B Preferred Stock or Common Stock (or if such Warrantholder’s Escrow Contribution Amount was not otherwise satisfied pursuant to Sections 2.10(d)(i) and (ii)), such Warrantholder’s Escrow Contribution Amount, such payment to be made by wire transfer as described in the Warrant Cancellation and Payment Acknowledgement delivered by such Warrantholder;

(vi) notwithstanding anything herein to the contrary, Buyer shall be entitled to reduce the amount of cash to be paid to Rollover Stockholders upon exchange of their shares of Common Stock, Preferred Stock and/or Warrants in accordance with the terms of this Agreement pursuant to Section 2.10(d), by the amount of such holder’s Escrow Contribution Amount (to the extent such holder’s Escrow Contribution Amount was not otherwise satisfied pursuant to Section 2.10); provided, that to the extent the amount of cash to be paid to any such Rollover Stockholders in connection with the transactions contemplated hereby is less than the amount of such holder’s Escrow Contribution Amount, the number of such holder’s Rollover Shares shall be (i) reduced by an amount equal to the absolute economic value of such difference (based on the Per Share Price Per Preferred Share or Per Share Price as applicable) and (ii) deposited in the Escrow Account as consideration for such holder’s portion of its Escrow Contribution Amount; and

(vii) notwithstanding the foregoing, each share of Common Stock and Preferred Stock owned or held by the Company at the Effective Time, shall, by virtue of the Merger, cease to be outstanding and shall be cancelled and retired and no consideration shall be delivered in exchange therefor.

(d) Neither Buyer nor the Surviving Corporation shall be liable to any holder of a certificate formerly representing shares of Common Stock, Series A Preferred Stock, Series B Preferred Stock or Series X Preferred Stock for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(e) Each Seller which is an obligor under a Management Note authorizes the Surviving Corporation to deduct from the payments due such Seller pursuant to this Section 2.10 the amount of the principal and accrued interest computed through the Effective Time with respect to the Management Note of such Seller in full satisfaction and payment of such Seller’s Management Note.

(g) Except for any rights of the Sellers pursuant to this Agreement and the other Transaction Documents, all shares of Buyer Common Stock issued and cash paid or to be paid upon conversion of shares of Common Stock or Preferred Stock in accordance with the terms of this Agreement shall be deemed to have been issued or paid in full satisfaction of all rights to the extent pertaining to the shares of Common Stock and Preferred Stock, including all rights under the Investor Rights Agreement, dated as of December 16, 2005, by and among Company and the stockholders party thereto and the Employee Stockholders Agreement, dated as of January 24, 2008, by and among Company and the other stockholders party thereto.

(h) In the event a Warrantholder exercises a Warrant subsequent to the date the Company mails the Warrant Cancellation and Payment Acknowledgement, the Company shall promptly upon notice of exercise deliver a Letter of Transmittal to such Warrantholder. In the event an

Optionholder exercises an Option subsequent to the date hereof, the Company shall promptly upon notice of exercise deliver a Letter of Transmittal to such Optionholder. In the event any Common Stock or Preferred Stock is transferred subsequent to the date hereof, the Company shall promptly upon notice of such transfer deliver a Letter of Transmittal to such transferee.

2.11 Certain Events Immediately Prior to the Closing. Immediately prior to the Closing, in addition to such other actions as may be provided for herein:

(a) Company shall obtain payoff letters in form and substance reasonably satisfactory to Buyer (the “Pay-Off Letters”) and lien discharges with respect to any Corporate Debt and the Aggregate Clinic Subsidiary Debt (other than the Assumed Clinic Debt) on the Closing Date.

(b) The Sellers’ Representative, Buyer and the Escrow Agent shall enter into the Escrow Agreement.

(c) Company shall deliver to Buyer at least two (2) days prior to the Closing Date Schedule 2.11(c) to this Agreement setting forth Company’s Transaction Expenses.

(d) Company shall deliver to Buyer at least three (3) Business Days prior to the Closing Date a certificate, in form and substance reasonably satisfactory to Buyer (as updated or modified, the “Payments Certificate”) setting forth the following information relating to each Seller, as of the Effective Time: (i) name, (ii) the number and kind of shares of Common Stock or Preferred Stock held by such Seller, (iii) Ownership Percentage, (iv) the aggregate payments to be made to such Seller in accordance with Section 2.10(c), with a separate indication of all components thereof, including the portion thereof consisting of the Escrow Contribution Amount, (v) with respect to each Optionholder and Warrantholder, the number of shares of Common Stock subject to the applicable Option or Warrant and the respective exercise prices per share thereof and (vi) with respect to each Rollover Stockholder, the number of Rollover Shares. The Payments Certificate shall be calculated based on the Estimated Closing Statement delivered to Buyer in accordance with Section 2.13(a). Company shall be permitted to update and modify the Payments Certificate in good faith consistent with the terms and provisions of this Agreement subsequent to delivery and prior to the Closing; provided, that Buyer shall be given a reasonable opportunity to review, and comment upon, such update and modifications prior to the Closing and the Company shall in good faith reflect the reasonable comments of Buyer.

(e) Company shall deliver cash in an amount equal to the Option FICA Taxes to the Company’s payroll service provider for the payment of such taxes in connection with the payments contemplated by this Agreement to occur at the Closing with respect to the Options.

2.12 The Closing.

(a) The consummation of the Merger and other transactions contemplated by this Agreement (the “Closing”) shall take place at 10:00 a.m. New York City time at the offices of Simpson Thacher & Bartlett LLP at 425 Lexington Avenue, New York, New York on the date that is five (5) Business Days following the date all conditions to Closing which must be satisfied prior to Closing have been met or otherwise waived, or at such other time and place as Company and Buyer may agree, and shall be effective as of the Effective Time on such date (the applicable time and date on which the Closing shall occur is referred to herein as, the “Closing Date”); provided, that notwithstanding the foregoing provisions of this Section 2.12(a), the Parties shall not be required to effect the Closing until the earliest of (a) a date during the Marketing Period specified by Buyer on no less than three (3) Business Days prior written notice to Company and (b) the final day of the Marketing Period.

(b) At the Closing, in addition to such other actions as may be provided for herein:

(i) Each Rollover Stockholder shall contribute his or her Rollover Shares to Buyer in accordance with Section 2.1 and each Rollover Stockholder shall deliver to Buyer any and all stock certificates representing his or her Rollover Shares, duly endorsed, or accompanied by appropriate stock powers duly endorsed, for transfer to Buyer and Buyer shall deliver to such Rollover Stockholder Buyer Common Stock in accordance with Section 2.1.

(ii) Subject to the satisfaction and waiver of all conditions set forth in Section 2 of the Equity Commitment Letter, Buyer shall call the funds contemplated to be received by it at the Closing pursuant to the Equity Commitment Letter and contribute cash to Intermediate Holdings, and Intermediate Holdings shall contribute such cash to Merger Sub, which cash shall be held by Merger Sub at the Effective Time and shall be sufficient, when combined with the aggregate proceeds contemplated to be received pursuant to the funding contemplated by the Debt Commitment Letter, to (a) make the payments required to be made pursuant to Section 2.10 and this Section 2.12(b) in connection with the Merger (including repaying or refinancing the Indebtedness contemplated to be repaid or refinanced pursuant to this Agreement (including the repayment of the Clinic Subsidiary Debt (other than the Assumed Clinic Debt) through the funding of the Intercompany Loans)) and (b) pay all related fees and expenses payable by Buyer, Intermediate Holdings or Merger Sub in connection with this Agreement.

(iii) Buyer shall, or shall cause the Surviving Corporation deliver to the Paying Agent an amount necessary to permit the Paying Agent to make the payments to the Sellers as contemplated in Section 2.10(c).

(iv) Buyer shall, or shall cause the Surviving Corporation to, deliver the Escrow Amount) to the Escrow Agent, in cash, to be deposited in an escrow account maintained by the Escrow Agent (the “Escrow Account”).

(v) Company shall deliver to Buyer the certificates required to be provided by it in Sections 7.1 and 7.2, and Buyer shall deliver to Company the certificates required to be provided by it in Sections 8.1 and 8.2.

(vi) Buyer shall cause the Surviving Corporation to repay in full the Corporate Debt in accordance with the Pay-Off Letters.

(vii) Buyer shall cause the Surviving Corporation to repay in full the Aggregate Clinic Subsidiary Debt (other than the Assumed Clinic Debt) with the proceeds of the Intercompany Loans (the “Refinancing”)

(viii) Buyer shall cause the Surviving Corporation to pay Company’s Transaction Expenses.

(ix) The Company shall deliver to Buyer a properly executed affidavit provided by the Company pursuant to Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3) certifying that the Company is not a United States real property holding corporation.

(x) Buyer shall cause the Surviving Corporation to pay the Unissued Option Cancellation Bonuses.

2.13 Preparation of Closing Date Balance Sheets; Determination of Purchase Price.

(a) Company shall deliver to Buyer at least four (4) Business Days prior to the Closing good faith estimates of (A) the Closing Date Balance Sheets (the “Estimated Closing Date Balance Sheets”), (B) a closing statement (the “Estimated Closing Statement”) setting forth Company’s good faith estimated calculation of the Purchase Price, which shall be determined taking into account all provisions establishing the basis for such calculation set forth in Section 2.9(a), (C) Company’s good faith estimated calculation of the Adjusted Net Working Capital (the “Estimated Adjusted Net Working Capital”), and (D) the Per Share Price (the “Estimated Per Share Price”), in each case, together with supporting documentation used by Company in calculating such amount and such other documentation as Buyer may reasonably request. If Buyer objects that any of the foregoing has not been calculated in a manner consistent with the terms hereof, Buyer shall deliver to Company at least two (2) Business Days prior to the Closing a written statement in reasonable detail describing Buyer’s good faith objections thereto (the “Buyer’s Objection Notice”). Company and Buyer shall in good faith attempt to resolve any of Buyer’s objections as set forth in Buyer’s Objection Notice, and Company shall make such revisions to the disputed items in the Estimated Closing Statement (as well as corresponding changes to the Payments Certificate) as may be mutually agreed between Company and Buyer.

(b) As promptly as practicable, but in any event within sixty (60) days following the Closing Date, Buyer (on behalf of the Surviving Corporation) shall prepare and deliver to the Sellers’ Representative:

(i) the Closing Date Balance Sheets (the “Final Closing Date Balance Sheets”); and

(ii) a closing statement (the “Final Closing Statement”) setting forth the calculation of the Purchase Price, including the calculation of Adjusted Net Working Capital (the “Final Adjusted Net Working Capital”) and the Per Share Price.

(c) The Sellers’ Representative shall be given reasonable access to all supporting documents and work papers used in the preparation of the Final Closing Date Balance Sheets, Final Closing Statement and calculation of Final Adjusted Net Working Capital as reasonably requested in connection with the matters in Section 2.13(b).

(d) The Sellers’ Representative may dispute any amounts reflected on the Final Closing Date Balance Sheets, the calculation of Final Adjusted Net Working Capital and/or the Final Closing Statement, but only on the basis that the amounts reflected therein were not arrived at in accordance with this Agreement or resulted from a mathematical mistake; provided, however, that the Sellers’ Representative shall have notified Buyer in writing of each disputed item (collectively, the “Disputed Items”), specifying the amount thereof in dispute and setting forth, in reasonable detail, the basis for such dispute (a “Protest Notice”), within thirty (30) days of Buyer’s delivery of the deliverables specified in Section 2.13(b) to the Sellers’ Representative. To the extent the Sellers’ Representative provides a Protest Notice within thirty (30) days of Buyer’s delivery of the deliverables specified in Section 2.13(b) to the Sellers’ Representative, all items that are not Disputed Items shall be final and binding for all purposes hereunder. In the event the Sellers’ Representative does not provide a Protest Notice to Buyer within thirty (30) days of Buyer’s delivery of the deliverables specified in Section 2.13(b) to the Sellers’ Representative, the Sellers’ Representative shall be deemed to have accepted in full the Final Closing Statement (which sets forth the calculation of the final Purchase Price and the final Per Share Price) and the Final Adjusted Net Working Capital. After receipt by Buyer of a Protest Notice, Buyer and the Sellers’ Representative shall meet by telephone, or at a mutually agreeable location, to discuss and attempt to reconcile their differences with respect to, and the amounts in respect of, the Disputed Items. If the Sellers’ Representative and Buyer are unable to reach a resolution within thirty (30) days after receipt by Buyer of the Protest Notice, Buyer and the Sellers’ Representative shall within thirty (30) days thereafter submit the remaining Disputed Items for resolution to Deloitte & Touche LLP (or, if such firm declines to act, to another nationally recognized public accounting firm mutually agreed upon by Buyer and the Sellers’ Representative) (the “Independent Accounting Firm”), which shall be instructed by Buyer and the Sellers’ Representative, to determine and report to Buyer and the Sellers’ Representative upon the resolution of such remaining Disputed Items within thirty (30) days after such submission. Each of the Buyer and Sellers’ Representative will be afforded the opportunity to present to the Independent Accounting Firm any material such party deems relevant to the Independent Accounting Firm’s determination. Buyer and Sellers’ Representative shall each furnish to the Independent Accounting Firm such work papers and other documents and information relating to the remaining Disputed Items as the Independent Accounting Firm may request. Notwithstanding anything herein to the contrary, with respect to its determination of each Disputed Item, the Independent Accounting may only decide in favor of the position presented by either Buyer or Sellers’ Representative, and may not make a determination other than in favor of one of the two positions presented with respect to each such Disputed Item. The fees and disbursements of the Independent Accounting Firm shall be allocated between Buyer and the Sellers’ Representative, in the same proportion that the aggregate amount of such remaining Disputed Items so submitted to the Independent Accounting Firm that is unsuccessfully disputed by each such Party (as finally determined by the Independent Accounting Firm) bears to the total amount of such remaining Disputed Items so submitted.

(e) The items set forth on the Final Closing Statement, Final Adjusted Net Working Capital and Final Closing Balance Sheets shall be deemed final for the purposes of this Section 2.13 upon the earlier of (i) the failure of Sellers’ Representative to notify Buyer of a dispute within thirty (30) days of Buyer’s delivery of the deliverables specified in Section 2.13(b) to Sellers’ Representative, (ii) the resolution of all Disputed Items pursuant to Section 2.13(d) by Buyer and Sellers’ Representative and (iii) the resolution of all remaining Disputed Items pursuant to Section 2.13(d) by the Independent Accounting Firm (which shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction thereover). The final determinations of such matters shall be non-appealable and incontestable by the Parties and each of their respective Affiliates and successors and assigns and not subject to collateral attack for any reason other than fraud.

(f) In the event that the final Purchase Price as finally determined in accordance with this Section 2.13 is more than the Purchase Price as determined on the Closing Date in accordance with Section 2.9, then the Surviving Corporation shall promptly (but in any event, within three (3) Business Days) pay such difference, together with interest as described below, to the Sellers’ Representative, which amount shall promptly (but in any event, within three (3) Business Days) be distributed by the Sellers’ Representative to each of the Sellers in accordance with its Ownership Percentage. If the Purchase Price as finally determined in accordance with this Section 2.13 is less than the Purchase Price as determined on the Closing Date in accordance with Section 2.9, then the Sellers’ Representative, shall promptly (but in any event, within one (1) Business Day) cause an amount equal to such difference, together with interest as described below, to be distributed to Buyer from the Working Capital Escrow Amount and the balance, if any, from the Indemnification Escrow Amount. All amounts payable pursuant to this Section 2.13(f) shall be paid together with interest thereon from the Closing Date to the date of payment at a floating rate equal to the U.S. dollar prime rate per annum, as quoted by Citibank, N.A. (or any successor thereof) from time to time during such period (with such interest being calculated based on a year of 365 days and the number of days elapsed since the Closing Date). The payment required in this Section 2.13(f) shall be made by wire transfer in immediately available funds.

(g) In the event there is any Tax Refund Consideration or any Tax Savings Consideration as determined pursuant to Section 9.4, then except as otherwise required by Sections 9.4(g), 9.4(h) or 9.4(i) the Surviving Corporation shall promptly pay such consideration to the Sellers’ Representative, which consideration shall promptly be distributed by the Sellers’s Representative to each of the Sellers in accordance with its Ownership Percentage.

(h) The Parties agree that the purpose of preparing the Closing Date Balance Sheets and determining the Adjusted Net Working Capital is to measure changes in the components taken into consideration in determining the final Adjusted Net Working Capital, which components (together with such methodologies and assumptions for determination) were used in the calculation of the Target Working Capital as set forth on Annex I. The Closing Date Balance Sheets and the Adjusted Net Working Capital shall be determined in accordance with Annex I and shall not include any judgments, accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies other than as set forth on Annex I.

(i) In connection with the preparation of the Estimated Closing Statement and the good faith estimate of the Purchase Price pursuant to Section 2.13(a), (i) the Adjusted Net Working Capital and Cash shall be determined based on the Estimated Closing Date Balance Sheets, (ii) the amount of any Indebtedness shall be determined based on the outstanding Indebtedness on the Closing Date and (iii) the amount of any Assumed Clinic Debt shall equal the principal amount thereof plus any accrued interest on the Closing Date. In connection with the preparation of the Final Closing Statement and the determination of the Purchase Price pursuant to Section 2.13(b), (i) the Final Adjusted Net Working Capital and Cash shall be determined based on the Final Closing Date Balance Sheets, (ii) the amount of any Indebtedness shall be determined based on the outstanding Indebtedness on the Closing Date and (iii) the amount of any Assumed Clinic Debt shall equal the principal amount thereof plus any accrued interest on the Closing Date.

(j) Any payments made pursuant to this Section 2.13, including Section 2.13(g), shall be deemed to be an adjustment to the Purchase Price as determined on the Closing Date in accordance with Section 2.9.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

Company hereby represents and warrants to Buyer as follows:

3.1 Organization and Good Standing. Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of the Subsidiaries is duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of the Clinic Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of the Cluster Subsidiary Holding Companies is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of the Company Entities has all requisite corporate power and authority to own, lease and operate its respective properties, rights or assets, carry on its respective businesses as now being conducted, and to carry out the transactions contemplated by this Agreement. Each of the Company Entities is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of its business or the nature of its properties, rights or assets makes such qualification or licensing necessary, except where the failure to be so qualified or be licensed would not, individually or in the aggregate, result in, or reasonably be expected to result in material liability to the Company Entities, or reasonably be expected to interfere in any material respect with the conduct of the

Company Entities’ business, all of which jurisdictions are set forth in Schedule 3.1. A list of all of the Organizational Documents of each of the Company Entities, in each case as amended, as of the date hereof, is set forth on Schedule 3.1 (those set forth on Schedule 3.1, collectively, the “Company Entities’ Organizational Documents”); true and complete copies of each of the Company Entities’ Organizational Documents have been, and any entered into subsequent to the date of this Agreement in accordance with the terms of this Agreement will be prior to the Closing, made available for review by Buyer.

3.2 Authority and Validity. Company has the requisite corporate power and authority necessary to enter into and perform its obligations under this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the other Transaction Documents by Company to which it is a party and the consummation of the transactions contemplated herein and therein have been duly and validly authorized by all necessary corporate action on the part of the Company and Company has obtained all necessary authorizations and approvals from its Board of Directors and Stockholders required in connection therewith.

3.3 Enforceability. This Agreement and the other Transaction Documents to which Company is a party have been duly executed and delivered by the Company and constitute the legal, valid and binding obligations of Company, enforceable against it in accordance with their respective terms.

3.4 Capitalization.

(a) The authorized capital stock of Company consists of (i) 39,982,000 shares of Common Stock, 1,127,100 shares of which are issued and outstanding on the date hereof and (ii) 10,018,000 shares of Preferred Stock, (A) 43,000 shares which have been designated as Series X Redeemable Preferred Stock, 40,500 shares of which are issued and outstanding on the date hereof, (B) 7,300,000 shares of which have been designated as Series A Preferred Stock, 7,300,000 shares of which are issued and outstanding on the date hereof and (C) 2,675,000 shares of which have been designated as Series B Preferred Stock, 2,675,000 shares of which are issued and outstanding on the date hereof. Schedule 3.4(a) sets forth as of the date hereof a true and complete list of each of the holders of Series A Preferred Stock, Series B Preferred Stock, Series X Preferred Stock and Common Stock and the number of shares of such stock owned by each holder. Company has no other capital stock authorized, issued or outstanding as of the date hereof. All of the issued and outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series X Preferred Stock and Common Stock are duly authorized, validly issued and outstanding, fully paid and non-assessable, and have been issued pursuant to a valid exemption from registration under the 1933 Act and in compliance with all applicable Legal Requirements. Except as set forth on Schedule 3.4(a), all of the issued and outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series X Preferred Stock and Common Stock were issued free from preemptive, purchase option, call option, subscription, right of first refusal or offer, or similar rights.

(b) Schedule 3.4(b) sets forth as of the date hereof a true and complete list of each Optionholder, together with the number of shares of Common Stock subject to such Options and the exercise prices applicable to such Options. All of the Options were issued pursuant to a valid exemption from registration under the 1933 Act and in compliance with all applicable Legal Requirements. To the Company’s Knowledge, each Option had, on the applicable grant date, an exercise price equal to no less than the fair market value of the underlying share of Common Stock.

(c) Schedule 3.4(c) sets forth as of the date hereof a true and complete list of each Warrantholder, together with the number of shares of Common Stock subject to such Warrants and the exercise prices applicable to such Warrants. All of the Warrants were issued pursuant to a valid exemption from registration under the 1933 Act and all applicable Legal Requirements.

(d) Except as set forth on Schedule 3.4(d) and for the Options and the Warrants, there are no other outstanding Equity Rights to purchase any shares of the capital stock of Company. Except as set forth on Schedule 3.4(d), there are no outstanding rights, commitments, agreements, arrangements or undertakings of any kind obligating the Companies to repurchase, redeem or otherwise acquire any shares of capital stock or other voting securities of any of the Companies or any Equity Rights or securities of the type described in the immediately succeeding sentence. Except for the Series A Preferred Stock, Series B Preferred Stock, Series X Preferred Stock, Common Stock, Options and the Warrants, there are no bonds, debentures, notes, other Indebtedness or any other securities of Company with voting rights (or convertible into, or exchangeable for, securities with voting rights) on any matters on which equityholders may vote. There are no declared or accrued but unpaid dividends with respect to any shares of Common Stock or Preferred Stock other than dividends that will be paid prior to, or the rights to which will be extinguished in connection with, the Merger.

(e) Other than as set forth on Schedule 3.4(e), (i) no Person has exercised any right to sell or transfer any equity in any Company Entities to any Company Entity after November 30, 2009 and on or prior to the date hereof and (ii) no Person has exercised any right to purchase or acquire any equity in any Company Entities after November 30, 2009 and on or prior to the date hereof.

3.5 No Conflicts; Governmental Filings.

(a) Except as set forth on Schedule 3.5(a), the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions provided for herein and therein does not and will not result in the breach of or violation of, conflict with or default (or an event with or without notice or lapse of time, or both, would become a default) under, impair any of the Company Entities’ rights or alter the rights or obligations of any party under, or give rise to a right of modification, termination, cancellation or acceleration of any obligation under, or result in the creation of any Encumbrance upon any of the properties, rights or assets of any of the Company Entities or require any consent or the giving of any notice under, any of the terms and provisions of, or constitute a default under, or conflict with (a) any Material Contract, (b) other than as contemplated by Section 3.5(b), any Governmental Authorization, (c) the Company Entities’ Organizational Documents, (d) any Order, or (e) other than as contemplated by Section 3.5(b), any Legal Requirement, except where the occurrence of any of the foregoing with respect to clauses (a), (b), (d) or (e), would not, individually or in the aggregate, result in, or reasonably be expected to result in material liability to the Company Entities, or reasonably be expected to interfere in any material respect with the conduct of the Company Entities’ business, or would reasonably be expected to materially impair or delay the consummation of the transactions contemplated by this Agreement.

(b) Except for the reports, registrations, consents, approvals, permits, authorizations, notices and/or filings (i) pursuant to Section 2.3, (ii) set forth on Schedule 3.5(b) and (iii) under the HSR Act, no notices, reports or other filings are required to be made by the Company Entities with, nor are any registrations, consents, approvals, permits or authorizations required to be obtained by any Company Entity from, any Governmental Authority in connection with the execution and delivery of this Agreement and the Transaction Documents and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement.

3.6 Subsidiaries; Equity Investments.

(a) As of the date hereof, Company does not own or control, directly or indirectly, any interest in any Person or the right to acquire any stock or interest in any other Person or in any business, nor does it participate in any manner in any joint venture, partnership or similar arrangement, other than the Subsidiaries, the Clinic Subsidiaries and the Cluster Subsidiary Holding Companies.

(b) As of the date hereof, ARA does not own or control, directly or indirectly, any interest in any other Person or the right to acquire any stock or interest in any other Person or in any business, nor does it participate in any manner in any joint venture, partnership or similar arrangement other than (i) the Persons listed in Schedule 3.6(b) (all such entities are referred to herein as the “Clinic Subsidiaries”), (ii) the Cluster Subsidiary Holding Companies and (iii) ARM.

(c) ARM does not own or control, directly or indirectly, any interest in any other Person or the right to acquire any stock or interest in any other Person or in any business, nor does it participate in any manner in any joint venture, partnership or similar arrangement.

(d) The Cluster Subsidiary Holding Companies do not own or control, directly or indirectly, any interest in any other Person or the right to acquire any stock or interest in any other Person or in any business, other than the Clinic Subsidiaries.

(e) Except as set forth on Schedule 3.6(e), the Clinic Subsidiaries do not own or control, directly or indirectly, any interest in any other Person or the right to acquire any stock or interest in any other Person or in any other business.

(f) Schedule 3.6(f) sets forth the authorized and outstanding limited liability company interests of ARA and the owner thereof. ARA has no other limited liability company interests authorized, issued or outstanding. Except as set forth on Schedule 3.6(f), there are no other outstanding Equity Rights to purchase any equity interests of ARA.

(g) Schedule 3.6(g) sets forth the authorized and outstanding limited liability company interests of ARM and the owner thereof. ARM has no other limited liability company interests authorized, issued or outstanding. Except as set forth on Schedule 3.6(g), there are no other outstanding Equity Rights to purchase any equity interests of ARM.

(h) Schedule 3.6(h) sets forth the authorized and outstanding limited liability company or limited partnership interests of each Cluster Subsidiary Holding Company and the owners thereof. Except as set forth on Schedule 3.6(h), there are no other outstanding Equity Rights to purchase any equity interests of any of the Cluster Subsidiary Holding Companies.

(i) Schedule 3.6(i) sets forth the name of each Clinic Subsidiary, identifies the governing and organizational documents of such Clinic Subsidiary, the authorized and outstanding limited liability company or limited partnership interests of each Clinic Subsidiary and the owners thereof. The authorized, issued and outstanding member or partnership interests of each Clinic Subsidiary consists solely of the classes of units and member or partnership interests which are expressly authorized by and provided for in the governance and organizational documents for such Clinic Subsidiary which are disclosed on Schedule 3.6(i). The classes of units and member or partnership interests of each Clinic Subsidiary immediately prior to the Closing consist solely of the classes of units and member or partnership interests set forth on Schedule 3.6(i), which such classes of units and member or partnership interests are owned in the indicated amounts by the members of such Clinic Subsidiary set forth on Schedule 3.6(i). All outstanding classes of units and member or partnership interests are all duly and validly issued, were issued free of preemptive or similar rights and have been issued pursuant to a valid exemption from registration under the 1933 Act and all applicable Legal Requirements. Except to the extent expressly set forth in the governance and organizational documents for each Clinic Subsidiary or as disclosed on Schedule 3.6(i): (i) there are no outstanding Equity Rights of any Clinic Subsidiary and (ii) none of the Company Entities are a party or subject to any agreement or understanding which affects or relates to the voting or giving of written consents with respect to any class of unit, member or partnership interest, security or other ownership interest in such Clinic Subsidiary or by a member of the Board of Managers, Board of Directors or other similar body of each such Clinic Subsidiary.

(j) Schedule 3.6(j) contains (i) the address (including city, county, state, or other jurisdiction and zip code) of each location where any of the assets of each Clinic Subsidiary is located, (ii) each trade name under which each Clinic Subsidiary operates and any additional business and trade names under which each Clinic Subsidiary’s business has been operated at each such address in the five (5) years preceding the date of this Agreement and (iii) the jurisdiction of formation or organization of such Clinic Subsidiary.

(k) Except as set forth on Schedule 3.6(k), none of the Company Entities are, directly or indirectly, subject to any obligation or requirement to provide capital contributions to, or invest in any Person other than as set forth in the documents set forth in Schedule 3.6(i).

(l) Except as set forth on Schedule 3.6(l), Schedule 3.18(a)(vii) or as may be set forth in the Company Entities’ Organizational Documents, there are no outstanding rights, commitments, agreements, arrangements or undertakings of any kind obligating any of the Company Entities (other than the Companies) to repurchase, redeem or otherwise acquire any shares of capital stock or other voting securities of any of the Company Entities or any Equity Rights or securities of the type described in the third sentence of Section 3.4(d).

3.7 Financial Statements. The (i) audited consolidated balance sheet of the Company Entities as of December 31, 2007 (including the notes thereto), and the related consolidated statements of income, equity and cash flows for each of the period and year, as applicable, then ended (the “2007 Audited Financial Statements”), (ii) audited consolidated balance sheet of the Company Entities as of December 31, 2008 (including the notes thereto), and the related consolidated statements of income, equity and cash flows for each of the period and year, as applicable, then ended (the “2008 Audited Financial Statements”) and (iii) audited consolidated balance sheet of the Company Entities as of December 31, 2009 (including the notes thereto), and the related consolidated statements of income, equity and cash flows for each of the period and year, as applicable, then ended (the “2009 Audited Financial Statements”), in each case, prepared by Grant Thornton, LLP, are attached hereto on Schedule 3.7(a). The Audited Financial Statements have been prepared in accordance with GAAP (with only such deviations from GAAP as are referred to in the notes thereto or as set forth on Schedule 3.7(b)) applied on a consistent basis throughout the periods involved. The Audited Financial Statements fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of the Company Entities covered thereunder as of the date thereof and for the periods covered thereby. None of the Company’s accountants (including Grant Thornton, LLP) have identified any material weaknesses or significant deficiencies in the Company Entities’ internal controls.

3.8 Real Property.

(a) Schedule 3.8(a) contains a complete and correct list of all real property, or interests in real property, owned, directly or indirectly, by any of the Company Entities (the “Owned Real Property”). Except as set forth in Schedule 3.8(a) or as would not, individually or in the aggregate, result in, or reasonably be expected to result in material liability to the Company Entities, or reasonably be expected to interfere in any material respect with the conduct of the Company Entities’ business, the Company Entities have good, valid and marketable fee simple title to the Owned Real Property, free and clear of all Encumbrances other than Permitted Exceptions. There are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Property or any portion thereof.

(b) Schedule 3.8(b) contains a complete and correct list of all real property leased or subleased by the Company Entities (the “Leased Real Property”) and a list of all Leases for each such parcel of Leased Real Property. Company has made available to Buyer a true and complete copy of each Lease for each parcel of Leased Real Property. With respect to each of the Leases, except as set forth in Schedule 3.8(b) or as would not, individually or in the aggregate, result in, or reasonably be expected to result in material liability to the Company Entities, or reasonably be expected to interfere in any material respect with the conduct of the Company Entities’ business:

(i) such Lease is in full force and effect and is legal, valid, binding on the applicable Company Entity and enforceable against the applicable Company Entity in accordance with its terms;

(ii) the transactions contemplated by this Agreement will not result in a breach of or default under such Lease, and will not otherwise cause such Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing;

(iii) the possession and quiet enjoyment by the applicable Company Entity of the Leased Real Property under such Lease has not been disturbed and, to Company’s Knowledge, there are no material disputes with respect to such Lease;

(iv) neither the applicable Company Entity nor, to Company’s Knowledge, any other party to the Lease is in material breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a material breach or default, or permit the termination, modification or acceleration of rent under such Lease; and

(v) the applicable Company Entity has not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof.

3.9 Sufficiency of Assets. Except as set forth on Schedule 3.9, the assets, rights, properties, buildings, plants, structures and equipment of the Company Entities are, in the aggregate, sufficient to permit them to operate the Business from and after the Effective Time in substantially the same manner and to the extent as the Business is currently conducted by the Company Entities (it being understood that the foregoing shall not be interpreted as a representation of non-infringement, which is covered solely in Section 3.20(c)(iv)).

3.10 Property, Plant and Equipment. The Company Entities have good, valid and marketable title to, or a valid leasehold interest in, the tangible property, assets, buildings, machinery, plant and equipment of the Company Entities, free and clear of all Encumbrances, except for Permitted Exceptions. Except as set forth on Schedule 3.10, the tangible property, assets, buildings, machinery, plant and equipment of the Company Entities is, in the aggregate, free from material defects, in good operation and repair, subject to normal wear and tear and routine maintenance and repairs.

3.11 Brokers or Finders. Except for the amounts owed to Wells Fargo Securities LLC and Banc of America Securities LLC which amounts are set forth on Schedule 3.11 (and are a Company’s Transaction Expense), none of the Company Entities nor any of their respective officers or agents has incurred any liability for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement or the transactions contemplated hereby.

3.12 Environmental Matters

(a) Except as set forth on Schedule 3.12(a), the Company Entities are in compliance with all, and have not violated any, applicable Environmental Law, except where the failure to comply, individually or in the aggregate, has not resulted in and would not reasonably be expected to result in material liability to the Company Entities, or reasonably be expected to interfere in any material respect with the conduct of the Company Entities’ business.

(b) The Company Entities have obtained all Governmental Authorizations which are required under Environmental Laws (collectively, the “Environmental Permits”) in connection with the operation of the Business, and the use, or lease of the Leased Real Property, and Schedule 3.12(b) contains a complete list and description of each such Environmental Permit. Except as described on Schedule 3.12(b), the Company Entities are in compliance with each such Environmental Permit and, to the Company’s Knowledge, no Governmental Authority seeks to revoke, to adversely modify, or not to renew any such Environmental Permit nor is there any reasonable basis for the revocation, adverse modification, or non-renewal of any such Environmental Permit, other than such failures to comply and such revocations, adverse modifications, or non-renewals that, individually or in the aggregate, have not resulted in and would not reasonably be expected to result in material liability to the Company Entities, or reasonably be expected to interfere in any material respect with the conduct of the Company Entities’ business, or materially impair or delay the consummation of the transactions contemplated by this Agreement.

(c) Except as set forth on Schedule 3.12(c): (i) the Company Entities have received no written notice of any pending claims, actions, suits, proceedings, investigations, assessments or complaints by any Governmental Authority arising under or pursuant to any Environmental Law and, to Company’s Knowledge, none of the foregoing has been threatened; and (ii) there is no pending or threatened Order under any Environmental Law or concerning any Materials of Environmental Concern to which any of the Company Entities, or any of the assets, rights or properties owned or used by any of the Company Entities, is, or would be, subject.

(d) Except as set forth on Schedule 3.12(d), no Company Entity has used, handled or disposed of, or arranged for the use, handling or disposal of, Materials of Environmental Concern in a manner that, individually or in the aggregate, has resulted in or could reasonably be expected to result in material liability to the Company Entities, or reasonably be expected to interfere in any material respect with the conduct of the Company Entities’ business, and, to the Company’s Knowledge, Materials of Environmental Concern are not present at any of the Owned Real Property, Leased Real Property, or any other location under circumstances that, individually or in the aggregate, have resulted in or could reasonably be expected to result in material liability to the Company Entities, or reasonably be expected to interfere in any material respect with the conduct of the Company Entities’ business.

(e) To the Knowledge of the Company, the Company has made available to the Buyer all material correspondence, reports, or other documents in its possession or, to the Company’s Knowledge, under its control, concerning matters involving compliance with Environmental Laws or liability with respect to Materials of Environmental Concern that, individually or in the aggregate, could reasonably be expected to result in material liability to the Company Entities or reasonably be expected to interfere in any material respects with the conduct of the Company Entities’ business.

3.13 Employee Benefit Plans.

(a) Schedule 3.13 sets forth a list of all employment, change in control, bonus, deferred or incentive compensation, stock purchase, stock option, profit sharing, retirement, multiemployer, vacation, sick leave, hospitalization or severance plans, “employee benefit plans” (as defined in Section 3(3) of ERISA) and material fringe benefit agreements, programs, plans or policies, sponsored, maintained or contributed to by the Company Entities or in which the Employees participate or are entitled to participate (the “Benefit Plans”). Company has made available to Buyer true and correct copies of all documents (including the most recent plan document incorporating all plan amendments, the most recent summary plan description, any related trust agreement or other funding mechanism, and, if applicable, the most recent IRS determination letter, Form 5500 and attached schedules and, to the extent applicable, audited financial statements and actuarial valuation reports) embodying the Benefit Plans. Each of the Benefit Plans is and has at all times been in compliance in all respects with its terms and all applicable provisions of ERISA, the IRC, and applicable law except where the failure to comply would not, individually or in the aggregate, result in, or reasonably be expected to result in material liability to the Company Entities, or reasonably be expected to interfere in any material respect with the conduct of the Company Entities’ business. The Company Entities are not a participating or contributing employer in any Multiemployer Plan with respect to Employees, and neither the Company Entities nor their ERISA Affiliates have incurred any withdrawal liability with respect to any multiemployer plan or any liability in connection with the termination or reorganization of any Multiemployer Plan. Except as otherwise set forth on Schedule 3.13, all due contributions, premiums or payments under or with respect to each Benefit Plan are current and will have been paid as of the Closing or accrued on the Closing Date Balance Sheets.

(b) The Benefit Plans intended to qualify under Section 401 of the IRC are so qualified and the trusts maintained pursuant thereto are exempt from federal income taxation under Section 501 of the IRC, and nothing has occurred with respect to the operation of the Benefit Plans which could reasonably be expected to cause the loss of such qualification or exemption or the imposition of any liability, penalty or tax under ERISA or the IRC.

(c) No Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the IRC and the Company Entities have not incurred any current or projected liability in respect of post-employment or post-retirement health, medical or life insurance benefits for Employees (or their dependents, spouses or beneficiaries), except as required to avoid an excise tax under Section 4980B of the IRC or otherwise except as may be required pursuant to any other applicable Legal Requirement.

(d) Except as has not resulted in and would not reasonably be expected to result in material liability to the Company Entities, or reasonably be expected to interfere in any material respect with the conduct of the Company Entities’ business, with respect to each Benefit Plan, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened, (ii) to the Knowledge of the Company, no facts or circumstances exist that could give rise to any such actions, suits or claims, and (iii) to the Knowledge of the Company, no administrative investigation, audit or other administrative proceeding by the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or other Governmental Authority are pending or threatened.

(e) Except as disclosed on Schedule 3.13(e) or as expressly provided for in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (whether alone or in conjunction with any subsequent event(s) other than events contemplated by the amended and restated employment agreements entered into by the Rollover Stockholders on the date hereof) will (i) result in any payment becoming due to any employee of the Company Entities, (ii) increase any compensation benefits or funding to any Employee payable by the Company Entities, (iii) result in the acceleration of the time of payment or vesting of any such benefits, (iv) limit or restrict the right of the Company Entities to merge, amend or terminate any Benefit Plan, (v)

cause the Company Entities to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award, or (vi) result in payments or benefits which would not be deductible pursuant to Section 280G of the IRC. None of the Company Entities has an existing arrangement with an Employee providing for an excise tax gross up in respect of any excise taxes imposed by Section 4999 of the IRC.

(f) No Benefit Plan is maintained outside the jurisdiction of the United States, or covers any Employee residing or working outside the United States.

3.14 Compliance with Legal Requirements; Permits.

(a) Except as set forth on Schedule 3.14(a):

(i) the Company Entities are in compliance in all material respects with each Legal Requirement that is applicable to them or to the conduct or operation of the Business or the ownership or use of any of their assets;

(ii) the Company Entities are not in receipt of any written notice, or to the Company’s Knowledge, any other notice, from any Governmental Authority or any other Person regarding any actual or alleged failure to comply with, any material Legal Requirement.

(b) Schedule 3.14(b) contains a list, which is complete and accurate in all material respects, of the material Governmental Authorizations (other than the Environmental Permits) that are held by the Company Entities or that otherwise relate to the business of, or to any of the assets owned or used by, the Company Entities. Except as set forth on Schedule 3.14(b), the Company Entities have all Governmental Authorizations necessary for the Company or such Subsidiary to own, lease and operate its properties or to carry on its business as it is now being conducted, except where the failure to have any Governmental Authorization would not, individually or in the aggregate, result in, or reasonably be expected to result in material liability to the Company Entities, or reasonably be expected to interfere in any material respect with the conduct of the Company Entities’ business, or reasonably be expected to materially impair or delay the consummation of the transactions contemplated by this Agreement. Each Governmental Authorization listed on Schedule 3.14(b) is valid and in full force and effect. Except as set forth on Schedule 3.14(b):

(i) The Company Entities are in compliance in all material respects with all of the material terms and requirements of each material Governmental Authorization identified on Schedule 3.14(b);

(ii) The Company Entities have not received any written notice, or to the Company’s Knowledge, any other notice or communication, from any Governmental Authority or any other Person regarding actual, alleged, possible, or potential violation of or failure to comply with any term or requirement of any material Governmental Authorization;

(iii) No suspension, cancellation or materially adverse modification of any material Governmental Authorization is pending or, to the Company’s Knowledge, threatened; and

(iv) The Company Entities have timely filed all reports, data and other information required to be filed with the Governmental Authorities with respect to the Company Entities, except where such failure would not, individually or in the aggregate, result in, or reasonably be expected to result in material liability to the Company Entities, or reasonably be expected to interfere in any material respect with the conduct of the Company Entities’ business.

(c) This Section 3.14 does not relate to matters with respect to employee benefits, which are covered exclusively by Section 3.13 (Employee Benefit Plans), matters with respect to intellectual property, which are covered exclusively by Section 3.20 (Intellectual Property), matters with respect to Taxes, which are covered exclusively by Section 3.26 (Taxes) and Section 9.4 (Tax Matters), matters relating to Environmental Laws, which are covered exclusively by Section 3.12 (Environmental Matters), matters relating to labor and employees, or matters which are covered exclusively by Section 3.19 (Labor Relations).

3.15 Legal Proceedings

(a) Except as set forth on Schedule 3.15(a), there is no pending or, to the Knowledge of the Company, threatened Proceeding:

(i) that has been commenced against any of the Company Entities or any of the assets, rights or properties owned or used by any of the Company Entities; or

(ii) that challenges, or that would be reasonably likely to have the effect of preventing, delaying, or making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement.

(b) Except as set forth on Schedule 3.15(b), there is no pending or threatened Order to which any of the Company Entities, or any of the assets, rights or properties owned or used by any of the Company Entities, is, or would be, subject.

3.16 Insurance.

(a) Schedule 3.16(a) sets forth a list of all insurance policies with respect to which the Company Entities are named insureds or that provide coverage to any of the Company Entities, or any director or officer of any of the Company Entities in its capacity as such, and, except as otherwise specified therein, such coverages are in full force and effect, shall be maintained in full force and effect through the Closing and all premiums due have been paid. No Company Entity is in default, in any material respect, with respect to its obligations under any such insurance policies and no Company Entity has received notice of termination, cancellation or non-renewal of any such insurance policies from any of its insurance brokers or carriers. Each Company Entity has complied, in all material respects, with each such insurance policy to which is subject.

(b) Except as set forth on Schedule 3.16(b), there are no pending claims in excess of $50,000 against such insurance policies as to which insurers have denied liability and there exist no claims in excess of $50,000 that have not been timely reported within the time frame required by or under such insurance policies by any of the Company Entities to the related insurers.

3.17 Absence of Certain Changes and Events. Since December 31, 2009 through the date hereof, except (i) as disclosed or on Schedule 3.17, (ii) in connection with the formation or financing of any Clinic Subsidiary in the ordinary course of business consistent with past practices and (iii) for the transactions expressly contemplated hereby:

(a) there has not been any change in the issued and outstanding shares of capital stock or equity interests of the Company Entities or any grant of any Equity Rights of the Company Entities;

(b) there has not been any amendment, modification or supplement to the Company Entities’ Organizational Documents;

(c) there has not been any grant of any registration rights with respect to the equity interests of the Company Entities;

(d) the Company Entities have not made any acquisition (by merger, consolidation, or acquisition of equity interests or assets) of any Person;

(e) the Company Entities have not canceled or compromised any material Indebtedness;

(f) the Company Entities have not created any Encumbrances on any of their respective assets, rights or properties, other than Permitted Exceptions;

(g) the Company Entities have not sold, assigned, licensed, pledged, disposed of or transferred any of their assets, rights, equity interests (other than pursuant to an exercise of existing Options and/or Warrants) or properties except for the sale of inventory to customers in the ordinary course of business consistent with past practices and except for any such assets having an aggregate value of less than $150,000;

(h) the Company Entities have not entered into or terminated any Material Contract, amended or otherwise modified or waived any of the material terms of any Material Contract;

(i) the Company has not released any Person who had been seeking to acquire capital stock or equity interests or a significant portion of the assets of the Company from any confidentiality or similar agreement or modified or waived any material provision of any such agreement with such Person;

(j) the Company Entities have not released any Person from any confidentiality or similar agreement or modified or waived any provision of any such agreement in a manner outside of the ordinary course of business;

(k) the Company Entities have not changed their independent public accountants, changed their accounting methods or accounting practices or changed their depreciation or amortization policies or rates;

(l) Company has not declared, set aside, made or paid any dividend or other distribution in respect of capital stock or equity interests of Company;

(m) the Company Entities have not taken any other action or omitted to take any other action, nor has there occurred any other event, that would have required the consent of Buyer under Sections 5.3(b) through 5.3(e), 5.3(g), 5.3(i), 5.3(m) through 5.3(o), 5.3(q) or 5.3(s); and

(n) the Company Entities have not entered into any agreement or made any commitment to take any of the types of actions described in any of subsections set forth in this Section 3.17.

3.18 Material Contracts.

(a) Schedule 3.18(a) contains a list of each of the following written Contracts and a description of each of the following oral Contracts to which any of the Company Entities is a party (collectively, the “Material Contracts”):

(i) all Contracts (other than the Leases listed on Schedule 3.8(b)) that Company reasonably anticipates will, in accordance with their terms, involve aggregate payments by any of the Company Entities of more than $250,000 within the twelve (12) month period following the date hereof;

(ii) all Contracts that Company reasonably anticipates will, in accordance with their terms, involve aggregate payments to any of the Company Entities of more than $250,000 within the twelve (12) month period following the date hereof;

(iii) any employment Contract of any director or officer of any of the Companies or any other written employment, severance, retention, deal bonus, consulting or other Contract with any employee of any of the Companies which will require (or reasonably likely require) the payment of amounts by any of the Companies during the one year period following the date hereof in excess of $150,000;

(iv) all Contracts that limit or purport to limit the ability of any of the Company Entities to compete in any line of business or with any Person or in any geographic area or during any period of time;

(v) all Contracts relating to material Intellectual Property Rights (other than Intellectual Property Rights which are the subject of a license for shrink wrap software, license for other “off the shelf” software, or a license for software for which the license fees, royalties, maintenance fees and support fees do not exceed $150,000 on an annual basis);

(vi) all Contracts under which any of the Company Entities has incurred any Indebtedness which is outstanding on the date hereof or has directly or indirectly guaranteed Indebtedness, liabilities or obligations of any Person (other than any Indebtedness, liabilities or obligations solely by and among the Company Entities);

(vii) any Contract that contains a put or similar right pursuant to which any Company Entity could be required to purchase, redeem or otherwise acquire any equity interests (whether exercisable by the party holding such right (A) at any time or from time to time (i.e., a “time-based put”) or (B) as a result of, or in connection with, the execution and delivery of this Agreement by the parties hereto or the consummation of the transactions contemplated hereby (i.e., an “event-based put”));

(viii) other than as may be set forth in the Company Entities’ Organizational Documents, any Contract that contains a co-sale, call, right of first refusal or right of first offer, with respect to the equity interests of the Company Entities;

(ix) any Contract, other than the Company Entities’ Organizational Documents, which contains an earn-out, deferred purchase price, or other similar contingent obligation, or contains ongoing indemnification obligations on behalf of any Company Entities and, in each case, is related to the acquisition of any equity interests of any Person;

(x) other than the Company Entities’ Organizational Documents, all joint venture or partnership agreements; and

(xi) all medical director agreements and other similar agreements.

(b) Except as set forth on Schedule 3.18(b), each Material Contract is valid and binding on the Company Entity that is a party thereto and, to Company’s Knowledge, on the other parties thereto, and is in full force and effect. Each of the Company Entities has performed in all material respects all material obligations required to be performed by it to date under each Material Contract. Except as set forth on Schedule 3.18(b), none of the Company Entities is or is alleged to be in material breach of, or material default under, nor is there any event or condition exists which constitutes, or after notice or lapse of time or both would constitute, a material breach or material default on the part of any Company Entity under, any Material Contract. Except as set forth on Schedule 3.18(b), to Company’s Knowledge, no other party to any Material Contract is or is alleged to be in breach thereof or default thereunder, nor to the Company’s Knowledge, is there any event or condition which constitute, or after notice or lapse of time or both would constitute, a material breach or material default on the part of any other party, under any Material Contract. Company has made available to Buyer correct and complete copies of all Material Contracts, together with all amendments, modifications or supplements thereto.

3.19 Labor Relations.

(a) Schedule 3.19(a) attached hereto contains a true, complete and correct list of:

(i) the Employees: (a) who individually earned in excess of $150,000 in compensation for the 12-month period ending December 31, 2008, and (b) who individually are expected to earn in excess of $150,000 in compensation for the 12-month period ending December 31, 2009, and the rate of all current base compensation payable by the Company Entities to each such Employee, together with their actual bonus for the year ended December 31, 2009; and

(ii) all severance agreements with former directors and senior executives who have departed within one year prior to the date hereof (copies of which have been made available to Buyer prior to the date hereof).

(b) Except as set forth in Schedule 3.19(b) as of the date hereof, none of the Company Entities is subject to any collective bargaining agreement, labor contract or similar agreement or arrangement with any labor union, trade union, works council or other employee representative, nor is any such agreement or contract being negotiated. Except as set forth in Schedule 3.19(b), none of the Company Entities has received: (i) written notice of any unfair labor practice charge or complaint pending or threatened before the National Labor Relations Board or any other Governmental Authority against or relating to any Employee nor is any such charge or complaint pending, (ii) written notice of any Proceedings arising out of any collective bargaining agreement, or similar agreement nor are any such Proceedings pending, (iii) written notice of threats to commence any Proceedings by or on behalf of any employee, former employee or any other representative of such employee with respect to or relating to any of the Company Entities before the Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention of unlawful employment practices nor are any such Proceedings pending, or (iv) written notice of the intent of any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, classification of employees, whistleblower or occupational safety and health laws to conduct an investigation with respect to or relating to any Employee or to any site or facility at which any Employee is located, or notice that such investigation is in progress.

(c) Except as set forth in Schedule 3.19(c), the Company Entities are in compliance with all material Legal Requirements respecting employment and employment practices, except where the failure to comply would not, individually or in the aggregate, result in, or be reasonably be expected to result in material liability to the Company Entities, or reasonably be expected to interfere in any material respect with the conduct of the Company Entities’ business.

3.20 Intellectual Property.

(a) Schedule 3.20(a) contains a list of the following Intellectual Property Rights of the Company Entities used in the Business (“Material Intellectual Property”):

(i) all registered and applied for trademarks, service marks, copyrights, trade names, fictitious names, domain names, logotypes and designs and material unregistered trademarks, service marks and trade names owned by the Company Entities, showing with respect to each the registration or application numbers of any state, federal, or foreign registration of any such registered or applied for Material Intellectual Property;

(ii) all Intellectual Property Rights used by the Company Entities under license or other agreement (other than Intellectual Property Rights which is the subject of a license for shrink wrap software, license for other “off the shelf” software, or a license for software for which the license fees, royalties, maintenance fees and support fees do not exceed $150,000 on an annual basis), copies of which agreements relating thereto have been made available to Buyer prior to the date hereof; and

(iii) all Intellectual Property Rights used by any other Person under license or other agreement from the Company Entities (copies of which agreements relating thereto have been made available to Buyer prior to the date hereof).

(b) The Company Entities do not own any patents and do not have any pending domestic or foreign patent applications.

(c) Except as set forth on Schedule 3.20(c): (i) the Companies own the entire right, title and interest in, or possess valid licenses or other rights to, the material Intellectual Property Rights necessary to conduct their businesses in all material respects as currently conducted, free and clear of all Encumbrances other than Permitted Exceptions (it being understood that the foregoing shall not be interpreted as a representation of non-infringement, which is covered solely in Section 3.20(c)(iv)); (ii) to Company’s Knowledge, there are no infringements or misappropriations by any third party of any of the Intellectual Property owned by the Companies; (iii) there is no pending or, to Company’s Knowledge, threatened Proceeding (including cease and desist letters or invitations to take a patent license) to which the Companies are a party claiming that any of the Company Entities has infringed or misappropriated any Intellectual Property Rights of any third party, (iv) to the Knowledge of the Company, the Company Entities’ conduct of their business does not infringe or misappropriate any Intellectual Property Rights of any third party in any material respect; (v) the execution, delivery and performance of this Agreement and the other Transaction Documents by the Companies and the consummation of the transactions contemplated hereby and thereby will not breach, violate or conflict with any instrument or agreement entered into by the Company Entities concerning the Material Intellectual Property used by the Company Entities, and (vi) the Companies have taken commercially reasonable steps to protect and maintain their confidential information and trade secrets and their sole ownership of material proprietary Intellectual Property Rights.

3.21 Related Party Transactions. Except for the transactions and arrangements as set forth on Schedule 3.21 (each a “Related Party Transaction”), no Related Party (i) has borrowed money from or loaned money to any of the Companies that is currently outstanding or otherwise has any cause of action or claim against any of the Company Entities, (ii) has any ownership interest in any property or asset used by the Company Entities in the conduct of the Business, or (iii) is a party to any Contract or is engaged in any ongoing transaction with any of the Company Entities (including any arrangements related to the payment of royalties).

3.22 Inventory. All inventory reflected on the Closing Date Balance Sheets shall be determined in accordance with GAAP, consistently applied, and shall consist of a quality and quantity usable and salable in the ordinary course of business.

3.23 Accounts Receivable. All accounts receivable reflected on the Closing Date Balance Sheets (net of allowances for doubtful accounts as reflected thereon and determined in accordance with GAAP) will be valid receivables arising from the bona fide sale of services and inventory actually made or performed or sold and invoiced in the ordinary course of business, and, to the Knowledge of the Company are not subject to set-offs or counterclaims.

3.24 Indebtedness. Schedule 3.24(a) sets forth all Corporate Debt and Schedule 3.24(b) sets forth all Clinic Subsidiary Debt. Except as described on Schedule 3.24(a) and Schedule 3.24(b), none of the Company Entities has any Indebtedness outstanding (other than any Indebtedness solely by and among the Company Entities).

3.25 Questionable Payments. None of the Companies, any employee, officer, director or affiliate of any of them, or any other Person acting on behalf of any of them, has, with respect to, on behalf of or to otherwise further the interests of Company or any Subsidiary, (a) used funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) made any direct or indirect unlawful payments to foreign or domestic government officials or employees, (c) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, (d) made any bribe, kickback or other unlawful payment, (e) made any material favor or gift which is not, in good faith, believed by such Person to be fully deductible for any income tax purposes and which was, in fact, so deducted or (f) been convicted of or charged with a felony relating to money laundering; or is under investigation by any Governmental Authority for money laundering.

3.26 Taxes. Except as set forth on Schedule 3.26:

(a) All Tax Returns required to be filed by or with respect to the Company Entities have been timely filed, and all such Tax Returns are complete and correct in all material respects. The Company Entities have paid in full all Taxes due and payable, whether or not shown on such Tax Returns, or have made adequate provision for all Taxes in accordance with GAAP on the latest balance sheet included in the Audited Financial Statements.

(b) There are no Encumbrances with respect to Taxes upon any of the assets or properties of the Company Entities, other than with respect to Taxes not yet due and payable and for which adequate provision has been made in accordance with GAAP on the latest balance sheet included in the Audited Financial Statements.

(c) No examination or audit of any Tax Return relating to any Taxes of the Company Entities or with respect to any Taxes due from or with respect to the Company Entities by any Taxing Authority is currently in progress or, to the knowledge of the Company, threatened or contemplated. No assessment of Tax has been proposed in writing against the Company Entities or any of their assets or properties and the Company knows of no grounds for any such assessment. There are no outstanding agreements, waivers or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to the Company Entities for any taxable period.

(d) None of the Company Entities (A) is or has ever been a member of an affiliated group of corporations filing a consolidated federal income Tax Return (other than with another of the Company Entities), or (B) has any liability for the Taxes of any Person (other than with another of the Company Entities) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(e) The Company Entities have duly and timely withheld all Taxes required to have been withheld in connection with amounts paid or owing to any employee, shareholder, creditor or other Person over for all periods under all applicable laws.

(f) Except as provided in the Company Entities’ Organizational Documents, none of the Company Entities is a party to, or bound by, or has any obligation under, any Tax allocation or sharing agreement or similar contract or arrangement or any agreement that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other Person.

(g) None of the Company Entities will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date, (B) “closing agreement” as described in Section 7121 of the IRC (or any corresponding or similar provision of state or local income Tax law) executed on or prior to the Closing Date, (C) intercompany transactions or any excess loss account, in each case, described in Treasury Regulations under Section 1502 of the IRC (or any corresponding or similar provision of state, local or foreign income Tax law), or (D) installment sale or open transaction disposition made on or prior to the Closing Date.

(h) None of Company Entities has been either a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the IRC is applicable.

(i) None of the Company Entities has engaged in any transaction that could give rise to (i) a registration obligation with respect to any Person under Section 6111 of the IRC, (ii) a list maintenance obligation with respect to any Person under Section 6112 of the IRC, or (iii) a disclosure obligation as a “reportable transaction” under Section 6011 of the IRC.

(j) No Company Entity has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the IRC during the applicable period specified in Section 897(c)(l)(A)(ii) of the IRC.

3.27 Healthcare Laws & Regulations.

(a) Fraud and Abuse and Self Referral.

(i) Except as set forth on Schedule 3.27(a), none of the Company Entities nor any Person providing professional, billing, management, and/or marketing services to or on behalf of any of the Company Entities has engaged in any activities which are prohibited by any Legal Requirement, including, but not limited to, under 42 U.S.C. Sections 1320a-7b, 1320a-7,

42 U.S.C. Section 1395nn and 31 U.S.C. Section 3729 – 3733 (or any other federal or state statute related to the anti-kickback laws or false or fraudulent claims), or the regulations promulgated pursuant to such statutes, including, but not limited to, the following: (i) knowingly and willfully making or causing to be made a false statement or representation of a material fact in any application for any health care benefit or payment; (ii) making or causing to be made any false statement or representation of a material fact for use in determining rights to any health care benefit or payment; (iii) failing to disclose knowledge by a claimant of the occurrence of any event affecting the initial or continued right to any health care benefit or payment on its behalf or on behalf of another, with intent to secure such benefit or payment fraudulently; and (iv) knowingly and willfully soliciting, paying or receiving any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind or offering to pay such remuneration (A) in return for referring an individual to a Person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part by Federal Health Care Programs (as defined in 42 U.S.C. Section 1320a-7b(f)), or (B) in return for purchasing, leasing, or ordering or arranging for or recommending purchasing, leasing, or ordering any good, facility, service, or item for which payment may be made in whole or in part by Federal Health Care Programs. Company and each Company Entity has complied with all disclosure requirements of all applicable self-referral laws, including without limitation the Stark Law and any applicable state self-referral law.

(ii) All of the Company’s and, to the Knowledge of the Company, all of the Company Entities’ contracts with physicians or other healthcare providers or entities in which physicians or other healthcare providers are equity owners (collectively, “Healthcare Providers”) involving services, supplies, payments or any other type of remuneration, whether such services or supplies are provided by a Healthcare Provider to Company or a Company Entity or Company or a Company Entity to a Healthcare Provider, and all of the Company’s and, to the Knowledge of the Company, the Company Entities’ leases of personal or real property with Healthcare Providers, whether such personal or real property is provided by a Healthcare Provider to the Company or a Company Entity or by the Company or a Company Entity to a Healthcare Provider, are in writing, are signed, set forth the services to be provided, and provide for a fair market value compensation in exchange for such services, space or goods.

(b) Compliance with Medicare and Medicaid Program Requirements. The Company Entities are, and at all time since January 1, 2008 have been, in compliance with all applicable Legal Requirements of the Medicare and Medicaid programs. The Company Entities have timely and accurately filed all requisite claims and other reports required to be filed in connection with all state and Federal Health Care Programs in which the Company Entities participate due on or before the Closing except to the extent that the failure to file such claims and reports would not, individually or in the aggregate, result in, or be reasonably be expected to result in material liability to the Company Entities, or reasonably be expected to interfere in any material respect with the conduct of the Company Entities’ business, or reasonably be expected to materially impair or delay the consummation of the transactions contemplated by this Agreement. Except as set forth on Schedule 3.27(b) hereto, there are no claims scheduled of which the Company Entities have been notified or, to Company’s Knowledge, threatened before any Governmental Authority, including, without limitation, the U.S. Department of Health and Human Services (“DHHS”), the Centers for Medicare & Medicaid Services or its fiscal intermediary and carrier agents, the DHHS Office of Inspector General, the U.S. Department of Justice, any state attorney general, any state Medicaid Fraud unit, the Office of Civil Rights of DHHS, and any U.S. state department of health, Medicare Program Safeguard Contractor, or any other state or federal agency with respect to any Federal Health Care Program claim filed by the Company Entities on or before the Closing, or program compliance matters, which would, taken as a whole, result in, or be reasonably be expected to result in material liability to the Company Entities, or reasonably be expected to interfere in any material respect with the conduct of the Company Entities’ business. Except for routinely scheduled surveys required pursuant to the Medicare and Medicaid certifications of the Company Entities, no review or program integrity review related to the Company Entities has been conducted by any Governmental Authority in connection with the Medicare or Medicaid programs and no such review is pending or scheduled, or to Company’s Knowledge, threatened, against or affecting the Business or the consummation of the transactions contemplated hereby, nor are there any grounds to anticipate any such audit in the foreseeable future.

(c) HIPAA; Privacy and Personal Data. The Company Entities have maintained, secured, used and transmitted all electronic or other data or information relating to any Persons in material compliance with the applicable provisions of (i) the Administrative Simplification provisions of the Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”), and the regulations promulgated thereunder, including the Standards for Privacy of Individually Identifiable Health Information, 45 C.F.R. Parts 160 and 164, Subparts A and E, the Security Standards, 45 C.F.R. Parts 160 and 164, Subparts A, C, and D, and the Standards for Electronic Transactions and Code Sets, 45 C.F.R. Parts 160 and 162, Subparts A and I, and the Health Information Technology for Economic and Clinical Health Act, Public Law 111-5 (“HITECH”) and its implementing regulations (“HIPAA Regulations”), to the extent that HIPAA and the HIPAA Regulations are applicable and govern the Company Entities, and (ii) privacy laws and internal policies applicable to the Company Entities. The Company Entities have not, in obtaining or performing any Contract, violated in any material respect any contractual obligation they have undertaken as a “business associate” of a “covered entity” or any applicable regulatory obligation as a “covered entity,” as such terms are defined in the HIPAA Regulations. The Company Entities have established and implemented such policies, programs, procedures, contracts and systems, as are necessary to comply in all material respects with the applicable requirements of HITECH and the HIPAA Regulations.

(d) Compliance. The Company has made available to Buyer accurate and complete copies of the Company’s and applicable Company Entity’s Compliance Program materials including without limitation, all program descriptions, compliance officer and committee descriptions, ethics and risk area policy materials, training and education materials, auditing and monitoring protocols, reporting mechanisms, and disciplinary policies. Neither the Company nor any Subsidiary (i) has been assessed a civil money penalty under Section 1128A of the Social Security Act, 42 U.S.C. §1320a-7a, or any regulations promulgated thereunder, (ii) has been excluded under 42 U.S.C. §1320a-7 from participation in any Federal Health Care Program (as such term is defined in Section 1128B(f) of the Social Security Act, 42 U.S.C. §1320a-7b(f)); (iii) is a party to an outstanding Corporate Integrity Agreement with the Office of Inspector General of the Department of Health and Human Services; or (iv) has reporting obligations pursuant to any settlement agreement entered into with any Governmental Authority.

(e) Enrollment and Participation. To the Knowledge of the Company, the Company Entities are, and at all time since January 1, 2008 have been, in material compliance with any and all applicable Legal Requirements relating to billing or claims for reimbursement submitted to any third party payor. The Company and Company Entities, as applicable, (i) are appropriately certified for participation and reimbursement and have current and valid provider contracts and are in material compliance with the conditions of participation in such programs under Titles XVIII and XIX of the Social Security Act, the CHAMPUS/TRICARE Program (if applicable), and such other similar Federal, state or local reimbursement or governmental programs (collectively, the “Governmental Programs”) and (ii) currently participate in private, non-governmental programs (including private insurance programs) under which the Company or Company Entities directly or indirectly receives payments (the “Private Programs”). All billing practices of the Company and Company Entities have been in material compliance with Legal Requirements of Governmental Programs and Private Programs. Neither Company nor any Company Entity has submitted any claim for payment to any Governmental Program in violation of any Legal Requirements relating to false claim or fraud, including without limitation the Federal False Claim Act, 31 U.S.C. § 3729, or any applicable state false claim or fraud law. Other than routine contractual adjustments, neither the Company nor any of the Company Entities has received any payment or reimbursement in excess of amounts allowed by law and neither the Company nor any Company Entities is liable for recoupment of amounts previously paid by a Governmental Program or a Private Program in which the Company or any of the Company Entities participates or has participated in the past three years that are not reflected in the Audited Financial Statements. Schedule 3.27(e) lists all claims, statements, and other matters (including, but not limited to, all correspondence or communications with Governmental Programs, intermediaries or carriers, and any open, in-process or pending internal reviews, including open hotline calls, TQM disclosure or other Company compliance audits) concerning or relating to any Government Programs that involves, relates to or alleges: (i) except with respect to routinely scheduled surveys, any violation of any applicable rule, regulation, policy or requirement of any such program or any irregularity with respect to any activity, practice or policy of the Company or Company Entities’ Business; or (ii) any violation of any applicable rule, regulation, policy or requirement of any such program or any irregularity with respect to any claim for payment or reimbursement made by Seller or any payment or reimbursement paid to Seller.

(f) Exclusion Status. Neither the Company nor any of the Company Entities, nor any of their directors, members, employees, officers, managers or independent contractors who currently furnish services or supplies that may be reimbursed in whole or in part under any Governmental Program: (i) has been convicted of or, to the Knowledge of the Company, charged with any violation of any Legal Requirements related to any Governmental Program; (ii) has been convicted of, charged with, or investigated for any violation of any Legal Requirements related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation, or controlled substances; or (iii) is excluded, suspended or debarred from participation in any Governmental Program. The Company reviews at least annually (i) the “List of Excluded Individuals/Entities” on the website of the United States Health and Human Services Office of Inspector General (http://oig.hhs.gov/fraud/exclusions.html), and (ii) the “List of Parties Excluded From Federal Procurement and Nonprocurement Programs” on the website of the United States General Services Administration (http://www.arnet.gov/epls/) with regard to the exclusion status of its directors, members, employees, officers, managers or independent contractors.

3.28 No Undisclosed Liabilities. Except as set forth in Schedule 3.28 or for the Company’s obligations expressly set forth herein or under the other Transaction Documents, the Company Entities do not have any liabilities that would be required to be reflected in a consolidated balance sheet of the Company Entities or the footnotes thereto (in each case, prepared in accordance with GAAP) other than (a) liabilities that are reflected in the Audited Financial Statements (including the footnotes thereto), (b) liabilities incurred in the ordinary course of business consistent with past practice and reflected in the Closing Date Balance Sheets as “current liabilities”, (c) performance obligations pursuant to (i) Material Contracts or (ii) Contracts and commitments entered into in the ordinary course of business consistent with past practice which are not required to be disclosed in the Disclosure Schedules due to specified dollar thresholds (but, in each case, not including any liabilities or obligations arising as a result of or in connection with any breach of such Material Contracts or other Contracts or commitments), (d) liabilities that are the subject of any representation and warranty under Article III of this Agreement but are not required to be disclosed because of the specific dollar or materiality threshold of such representation or warranty (but, in each case, none of which relates to or is in the nature of a breach of contract, breach of warranty, tort, infringement or violation of law) and (e) liabilities specifically excluded from the definitions of Aggregate Adjusted Current Liabilities and Indebtedness.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Company as follows:

4.1 Organization and Good Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Intermediate Holdings is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer, Intermediate Holdings and Merger Sub have the full power and authority to own, lease and operate their respective properties, carry on their respective businesses as now being conducted, and to carry out the transactions contemplated by this Agreement.

4.2 Authority and Validity. Buyer, Intermediate Holdings and Merger Sub have the requisite power, capacity and authority necessary to enter into and perform their obligations under this Agreement and the other Transaction Documents to which they are a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the other Transaction Documents by Buyer, Intermediate Holdings and Merger Sub to which they are a party and the consummation of the transactions contemplated herein and therein have been or will be duly and validly authorized by all necessary corporate or limited liability company, as the case may be, actions in respect thereof. This Agreement and the other Transaction Documents to which Buyer, Intermediate Holdings or Merger Sub are parties have been duly executed and delivered by each such Party and constitute the legal, valid and binding obligation of Buyer, Intermediate Holdings and Merger Sub enforceable against them in accordance with their respective terms.

4.3 No Conflict. Except as set forth on Schedule 3.5(b) or as may be required by the HSR Act, the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions provided for herein and therein does not and will not result in the breach of or violation of, any of the terms and provisions of, or constitute a default (or an event with or without notice or lapse of time, or both) under, or conflict with, or cause any acceleration of any obligation of Buyer, Intermediate Holdings or Merger Sub under or require consent or the giving of notice under (a) any Contract or other obligation to which any such Party or any of their respective properties, rights or assets is bound or affected, (b) the Organizational Documents of Buyer, Intermediate Holdings or the Merger Sub, (c) any Order of any Governmental Authority, or (d) any Legal Requirement, except where the occurrence of any of the foregoing with respect to clauses (a), (c) or (d), would not, individually or in the aggregate, result in, or be reasonably expected to result in, material liability to Buyer, Intermediate Holdings or the Merger Sub or materially impair or delay the consummation of the Merger.

4.4 Legal Proceedings. As of the date hereof, none of Buyer, Intermediate Holdings or Merger Sub is a party to any Proceeding or, to Buyer’s knowledge, has been threatened with any Proceeding, that challenges, or that would be reasonably likely to have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the transactions contemplated hereby.

4.5 Brokers or Finders. Except as set forth on Schedule 4.5, neither Buyer, nor any of its respective officers, agents or Affiliates, has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement or the transactions contemplated hereby.

4.6 Financing. Buyer has delivered to Company true, complete and correct signed counterpart(s) of (i) the equity commitment letter, dated as of the date hereof, from the Investor (the “Equity Commitment Letter”), pursuant to which the Investor has committed, subject to the terms and conditions set forth therein, to provide equity financing in an aggregate amount set forth therein (“Equity Financing”) and (ii) the debt commitment letter, dated as of the date hereof, by and among Intermediate Holdings, Merger Sub, Bank of America, N.A., Banc of America Bridge LLC, Banc of America Securities LLC, Barclays Capital, the investment banking division of Barclays Bank PLC, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC and WF Investment Holdings, LLC and excerpts of those portions of the fee letter that contain any conditions to funding or “flex” provisions (excluding provisions related solely to fees and economic terms agreed to by the parties) (the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Commitments”), pursuant to which the lenders party thereto have agreed, subject to the terms and conditions set forth therein, to provide or cause to be provided, debt financing in the amounts set forth therein to Merger Sub in connection with the transactions provided for herein (the “Debt Financing”). As of the date hereof, the Commitments have not been amended or modified in any manner and the respective obligations and commitments contained in the Commitments have not been withdrawn or rescinded in any respect. As of the date hereof, the Commitments (i) are (solely to the knowledge of Intermediate Holdings and Merger Sub, in the case of the Debt Commitment Letter) in full force and effect, and (ii) are the legal, valid and binding obligations of Buyer (in the case of the Equity Commitment Letter only), and Intermediate Holdings and Merger Sub (in the case of the Debt Commitment Letter only) and, to the knowledge of Buyer (in the case of the Equity Commitment Letter only), and Intermediate Holdings and Merger Sub (in the case of the Debt Commitment Letter only), of the other parties thereto, in each case except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights generally and by the application of general principles of equity. The Commitments are subject to no contingencies or conditions related to the funding of the financing other than those set forth in the Commitments and other than the provisions relating solely to fees, in each case, as amended pursuant to the terms set forth herein. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Buyer (in the case of the Equity Commitment Letter only), or Intermediate Holdings or Merger Sub (in the case of the Debt Commitment Letter only) or, to the knowledge (without any obligation to make any inquiry) of Buyer (in the case of the Equity Commitment Letter only), or Intermediate Holdings and Merger Sub (in the case of the Debt Commitment Letter only), any other party to the Commitments, under any term or condition of the Commitments. As of the date hereof, assuming the condition set forth in Section 7.1 will be satisfied at or prior to the Closing, and assuming compliance in all material respects by the Company Entities of their respective obligations under this Agreement, neither Buyer (in the case of the Equity Commitment Letter only), nor Intermediate Holdings or Merger Sub (in the case of the Debt Commitment Letter only) has reason to believe that it will be unable to satisfy on a timely basis any term or condition of Closing that is required to be satisfied by it as a condition of the Commitments to which it is a party or that the financing contemplated by the Commitments to which it is a party will not be made available to Buyer (in the case of the Equity Commitment Letter only), or Intermediate Holdings and Merger Sub (in the case of the Debt Commitment Letter only) on the Closing Date. Buyer, Intermediate Holdings and Merger Sub have fully paid any and all commitment fees and other fees required by the Commitments to which they are a party to be paid as of the date hereof. Subject to the terms and conditions of the Commitments and this Agreement and assuming the condition set forth in Section 7.1 will be satisfied at or prior to the Closing, and assuming compliance in all material respects by the Company Entities of their respective obligations under this Agreement, the aggregate proceeds contemplated by the Commitments, when funded in accordance with their terms, will in the aggregate be sufficient to (i) consummate the Merger upon the terms contemplated by this Agreement, (ii) effect any other repayment or refinancing of debt contemplated in connection with the Merger or the Commitments (other than in respect of the Refinancing) and (iii) pay all related fees and expenses to be paid by Buyer, Intermediate Holdings or the Surviving Corporation.

ARTICLE V

PRE-CLOSING COVENANTS OF COMPANY

5.1 Access and Investigation. From the date of this Agreement until the Closing, Company shall, and shall cause the other Company Entities to, afford Buyer and its respective Representatives with reasonable access, during normal business hours, in a manner so as not to unreasonably interfere in any material respect with the normal business operations and upon reasonable prior written notice, to the officers, employees, properties, contracts, books and records and other documents and financial, operating and other data and information pertaining to the Company Entities and the operation of the Company Entities subject to compliance with HIPAA Regulations; provided, that requests for access to third party physician partners of the Company Entities (other than the Companies) and medical directors of the Clinic Subsidiaries shall be directed to Joseph Carlucci, who shall determine in his reasonable judgment whether such access would unreasonably interfere in any material respect with the normal business operations of the Clinic Subsidiaries.

5.2 Operation of the Business. Except as otherwise contemplated or permitted by this Agreement or with the prior consent of Buyer (such consent not to be unreasonably withheld or delayed), from the date of this Agreement until the Closing, Company shall, and shall cause the other Company Entities to, operate their respective businesses in the ordinary course consistent with past practices and use their respective commercially reasonable efforts to preserve intact the present organization of the Company Entities, keep available the services of the present officers and employees of the Company Entities (including, but not limited to, physicians/partners and medical directors of the Clinic Subsidiaries), and preserve the Company Entities’ goodwill and relationships with customers, suppliers, licensors, licensees, contractors, distributors, lenders and other Persons having significant business dealings with the Company Entities. For the avoidance of doubt, Company shall have sole authority to operate the Business from and after the date hereof and prior to the Closing.

5.3 Negative Covenants. Except as otherwise contemplated or permitted by this Agreement, in connection with the formation or financing of any Clinic Subsidiary in the ordinary course of business consistent with past practice or as otherwise required pursuant to the Material Contracts or the Company Entities’ Organizational Documents (provided, that issuing to any Person any put or similar rights that would require any Company Entity to repurchase, redeem or otherwise acquire or agreeing to acquire any equity interests and/or acquiring by way of merger, stock purchase, asset purchase or otherwise one or more existing clinics owned or operated by a Person other than a Company Entity subsequent to the date hereof shall require the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed)), from the date of this Agreement until the Closing, Company shall not, and shall cause the other Company Entities not to, without the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed), directly or indirectly:

(a) amend, modify or supplement its Organizational Documents;

(b) (i) split, combine or reclassify any of its capital stock or equity interests or issue or authorize the issuance of any securities in respect of, in lieu of, or in substitution of its capital stock or equity interests or repurchase, redeem or otherwise acquire any of its capital stock or equity interests, except as expressly contemplated by this Agreement, or (ii) solely with respect to any Clinic Subsidiary, establish a record date for, declare, set aside or pay any dividend or other distribution, other than any cash dividend or cash distribution made to all equity owners of such Clinic Subsidiary in proportion to their equity ownership thereof;

(c) enter into any transactions, Contracts, arrangements or understandings with Related Parties (other than, subject to the other provisions of this Section 5.3, employment related transactions in the ordinary course of business consistent with past practices pursuant to agreements and arrangement existing on the date hereof);

(d) take or omit to take any action that could reasonably be expected to have a Material Adverse Effect;

(e) delay or postpone the payment of accounts payable and other liabilities or obligations or accelerate the collection of accounts receivable or intercompany receivables, or, except in the ordinary course of business consistent with past practice, write-down the value of any asset or write-off as uncollectible any accounts or notes receivable;

(f) (i) enter into, terminate, amend or otherwise modify or waive any of the material terms of, any (x) Material Contract (other than entering into Material Contracts contemplated by Section 3.18(a)(ii)), (y) collective bargaining agreement, labor contract or similar agreement or arrangement with any labor union, trade union or works council or (z) Leases with respect to real property, or (ii) release any Person who had been seeking to acquire capital stock or equity interests or a significant portion of the assets of the Company from any confidentiality or similar agreement, or modified or waived any material provision of any such agreement, with such Person;

(g) (1) adopt, amend, modify or terminate any bonus, profit-sharing, incentive, severance or other Benefit Plan, Contract or commitment for the benefit of any Employee; (2) increase the compensation or other benefits payable or provided to any Employee; or (3) grant any equity or equity based awards;

(h) repay any outstanding Clinic Subsidiary Debt except in accordance with Schedule 5.3(h);

(i) make or change any Tax election, change an annual accounting period, adopt or change any accounting method with respect to Taxes, file any amended Tax Return, enter into any closing agreement, settle or compromise any proceeding with respect to any Tax claim or assessment relating to the Company Entities, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company Entities, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax;

(j) declare, set aside, make or pay any dividend or other distribution in respect of capital stock or equity interests of any Company Entities, unless the record and payment dates thereof, and satisfaction of all payment obligations therefor, occurs prior to the Closing Date;

(k) sell, assign, license, pledge, transfer or dispose of, or grant or take any action that will create an Encumbrance on (other than Encumbrances to be released at Closing and Permitted Exceptions), any assets, rights or properties, except for the sale of inventory to customers in the ordinary course of business consistent with past practice and property, plant and equipment having an aggregate value not in excess of $150,000;

(l) acquire (by way of merger, consolidation or acquisition) the equity interests or assets of any Person, or obtain control, directly or indirectly, of any interest in any Person or the right to acquire any stock or interest in any other Person or in any business, or enter into any joint venture, partnership or similar arrangement other than in connection with the formation of Clinic Subsidiaries in the ordinary course of business consistent with past practice;

(m) make or enter into any commitment for an capital expenditures in excess of $150,000 for any individual commitment or $500,000 in the aggregate, to the extent that such commitments will not be satisfied prior to the Closing Date;

(n) other than between one of the Companies and one or more Clinic Subsidiaries, incur or guarantee any Indebtedness, issue or sell any debt securities or warrants or other rights to acquire debt securities, or enter into any arrangement having the economic effect of any of the foregoing (other than in connection with the Refinancing);

(o) pay or agree to pay in settlement, or compromise or waive any rights under or pursuant to, any Proceedings of liability against any Company Entity;

(p) change the independent public accountants of the Company Entities, change the accounting methods or accounting practices followed by the Company Entities or change the depreciation or amortization policies or rates;

(q) cancel or terminate any insurance policy or cause any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies, for premiums not more than the current market rates, are in full force and effect;

(r) grant any registration rights with respect to the equity interests of the Company Entities;

(s) institute any general layoff of employees or implement any early retirement plan or announce the planning of such a program; or

(t) enter into any agreement or make any commitment to take any of the types of actions described in any of subsections (a) through (s) above.

5.4 Required Approvals.

(a) As promptly as practicable after the date hereof, Company shall, and shall cause its controlled Affiliates to, use its commercially reasonable efforts to make all notices and filings in connection with the consents, approvals, waivers and authorizations required by any Legal Requirement to be made by it or them in order to consummate the transactions contemplated hereby. From the date of this Agreement until the Closing, Company shall reasonably cooperate with Buyer: (a) with respect to all filings that Buyer is required by any Legal Requirement to make in connection with the transactions contemplated hereby, and (b) by filing within ten (10) days after the date hereof with the United States Federal Trade Commission and the United States Department of Justice the notification and report form required for the transactions contemplated hereby (which shall request “early termination” of the applicable waiting period) and any supplemental or additional information which may reasonably be requested in connection therewith pursuant to the HSR Act.

(b) Without limiting the generality of the undertakings of Company pursuant to Section 5.4(a), Company shall, and shall cause its controlled Affiliates to use its commercially reasonable efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. Company agrees not to extend, directly or indirectly, any waiting period under the HSR

Act or enter into any agreement with a Governmental Authority to delay or not to consummate the transactions contemplated by this Agreement except with the prior written consent of Buyer. Company will (x) promptly notify Buyer of any written communications to Company from any Governmental Authority and, subject to applicable Legal Requirements, if practicable, permit Buyer to review in advance any proposed written communication to any such Governmental Authority and incorporate Buyer’s reasonable comments, (y) not agree to participate in any substantive meeting or discussion with any such Governmental Authority in respect of any filing, investigation or inquiry concerning this Agreement and the transactions contemplated hereby unless it consults with Buyer in advance and, to the extent permitted by such Governmental Authority, gives Buyer the opportunity to attend, and (z) furnish Buyer with copies of all correspondence, filings and written communications between any of the Company Entities and their respective Representatives on one hand, and any such Governmental Authority or its staff on the other hand, with respect to the transactions contemplated by this Agreement.

(c) Without limiting the generality of the foregoing, Company shall cooperate with Buyer in all respects in the implementation of any of the measures described in Section 6.1(b) that is undertaken in order to permit consummation of the transactions contemplated by this Agreement, (including entering into agreements or taking such other actions prior to the Closing as Buyer reasonably requests to dispose of assets of the Company Entities; provided, that the Company Entities shall not be required to complete any disposition of the assets the Company Entities prior to the Closing or enter into any agreement or other arrangement for a disposition of any assets of the Company Entities that do not expressly provide that (i) the obligation to complete such disposition is subject to the prior or simultaneous occurrence of the Closing) and (ii) such arrangement or agreement is terminable at the option of the Company Entities, without penalty, if the Closing does not occur on or before the End Date or, if earlier, the date that this Agreement is terminated pursuant to its terms). Notwithstanding anything in this Section 5.4 or Section 5.5 to the contrary, in connection with seeking expiration or termination of the applicable waiting periods under the HSR Act and/or approvals pursuant to any other Legal Requirement in order to permit consummation of the transactions contemplated by this Agreement, none of the Company Entities shall take any action, agree to take any action or consent to the taking of any action with respect to selling, holding separate, licensing or otherwise disposing of assets or conducting its business in a specified manner without the prior written consent of Buyer.

5.5 Reasonable Commercial Efforts. Subject to the terms and conditions of this Agreement, from the date of this Agreement until the Closing, Company shall use its commercially reasonable efforts to (i) take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Legal Requirements to consummate the transactions contemplated hereby as soon as reasonably practicable, (ii) deliver or cause to be delivered at the Closing the items to be delivered by Company at or prior to the Closing, and (ii) not take any action that will have the effect of unreasonably delaying, impairing or impeding, in any material respect, the receipt of any authorizations, consents, orders or approvals to be sought pursuant to this Agreement.

5.6 Exclusivity. The terms of paragraphs 2, 3, and 4 of the Exclusivity Agreement are hereby incorporated by reference and the terms of such paragraphs shall continue in full force and effect until the earlier of the Closing and the date that this Agreement is terminated pursuant to its terms. Except as set forth in the previous sentence, the Exclusivity Agreement is hereby terminated and of no further force and effect.

5.7 Cooperation in Securing Debt Financing. From the date of this Agreement until the earlier of the Closing and the date that this Agreement is terminated pursuant to its terms, Company shall, and shall cause each of the other Company Entities and each of the respective officers and employees of Company and the other Company

Entities to, and shall use its reasonable best efforts to cause the representatives, including officers of appropriate seniority and expertise and legal and accounting advisors, of Company and the other Company Entities to provide all cooperation reasonably requested by Intermediate Holdings (provided, that such requested cooperation does not unreasonably interfere in any material respect with the ongoing operations of Company and the other Company Entities; provided, further, that requests for cooperation by third party physician partners of the Company Entities (other than the Companies) and/or medical directors of the Clinic Subsidiaries shall be directed to Joseph Carlucci, who shall determine in his reasonable judgment whether such cooperation would unreasonably interfere in any material respect with the normal business operations of the Clinic Subsidiaries) in connection with obtaining the Debt Financing, including (i) participating in a reasonable number of meetings (including customary one-on-one meetings), presentations, road shows, due diligence sessions (including accounting due diligence sessions), drafting sessions and sessions with rating agencies and parties acting as arrangers or agents for, and prospective purchasers, investors and lenders of, the Debt Financing and otherwise cooperating with the marketing efforts for any of the Debt Financing, (ii) assisting in the preparation of customary materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses, business projections, road show materials and similar documents required in connection with the Debt Financing and other customary materials to be used in connection with obtaining the Debt Financing and all information (including historical and pro forma financial statements and information customarily included in such documents, for any of the Debt Financing) customarily contained therein, and all documentation and other information required by Governmental Authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act, (iii) executing and delivering any pledge and security documents, currency or interest hedging arrangements or other definitive financing documents or other certificates, legal opinions and documents as may be reasonably requested by Intermediate Holdings (including consents of accountants for use of their reports in any materials relating to the Debt Financing) or otherwise facilitating the pledging of collateral as may be reasonably requested by Intermediate Holdings (provided, that any obligations contained in such documents shall be effective no earlier than as of the Effective Time), including obtaining such surveys, appraisals, environmental reports and title insurance as may be reasonably requested by Intermediate Holdings, and otherwise facilitating the pledging of collateral, (iv) using its reasonable best efforts to arrange for customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all indebtedness contemplated by the Debt Commitment Letter to be paid off, discharged and terminated on the Closing Date, (v) furnishing Intermediate Holdings and Merger Sub and their financing sources as promptly as practicable with financial and other pertinent information regarding Company and the other Company Entities as may be reasonably requested by Intermediate Holdings to consummate the offerings of debt securities contemplated by the Debt Commitment Letter including using reasonable best efforts to obtain accountants’ comfort letters and legal opinions as reasonably requested by Intermediate Holdings (information required to be delivered pursuant to this clause (v) being referred to as, the “Required Information”), (vi) taking all actions reasonably necessary to (A) permit the prospective financing sources under the Debt Commitment Letter to evaluate Company’s and the other Company Entities’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements (provided, that such access and information shall only be provided to the extent such access or the provision of such information would not violate applicable law), and (B) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing (provided, that such accounts, agreements and arrangements will not become active or take effect until the Effective Time), (vii) entering into one or more credit or other agreements on terms reasonably satisfactory to Intermediate Holdings in connection with the Debt Financing; provided, that neither Company nor any of the other Company Entities shall be required to enter into any agreement or commit to take any action that is not contingent upon the Closing and (viii) providing authorization letters to the Financing Parties authorizing the distribution of information to prospective lenders and containing a representation to the Financing

Parties that the public side versions of such documents, if any, do not include material non-public information about the Company or its Affiliates or securities. At the reasonable request of Intermediate Holdings, Company will periodically update any such Required Information provided to Intermediate Holdings pursuant to the foregoing sentence. Neither Company nor any of the other Company Entities shall be required to pay any commitment or other similar fee or incur any other cost or expense that is not contemporaneously reimbursed by Intermediate Holdings in connection with the financing contemplated by the Commitments prior to the Effective Time. Buyer shall, promptly upon request by Company, reimburse Company for all reasonable and documented out-of-pocket costs incurred by Company or any of the other Company Entities in connection with such cooperation. Buyer, Intermediate Holdings and Merger Sub shall, on a joint and several basis, indemnify and hold harmless Company and the other Company Entities for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the financing contemplated by the Commitments and any information utilized in connection therewith (other than information provided by Company or the other Company Entities) and, except for the rights of the Buyer Indemnitees pursuant to Section 11.2(a)(i), the Sellers shall have no liability or obligation with respect to any information provided by Company or the other Company Entities in connection with the arrangement of the financing contemplated by the Commitments. Notwithstanding anything to the contrary, the condition set forth in Section 7.2 of this Agreement, as it applies to Company’s obligations under this Section 5.7, shall be deemed satisfied unless (x) Intermediate Holdings has not obtained the Debt Financing on the terms set forth in the Debt Commitment Letter due to, or as a result of, the Company’s material breach of its obligations under this Section 5.7 and (y) such breach was a proximate cause of the failure of Intermediate Holdings to obtain the Debt Financing on the terms set forth in the Debt Commitment Letter. Company hereby consents to the use of its and the other Company Entities’ logos in connection with the financing contemplated by the Commitments; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Company or any of the other Company Entities or the reputation or goodwill of Company or any of the other Company Entities. All non-public or otherwise confidential information regarding Company and the other Company Entities obtained by Intermediate Holdings pursuant to this Section 5.7 shall be kept confidential by Intermediate Holdings in accordance with the Non-Disclosure Agreement, except for disclosure to potential lenders, investors, rating agencies or their respective representatives in connection with the financing contemplated by the Commitments subject, where applicable, to customary confidentiality provisions.

5.8 Appointment of Sellers’ Representative.

(a) Each of the Sellers by virtue of their approval of this Agreement, or in the case of Warrantholders, upon validly executing and delivering the Warrant Cancellation and Payment Acknowledgement, hereby makes, constitutes and appoints the Sellers’ Representative, with full power of substitution and resubstitution, its true and lawful attorney-in-fact for him, her or it and in his, her or its name, place, and stead to sign, execute, and deliver any Transaction Documents (other than the Warrant Cancellation and Payment Acknowledgement) required to be executed by such Seller pursuant to this Agreement or any other Transaction Document, to make and authorize amendments to, or waivers of, this Agreement or any other Transaction Documents (other than the Warrant Cancellation and Payment Acknowledgement), to make all decisions relating to the determination of Adjusted Net Working Capital and to settle any indemnification claims made by Buyer or any other Indemnitee pursuant to the terms of this Agreement or any other Transaction Document (other than the Warrant Cancellation and Payment Acknowledgement) (including disputes pursuant to Section 2.12), hereby ratifying and confirming all that the Sellers’ Representative may do or cause to be done by virtue hereof and to make all determinations and elections hereunder and thereunder; provided, however, that Sellers’ Representative may not amend this Agreement or any other Transactions Document to (i) create any personal liability of any Seller hereunder or thereunder, (ii) to increase the maximum aggregate indemnification obligation of Sellers beyond the Indemnification Escrow Amount or (iii) take any action pursuant hereto that could disproportionately affect any Seller or group of Sellers without the prior consent of such affected Seller or group of Sellers. This power of attorney is a special power of attorney coupled with an interest and is irrevocable, and shall survive the Closing and death, disability, legal incapacity, bankruptcy, insolvency, dissolution, or cessation of existence of the applicable Seller. This power of attorney may be exercised by the Sellers’ Representative by listing the Sellers executing such Transaction Document (other than the Warrant Cancellation and Payment Acknowledgement) with the single signature of the Sellers’ Representative acting as attorney-in-fact for such Sellers. Each Seller, or in the case of each Warrantholder, upon validly executing and delivering the Warrant Cancellation and Payment Acknowledgement, as the case may be, hereby forever releases and discharges the Sellers’ Representative from any and all liability which may arise in connection with the Sellers’ Representative’s performance hereunder in good faith and any acts or omissions which the Sellers’ Representative takes on behalf of the Sellers in accordance with the terms of this limited power of attorney. Sellers’ Representative shall provide Sellers with written notice of any amendments, waiver, or other material actions taken pursuant to this Section 5.8.

(b) Each Party shall be entitled to rely exclusively upon any communication given or other action taken by the Sellers’ Representative on behalf of the Sellers pursuant to this Agreement or the other Transaction Documents, and shall not be liable for any action taken or not taken in good faith reliance on a communication or other instruction from the Sellers’ Representative.

5.9 Notice of Developments; Supplements to this Disclosure Schedule. To the extent Company has Knowledge of any change or development in respect of events occurring after the date hereof which would cause any of the representations and warranties in Article III above not to be true and correct, Company shall promptly (and in any event, within four (4) Business Days) notify Buyer in writing thereof. No such notification shall affect the representations or warranties of the Company, or the conditions to Buyer’s obligations hereunder. Notwithstanding any provision of this Agreement to the contrary, in connection with (i) an Excluded Issuance, (ii) a transaction otherwise prohibited pursuant to Section 5.3 to which Buyer consents in writing, (iii) the formation or financing of any Clinic Subsidiary in the ordinary course of business consistent with past practice or (iv) actions required to be taken pursuant to the Company Entities’ Organizational Documents or the Material Contracts, Company shall notify Buyer in writing (a “Schedule Supplement”) and, for the avoidance of doubt, such disclosure contained in any Schedule Supplement shall include all information that would be required to be set forth on the Disclosure Schedules with respect to any such transaction or matter and its consequences that would be required to be set forth had such transaction or matter occurred prior to the date of this Agreement and, with respect to the information contained therein, shall, subject to the proviso below, be deemed to amend the Disclosure Schedules for purposes of establishing whether or not the closing conditions set forth in Article VII have been satisfied and shall be deemed to amend the Disclosure Schedules for purposes of determining whether there has been a breach of a representation or warranty for purposes of Sellers’ indemnification obligations set forth in Section 11.2(a); provided, that notwithstanding the foregoing, such Schedule Supplement shall be given effect solely with respect to such transaction or matter itself but not with respect to any consequences thereof to the extent such transaction or matter, whether as a result of the manner in which it is carried out, documentation entered into in connection therewith, liabilities incurred in connection therewith or otherwise, would violate, or result in a breach or inaccuracy of, any representation, warranty, covenant or agreement of Company set forth in this Agreement.

5.10 Indebtedness and Release of Encumbrances; Related Party Transactions.

(a) Except with respect to any Assumed Clinic Debt, on or prior to the Closing, Company shall with the proceeds of the indebtedness issued pursuant to the definitive documentation contemplated by the Debt Commitment Letter, extinguish or cause to be extinguished (i) all Corporate Debt and Aggregate Clinic Subsidiary Debt and any related Encumbrances upon their assets and properties of the Company Entities and (ii) all guarantees by any Company Entities of any such Indebtedness referred to in clause (i).

(b) All Related Party Transactions set forth on Schedule 5.10 shall be cancelled without any consideration or further liability to any Company Entities, and Company shall deliver to Buyer legally binding documentation evidencing the completion of such cancellations immediately prior to the Closing.

(c) Company shall use reasonable commercial efforts to obtain a release in form and substance reasonably acceptable to Buyer from the individuals entitled to receive an Unissued Option Bonus Payment.

5.11. Resignations. Company shall, no later than five (5) Business Days prior to the Closing, request each director of the Company identified by Buyer prior to such date to deliver their written resignations to Buyer pursuant to such customary and reasonable form resignation letter as proposed by Buyer.

5.12 280G Matters. Prior to the Closing, the Company shall use its reasonable commercial efforts to ensure that the accelerated vesting of any Options, as contemplated hereunder, and the payment of any amounts (whether or not accelerated) to a “disqualified individual” (as defined in Section 280G(c) of the IRC) in connection with the transactions contemplated hereunder, will not result in the disallowance of a deduction to the Company under Section 280G of the IRC, including, as necessary, (i) soliciting the requisite approval of the Stockholders, in a manner that meets the shareholder approval requirements of Section 280G(b)(5) of the IRC and Treasury Regulation Section 1.280G-1, Q/A-7 and (ii) to the extent necessary, obtaining a waiver from each such “disqualified individual” entitled to receive a “parachute payment” (as defined in Section 280G(b) of the IRC) in connection with the transactions contemplated hereunder of his or her right to receive such payment, in the case of clauses (i) and (ii), in form and substance satisfactory to Buyer. The Company shall provide Buyer with drafts of all such solicitation materials and consents for review and comment prior to delivery to Stockholders or disqualified individuals, as applicable. To the extent any payment (other than any payments or benefits due pursuant to (A) the Amended and Restated Employment Agreements for each of Joseph A. Carlucci, Syed T. Kamal, Christopher T. Ford and John McDonough to be effective at the Effective Time and (B) any other new Benefit Plan that is effective at or following the Effective Time) would not be deductible as a result of Section 280G, the Company shall be entitled to recover the value of such lost deductions (excluding any deductions that are Compensation Transaction Deductions) to the Company solely from the Indemnification Escrow Amount. The payment obligation set forth in the previous sentence shall be treated for purposes of this Agreement as if there were a breach of a covenant for which indemnification is available to the Buyer Indemnitees pursuant to Sections 11.2(a)(ii) and 11.2(a)(iii) hereof.

5.13 Proceedings. Prior to the Closing, the Company Entities shall consult with Buyer and keep Buyer informed on a timely basis in respect of, and in connection with, the defense of any Proceedings (in which damages in excess of $100,000, or non-monetary or equitable relief, is being sought by one or more parties in the applicable Proceeding) to which any Company Entity (or any assets, rights or properties of any Company Entity) is or threatened to be a party or is otherwise the subject. Such obligations shall include (a) furnishing as promptly as practicable (i) to Buyer notice of all material developments in, or relating to, such Proceedings and (ii) to Buyer and its Affiliates any information relating to such Proceedings reasonably requested by Buyer, its Affiliates or their respective counsel and other representatives and (b) considering in good faith any requests and/or recommendations of Buyer or its Affiliates with respect to such Proceedings; provided, that, the foregoing shall not alter or expand the indemnification obligations or limitations set forth on Schedule 11.2(a)(vi) or require the Company or its Affiliates to disclose any information the disclosure of which would result in the loss of Company’s attorney client privilege with respect to such information (provided, however, that Company shall develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Company and Buyer).

ARTICLE VI

PRE-CLOSING COVENANTS OF BUYER

6.1 Required Approvals.

(a) As promptly as practicable after the date hereof, Buyer shall, and shall cause its Affiliates (including the Investor and its “ultimate parent entity”) to, use its commercially reasonable efforts to make all notices and filings in connection with the consents, approvals, waivers and authorizations required by any Legal Requirement to be made by it (or them) in order to consummate the transaction contemplated hereby. From the date of this Agreement until the Closing, Buyer shall, to the extent required by the HSR Act to, file within ten (10) days after the date hereof with the United States Federal Trade Commission and the United States Department of Justice the notification and report form required for the transactions contemplated hereby (which shall request “early termination” of the applicable waiting period) and any supplemental or additional information which may be requested in connection therewith pursuant to the HSR Act and will comply in all material respects with the requirements of the HSR Act. Buyer shall promptly deliver to the Companies copies of all filings, correspondence and Orders to and from any Governmental Authority in connection with the transactions contemplated hereby.

(b) Without limiting the generality of the undertakings of Buyer pursuant to Section 6.1(a), Buyer shall, and shall cause its Affiliates (including the Investor and its “ultimate parent entity”) to use its commercially reasonable efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. Buyer agrees not to extend, directly or indirectly, any waiting period under the HSR Act or enter into any agreement with a Governmental Authority to delay or not to consummate the transactions contemplated by this Agreement except with the prior written consent of Company. Buyer will (x) promptly notify Company of any written communications to Buyer from any Governmental Authority and, subject to applicable Legal Requirements, if practicable, permit Company to review in advance any proposed written communication (other than any portions thereof that contain confidential or proprietary information of or relating to Buyer or its Affiliates or individuals associated with Buyer or its Affiliates) to any such Governmental Authority and incorporate Company’s reasonable comments, (y) not agree to participate in any substantive meeting or discussion with any such Governmental Authority in respect of any filing, investigation or inquiry concerning this Agreement and the transactions contemplated hereby unless it consults with Company in advance and, to the extent permitted by such Governmental Authority, gives Company the opportunity to attend (other than with respect to any portions of such meeting that are in respect of confidential or proprietary information of or relating to Buyer or its Affiliates or individuals associated with Buyer or its Affiliates), and (z) furnish Company with copies of all correspondence, filings and written communications (other than any portions thereof that contain confidential or proprietary information of or relating to Buyer or its Affiliates or individuals associated with Buyer or its Affiliates) between Buyer and its Representatives on one hand, and any such Governmental Authority or its staff on the other hand, with respect to the transactions contemplated by this Agreement. If any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging as violative of any applicable Legal Requirements, or if any statute, rule, regulation, executive order, decree, injunction or administrative order is enacted, entered, promulgated or enforced by a Governmental Authority that would make the transactions contemplated by this Agreement illegal or would otherwise prohibit or materially impair or delay the consummation of the transactions contemplated by this Agreement, Buyer shall use its commercially reasonable efforts to contest and resist any such action or proceeding and shall use its commercially reasonable efforts to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by Agreement and to have such statute, rule, regulation, executive order, decree, injunction or administrative order repealed, rescinded or made inapplicable so as to permit consummation of the transactions contemplated by this Agreement.

(c) Notwithstanding the foregoing or any other provision in this Agreement to the contrary, nothing herein shall require, or be deemed to require, (i) Buyer or the Company (or any of their respective Subsidiaries or Affiliates) to take any action, or propose or accept (or commit to propose or accept) any undertaking, condition, restriction, obligation or requirement with respect to Buyer, the Company, their respective Subsidiaries or Affiliates or their or their respective Subsidiaries’ or Affiliates’ assets if such action, undertaking, condition, restriction, obligation or requirement, individually or in the aggregate, (A) would reasonably be expected to require Buyer, the Company or their respective Subsidiaries or Affiliates to sell, license, transfer, assign, lease, dispose of or hold separate any business or assets, (B) would reasonably be expected to result in any limitations on Buyer, the Company or their respective Subsidiaries or Affiliates to own, retain, control, conduct or operate all or a portion of their respective businesses or assets or (C) would reasonably be expected to deprive Buyer, its Subsidiaries or Affiliates of a benefit or benefits (after taking into account the adverse effect on Buyer, its Subsidiaries and its Affiliates (including the Company and its Subsidiaries) of the action or actions proposed to be taken) of the transactions contemplated by this Agreement or (ii) Buyer, Intermediate Holdings, or Merger Sub to provide to any Person (other than as required by the HSR Act in connection with the filing of the notification and report form required for the transactions contemplated hereby with the United States Federal Trade Commission and the United States Department of Justice) any confidential or privileged information in respect of (x) the Investor, (y) Persons controlling Buyer, Intermediate Holdings or Merger Sub, or (z) any Affiliates of Buyer, Intermediate Holdings or Merger Sub, other than in the case of clauses (y) and (z), Buyer, Intermediate Holdings and Merger Sub.

6.2 Non-Disclosure Obligations. The terms of the Non-Disclosure Agreement relating to obligations with respect to confidential information and nonsolicitation are hereby incorporated by reference and such terms shall continue in full force and effect until the earlier of the Closing and the date that such Non-Disclosure Agreement is terminated pursuant to its terms. The Parties hereto acknowledge that the confidentiality provisions of the Non-Disclosure Agreement shall cover all information provided by the Company Entities or their Representatives to Buyer, Merger Sub or any of their Representatives or Affiliates in connection with or pursuant to the terms of this Agreement. Except as set forth in the first sentence of this Section 6.2, the Non-Disclosure Agreement shall remain in full force and effect in accordance with their terms.

6.3 Financing. Each of Buyer, Intermediate Holdings and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the Debt Financing concurrently with the Closing on terms and conditions described in the Debt Commitment Letter (including using reasonable best efforts to (i) obtain any necessary rating agency ratings, (ii) maintain in effect the Commitments (at no additional cost or expense to, and with no adverse effect on, Buyer, Intermediate Holdings or Merger Sub), (iii) satisfy on a timely basis all conditions applicable to

Buyer, Intermediate Holdings and Merger Sub to obtain the Debt Financing (including by consummating the financing contemplated by the Equity Commitment Letter) that are within their control and comply with the obligations thereunder, (iv) negotiate definitive agreements with respect to the Debt Commitment Letter on terms and conditions contained therein (including any “flex” provisions) or on terms no less favorable to Intermediate Holdings (unless otherwise agreed by Intermediate Holdings in its sole discretion) (the “Definitive Financing Agreements”) and upon the execution thereof, deliver a copy to the Company, (v) seek to enforce its rights under the Debt Commitment Letter and the Definitive Financing Agreements in the event of a breach by the Financing Parties that materially impedes or materially delays the Closing, including by seeking specific performance against the parties thereto, and (vi) with respect to any replacement commitments, satisfy on a timely basis all conditions applicable to Intermediate Holdings and Merger Sub in such definitive agreements that are within their control. Buyer and Intermediate Holdings shall keep Company reasonably informed of material developments in respect of the financing contemplated by the Commitments to which it is a party in accordance with this Section 6.3. In furtherance of the provisions of this Section 6.3, the Debt Commitment Letter may be amended or superseded without the prior consent of Company to replace or add one or more lenders, lead arrangers, bookrunners, syndication agents or similar entities which had not executed the Debt Commitment Letter as of the date hereof, or otherwise, provided, that in no event shall the Debt Commitment Letter be amended or superseded in a manner that would (i) expand in any way that is adverse to the Company the conditions to the Debt Financing set forth in the Debt Commitment Letter; (ii) reasonably be expected to prevent or materially delay the Closing; or (iii) reduce the aggregate amount of Debt Financing set forth in the Debt Commitment Letter (unless, in the case of this clause (iii), replaced with an amount of new equity financing on terms no less favorable to Buyer than the terms set forth in the Equity Commitment Letter). In the event that all conditions to the Commitments (other than in connection with the Debt Commitment Letter, the availability or funding pursuant to the Equity Commitment Letter) have been satisfied, each of Buyer and Intermediate Holdings shall use its reasonable best efforts to cause the lenders and other persons providing the Commitments to fund the financing required to consummate the Merger on the Closing Date (including by seeking specific performance to cause such lenders and other persons to fund such financing) if all conditions to closing contained in Article VII are satisfied or waived (other than those conditions that (A) by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions and (B) are not satisfied solely as a result of a breach by Buyer, Intermediate Holdings or Merger Sub of their respective obligations under this Agreement). Buyer and Intermediate Holdings shall give Company prompt notice of any material breach by any party of the Commitments to which it is a party, any termination of any of the Commitments to which it is a party, and any condition to the Commitments to which it is a party not likely to be satisfied, in each case, to the extent it becomes aware of such material breach, termination or condition. If any portion of the Debt Financing becomes unavailable on the terms and conditions (including the flex provisions) set forth in the Debt Commitment Letter, Buyer and Intermediate Holdings shall use its reasonable best efforts to arrange alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement on terms and conditions no less favorable to Intermediate Holdings or Merger Sub (as determined in the reasonable judgment of Intermediate Holdings) than those set forth in the Debt Commitment Letter (including the flex provisions) as promptly as practicable following the occurrence of such event, but in no event later than the last day of the Marketing Period. For the avoidance of doubt, the obtaining of the financing provided for by the Commitments, or any alternative financing, is not a condition to Closing. Notwithstanding anything herein to the contrary, in no event shall Buyer, Intermediate Holdings or any Affiliate thereof be required to provide any additional equity financing in excess of the amount expressly set forth in the Equity Commitment Letter. Notwithstanding anything herein to the contrary, in no event shall Buyer, Intermediate Holdings or Merger Sub be required pursuant to this Agreement to agree to pay to the lenders, and the other Persons providing the financing set forth in the Debt Commitment Letter, any additional fees or to increase any interest rates applicable to the Debt Commitment Letter (other than pursuant to the “flex” provisions therein, if any) or agree to enter into any financial or other material covenants or agreements on terms not otherwise expressly set forth in the Debt Commitment Letter. For purposes of this Agreement, unless otherwise agreed among the parties hereto, the “Marketing Period” shall mean the first period of twenty (20) consecutive Business Days after the date hereof (A) throughout and on the last day of which (i) Intermediate Holdings shall have the Required Information that Company is required to provide to Intermediate Holdings pursuant to Section 5.7 and such information shall remain compliant at all times with applicable provisions of Regulation S-X and Regulation S-K under the Securities Act and (ii) nothing has occurred and no condition exists that would cause any of the conditions set forth in Sections 7.1 and 7.2 (other than the receipt of the certificates referred to therein) to fail to be satisfied assuming the Closing were to be scheduled for any time during such 20 consecutive Business Day period and (B) throughout and on the last day of which the conditions set forth in Section 7.3 through 7.6 (excluding conditions that, by their nature, cannot be satisfied until the Closing) shall be satisfied; provided, that the “Marketing Period” shall not be deemed to have commenced if, prior to the completion of the Marketing Period, Grant Thornton LLP shall have withdrawn its audit opinion with respect to any financial statements contained in the Audited Financial Statements.

6.4 Reasonable Commercial Efforts. Subject to the terms and conditions of this Agreement, from the date of this Agreement until the Closing, Buyer shall, and shall cause Intermediate Holdings and Merger Sub to, (i) take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Legal Requirements to consummate the transactions contemplated hereby as soon as reasonably practicable, (ii) use its commercially reasonable efforts to deliver or cause to be delivered at the Closing the items to be delivered by Buyer, Intermediate Holdings and Merger Sub, as the case may be, at or prior to the Closing, and (ii) not take any action that will have the effect of unreasonably delaying, impairing or impeding, in any material respect, the receipt of any authorizations, consents, orders or approvals to be sought pursuant to Section 6.1; provided, that in no event shall Buyer, Intermediate Holdings or any Affiliate thereof be required to provide any additional equity financing in excess of the amount expressly set forth in the Equity Commitment Letter.

ARTICLE VII

CONDITIONS PRECEDENT TO OBLIGATIONS

OF BUYER AND MERGER SUB

The obligation of Buyer and Merger Sub to consummate the transactions contemplated by this Agreement is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived in writing by Buyer, in whole or in part):

7.1 Accuracy of Representations. The representations and warranties of Company set forth in Article III shall be true and correct in all respects (without giving effect to Qualifications contained therein) at and as of the date of this Agreement, except to the extent such failure of the representations and warranties to be so true and correct, individually or in the aggregate, has not had, or would not reasonably be expected to have, a Material Adverse Effect, and the representations and warranties of Company set forth in Article III shall be true and correct in all respects (without giving effect to Qualifications contained therein) as of the Closing Date, as if made at and as of such date (except for those representations and warranties which expressly address matters only as of an earlier date, which representations and warranties shall have been true and correct as of such date), except, in each case, to the extent such failure of the representations and warranties to be so true and correct, individually or in the aggregate, has not had, or would not reasonably be expected to have, a Material Adverse Effect; provided, that notwithstanding the foregoing, the representations and warranties of Company set forth in Section 3.1 (Organization and Good Standing), Section 3.2 (Authority and Validity), Section 3.3 (Enforceability), Section 3.4 (Capitalization) (other than the last sentence of Section

3.4(b)), Section 3.6(a) through 3.6(i) (Subsidiaries; Equity Investments) and 3.11 (Brokers or Finders) shall be true and correct in all material respects at and as of the date of this Agreement and the Closing Date, as if made at and as of such date (except for those representations and warranties which expressly address matters only as of an earlier date, which representations and warranties shall have been true and correct in all material respects as of such date). Buyer shall have received a certificate of Company to that effect signed by the Chief Executive Officer or Chief Financial Officer thereof.

7.2 Company Performance. The covenants and obligations that Company and the other Company Entities are required to perform or to comply with pursuant to this Agreement at or prior to the Closing shall have been performed and complied with in all material respects and Buyer shall have received a certificate of Company to that effect signed by the Chief Executive Officer or Chief Financial Officer thereof.

7.3 No Order. No Legal Requirement shall have been adopted or promulgated, and no Governmental Authority shall have issued any Order that is in effect, which has the effect of making illegal or otherwise prohibiting the consummation of the transactions contemplated by this Agreement.

7.4 Governmental Authorizations. All requisite Governmental Authorizations or waiting periods following governmental filings set forth on Schedule 7.4 shall have been obtained or expired (including expiration of the applicable waiting periods under the HSR Act), without imposition of any conditions which would reasonably be likely to, individually or in the aggregate, result in, or be reasonably be expected to result in material liability to the Company Entities, or reasonably be expected to interfere in any material respect with the conduct of the Company Entities’ business.

7.5 No Material Adverse Effect. Since December 31, 2009, there has not been any event, circumstance, development, change or effect that has had, or would reasonably be expected to have, a Material Adverse Effect.

7.6 Dissenters’ Rights. No more than 10% of the holders of Common Stock and Preferred Stock (on an as converted basis) shall have demanded, asserted or exercised appraisal rights.

ARTICLE VIII

CONDITIONS PRECEDENT TO THE OBLIGATION OF COMPANY

The obligation of Company to consummate the transactions contemplated by this Agreement is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived in writing by the Company, in whole or in part):

8.1 Accuracy of Representations. The representations and warranties of Buyer set forth in Article IV shall be true and correct in all respects (without giving effect to Qualifications contained therein) at and as of the date of this Agreement, except, to the extent such failure of the representations and warranties to be so true and correct, individually or in the aggregate, has not had, or would not reasonably be expected to have, a Material Adverse Effect, and the representations and warranties of Buyer set forth in Article IV shall be true and correct in all respects (without giving effect to Qualifications contained therein) at and as of the Closing Date as if made at and as of such date (except for those representations and warranties which expressly address matters only as of an earlier date, which representations and warranties shall have been true and correct as of such date), except, in each case, to the extent such failure of the representations and warranties to be so true and correct, individually or in the aggregate, has not had, or would not reasonably be expected to have, a Material Adverse Effect; provided, that notwithstanding the foregoing, the representations and warranties of Company set forth in Section 4.1 (Organization and Good Standing), Section 4.2 (Authority and Validity) and 4.5 (Brokers or Finders) shall be true and correct in all material respects at and as of the date of this Agreement and the Closing Date, as if made at and as of such date (except for those representations and warranties which expressly address matters only as of an earlier date, which representations and warranties shall have been true and correct in all material respects as of such date). Company shall have received a certificate of Buyer to that effect signed by duly authorized officer thereof.

8.2 Buyer’s Performance. The covenants and obligations that Buyer, Intermediate Holdings and Merger Sub are required to perform or to comply with pursuant to this Agreement at or prior to the Closing shall have been performed and complied with in all material respects, and Company shall have received a certificate from Buyer to such effect signed by duly authorized officer thereof.

8.3 No Order. No Legal Requirement shall have been adopted or promulgated, and no Governmental Authority shall have issued any Order that is in effect, which has the effect of making illegal or otherwise prohibiting the consummation of the transactions contemplated by this Agreement.

8.4 Governmental Authorizations. All requisite Governmental Authorizations or waiting periods following governmental filings set forth on Schedule 7.4 shall have been obtained or expired (including expiration of the applicable waiting periods under the HSR Act), without imposition of any conditions which would reasonably be likely to, individually or in the aggregate, result in, or be reasonably be expected to result in material liability to the Company Entities, or reasonably be expected to interfere in any material respect with the conduct of the Company Entities’ business.

ARTICLE IX

POST-CLOSING COVENANTS

9.1 Access to Books and Records; Confidentiality. Buyer agrees that, after the Closing, it will cooperate with and make reasonably available for review by the Sellers’ Representative, during normal business hours and upon reasonable notice at Buyer’s principal place of business in such a manner as to not interfere with the normal operations of the business, all books and records and information and employees relating to the period before the Closing Date that are necessary in connection with any inquiry, audit, investigation, dispute, litigation or other proceeding or similar matter, including the preparation of the Closing Date Balance Sheets and Adjusted Net Working Capital and excluding any privileged documents or information which are the subject of a dispute between or among the Parties. Buyer agrees that it shall preserve and keep all material books and records of the Company Entities for a period expiring on the date that is seven (7) years from the Closing Date.

9.2 General. In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, the other Transaction Documents and the transactions contemplated herein or therein, each of the Parties will take, or cause to be taken, such further action as promptly as practicable (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article XI).

9.3 Employee Matters.

(a) Subject to applicable Legal Requirements and to the extent permitted under the relevant plans, Buyer shall, and shall cause the Surviving Corporation to, give the current employees of the Company Entities full credit, for all purposes, under any employee benefit plans or arrangements maintained by Buyer in the United States, the Surviving Corporation and their respective subsidiaries for the service with the Company Entities to the same extent recognized by the Company Entities immediately prior to the Effective Time.

(b) Subject to applicable Legal Requirements and to the extent permitted under the relevant plans, Buyer shall, and shall cause the Company Entities to, (i) waive all limitations as to preexisting conditions, exclusions, actively-at-work requirements and waiting periods applicable to the employees of the Company Entities under any welfare benefit plans in which such employees may be eligible to participate from and after the Effective Time, except to the extent that such waiting periods, pre-existing condition limitations, exclusions and actively-at-work requirements would have been applicable under the comparable benefit plans of the Company Entities immediately prior to the Effective Time, (ii) provide each employee of the Company Entities with credit for any co-payments and deductibles paid prior to the Effective Time in the calendar year in which the Effective Time occurs in satisfying any applicable deductible or out-of-pocket requirements in the calendar year in which the Effective Time occurs, under any welfare plans in which such employee is eligible to participate after the Effective Time, and (iii) cause each employee of the Company Entities to be credited under flexible spending account plans of Buyer or the Company Entities with any amounts contributed but unreimbursed as of the Effective Time under an applicable flexible benefit plan of Company Entities.

(c) Subject to applicable Legal Requirements, for a period of one year immediately following the Effective Time, Buyer shall, or shall cause the Company Entities to, provide to each of the employees of the Company Entities employee benefits (including health, welfare, pension, vacation, savings and severance, but excluding benefits under any defined benefit pension plan or retiree health plan) that are no less favorable in the aggregate than those provided to the employees of the Company Entities prior to the Effective Time. Notwithstanding any provision to the contrary, following the Effective Time, there shall be no obligation to provide employees of the Company Entities with awards of capital stock of any entity or awards of options or other rights of any kind to acquire capital stock of any entity. Notwithstanding any provision herein to the contrary, none of Buyer, the Company Entities nor any of their affiliates shall have any obligation to continue to employ any Employee of the Company Entities other than on an “at will” basis, except as otherwise may be required under any employment agreements.

(d) This Agreement is not intended by the parties to (i) constitute an amendment to a Benefit Plan, (ii) give any third party, including any Employee, any right to enforce the provisions of this Agreement (including this Section 9.3), (iii) obligate Buyer, the Company Entities, or any of their affiliates (including the Surviving Corporation) to maintain any particular compensation or benefit plan, program, policy or arrangement or (iv) create any obligations of the parties with respect to any employee benefit plan of Buyer or Company.

9.4 Tax Matters. The following provisions shall govern the allocation of responsibility as between the Parties for certain Tax matters following the Closing Date:

(a) Preparation and Filing of Tax Returns. Buyer shall timely prepare and file, or shall cause to be prepared and filed all Tax Returns of Company and the Subsidiaries, in each case, at the expense of the Surviving Corporation, and the other Company Entities at the expense of the applicable Company Entity, as applicable, with respect to any taxable year or period that ends on or before the

Closing Date and any taxable year or period beginning before and ending after the Closing Date, which are due after the Closing Date; provided, however, that Buyer shall, or shall cause Merger Sub or the Surviving Corporation or the other Company Entities, as applicable, to (A) file a federal income Tax Return of Company for Company’s taxable year ending on the Closing Date pursuant to Treasury Regulations Section 1.1502-76(c), (B) allocate all items accruing on the Closing Date to Company’s taxable period ending on the Closing Date pursuant to Treasury Regulations Section 1.1502-76(b)(1)(ii)(A)(1) to the extent applicable (and not pursuant to the “next day” rule under Treasury Regulations Section 1.1502-76(b)(1)(ii)(B) or pursuant to the ratable allocation method under Treasury Regulations Section 1.1502-76(b)(2)(ii) or 1.1502-76(b)(2)(iii)), (C) allocate applicable items pursuant to Treasury Regulations Section 1.1502-76(b)(2)(vi) as if the Company had sold all of its interests in all Clinic Subsidiaries immediately before the end of the Company’s taxable period ending on the Closing Date and apply an interim closing of the books method for purposes of Treasury Regulations Section 1.706-1(c)(2)(ii) (which allocation, for the avoidance of doubt, shall apply in determining Taxes allocable to a Pre-Closing Tax Period for purposes of Section 11.2(a)(iv)), (D) not elect to waive any carryback of net operating losses under Section 172(b)(3) of the IRC on any Tax Return of Company or the Subsidiaries filed in respect of a taxable period ending on or before the Closing Date to the extent such carryback could otherwise give rise to any Tax Refund Consideration, (E) deduct the Compensation Transaction Deductions on Company’s income Tax Returns for the taxable period ending on the Closing Date, unless otherwise required by applicable Tax law, and (F) in the event applicable Tax law prohibits any Compensation Transaction Deductions from being deducted on Company’s income Tax Returns for the taxable period ending on the Closing Date, deduct any such remaining Compensation Transaction Deductions on Buyer’s, Merger Sub’s or the Surviving Corporation’s earliest Tax Return filed in which such Compensation Transaction Deductions may be deducted pursuant to applicable Tax law. Buyer shall prepare such Tax Returns consistent with past practices of Company, including claiming amortization and depreciation deductions to the greatest extent possible under applicable Tax law (unless otherwise required by applicable law or clause (A) through (F) above of this Section 9.4(a)) and shall provide the Sellers’ Representative the right to review and comment on such Tax Returns no later than thirty (30) days prior to the due date for filing such Tax Returns, such comments to be delivered to Buyer by Sellers’ Representative within the next fifteen (15) days following Sellers’ Representative’s receipt of such Tax Returns. Buyer and Sellers agree that Buyer or Company, as applicable and consistent with the foregoing provisions of this Section 9.4(a), shall deduct all Compensation Transaction Deductions for U.S. and state Tax purposes. Additionally, with respect to any items other than the Compensation Transaction Deductions or Other Transaction Deductions (which shall be dealt with as provided by Section 9.4(i)) and without limiting the arbitration provisions contained in this Section 9.4(a), Buyer shall, in good faith, take into account and reflect on such Tax Returns any reasonable comments (including proposed positions, elections, and the treatment of a particular item of income or expense) proposed by Sellers’ Representative, provided that, subject to the provisions of this Section 9.4, Buyer has ultimate control of such Tax Returns. In the event the parties are unable to resolve any dispute with respect to the items set forth in the Seller’s Representative’s comments (the “Disputed Tax Items”) within thirty (30) days after Buyer has received Sellers’ Representative’s written request for changes, Buyer and the Sellers’ Representative shall within ten (10) days thereafter submit the remaining Disputed Tax Items for resolution to the Independent Accounting Firm. The Independent Accounting Firm shall determine the proper treatment of the Disputed Tax Items in accordance with applicable Tax law and this Section 9.4 and the applicable Tax Returns shall be revised to reflect such determination. The Independent Accounting Firm shall be instructed by Buyer and the Sellers’ Representative to determine and report to Buyer and the Sellers’ Representative upon the resolution of such remaining Disputed Tax Items within thirty (30) days after such submission but in any event no later than ten (10) days prior to the due date for the applicable Tax Return. Each of the Buyer and Sellers’ Representative will be afforded the opportunity to present to the Independent Accounting Firm any material such party deems relevant to the Independent Accounting Firm’s determination. Buyer and Sellers’ Representative shall each furnish to the Independent Accounting Firm such work papers and other documents and information relating to the remaining Disputed Tax Items as the Independent Accounting Firm may request. Notwithstanding anything herein to the contrary, with respect to its determination of each Disputed Tax Item, the Independent Accounting Firm may only decide in favor of the position presented by either Buyer or Sellers’ Representative, and may not make a determination other than in favor of one of the two positions presented with respect to each such Disputed Tax Item and, accordingly, shall determine which position is more likely to prevail under applicable Tax law. The fees and disbursements of the Independent Accounting Firm shall be allocated between Buyer and the Sellers’ Representative, in the same proportion that the aggregate amount of such remaining Disputed Tax Items so submitted to the Independent Accounting Firm that is unsuccessfully disputed by each such Party (as finally determined by the Independent Accounting Firm) bears to the total amount of such remaining Disputed Tax Items so submitted.

(b) Amended Tax Returns. If the filing of any amended Tax Return could reduce amounts to which the Sellers are entitled to receive hereunder or result in an indemnification obligation of Sellers under this Agreement, neither Buyer, Merger Sub, the Surviving Corporation, the Subsidiaries or, to the extent within Buyer’s control, the other Company Entities shall amend any Tax Returns of Company or any of the other Company Entities for any Pre-Closing Tax Period without the prior written consent of the Sellers’ Representative, which consent shall not be unreasonably conditioned, delayed or withheld.

(c) Closing Date Course of Business Indemnity. The indemnity obligations of the Sellers under Section 11.2(a) (including under Section 11.2(a)(iv)) shall not cover Tax liabilities resulting from any transaction of Buyer or any of its Affiliates not in the ordinary course of business (other than the transactions contemplated hereunder) that occurs on the Closing Date but after the Closing and Buyer or any of its Affiliates shall not enter into any such transactions to the extent they would reduce the amounts potentially payable to the Sellers pursuant to this Section 9.4.

(d) End of Tax Year. Buyer, Merger Sub, Surviving Corporation and, to the extent within Buyer’s control, the other Company Entities shall not take any action, or permit any action to be taken, that may prevent the tax year of Company and the other Company Entities from ending for federal and applicable state, local and foreign income tax purposes at the end of the day on the Closing Date. Buyer, Merger Sub and Surviving Corporation will file consolidated U.S. federal income tax returns for all taxable periods after the Closing Date which may include items of expense that would constitute Compensation Transaction Deductions or Other Transaction Deductions, to the extent permitted by applicable law.

(e) Filing Dates of Tax Returns. Without limiting the general provisions of Section 9.4(a) (including the review, comment and dispute resolution provisions), Buyer shall cause the Surviving Corporation to prepare and file income Tax Returns for each Tax period ending on the Closing Date no later than one hundred twenty (120) days following the Closing Date. In the case of any Tax Return for a Pre-Closing Tax Period that does not end on the Closing Date (a “Straddle Period”), and for purposes of determining hereunder the amount of Taxes attributable to a Pre-Closing Tax Period or a Post-Closing Tax Period generally, the amount of Taxes attributable to the Pre-Closing Tax Period shall be deemed to be (i) in the case of Taxes imposed on a periodic basis (such as certain franchise Taxes, real or personal property Taxes), the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period and (ii) in the case of Taxes not described in (i) above (such as Taxes that are based upon or related to income or receipts, based upon occupancy or imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible)), the amount of any such Taxes shall be determined as if such taxable period and the taxable period of all Company Entities ended of as of the close of business on the Closing Date.

(f) Cooperation on Tax Matters. Buyer, Merger Sub, the Surviving Corporation, the Company Entities (to the extent within Buyer’s control) and the Sellers’ Representative shall cooperate fully, as and to the extent reasonably requested by the other parties, in connection with the filing of Tax Returns (including any amended Tax Return) for a period prior to (or including) the Closing Date (which amended Tax Return may only be filed pursuant to Section 9.4(b) or 9.4(g)), any Tax audits, Tax proceedings or other Tax-related claims, and allowing the Sellers’ Representative to review Tax Returns to determine or verify the proper amounts payable as Tax Refund Consideration or as Tax Savings Consideration hereunder, and any mechanisms or payment processes reasonably requested by the Sellers’ Representative to pay Tax Refund Consideration or Tax Savings Consideration to the Sellers as provided herein. Such cooperation shall include, upon the Sellers’ Representative’s request, providing records and information that are reasonably relevant to any such matters, making employees available on a mutually convenient basis to provide additional information, and explaining any materials provided pursuant to this Section 9.4. Buyer, Merger Sub, the Surviving Corporation and the Company Entities shall not destroy or dispose of any Tax workpapers, schedules or other materials and documents supporting Tax Returns of Company, the Subsidiaries and, to the extent within Buyer’s control, the other Company Entities for Pre-Closing Tax Periods until the tenth anniversary of the Closing Date, without the prior written consent of the Sellers’ Representative, and before any disposition or destruction of such materials at any time, Buyer shall give thirty (30) days prior written notice of any such proposed disposition or destruction to the Sellers’ Representative, and the Sellers’ Representative shall have the right, in its sole discretion, to take possession of such materials and documents.

(g) Tax Refunds. The Sellers shall be entitled to receive from Buyer, Merger Sub, Surviving Corporation or the Subsidiaries all refunds (or credits for overpayments) of income Taxes from a Pre-Closing Tax Period, including any interest thereon (net of any Tax on such interest); provided, however, Sellers shall not be entitled to receive any refunds (or credits for overpayments) (i) of income Taxes resulting from an adjustment to income Taxes from a Pre-Closing Tax Period after the Survival Date (other than an adjustment arising as a result of claiming a refund with respect to any Compensation Transaction Deduction or Other Transaction Deduction, or any net operating or other loss with respect to a Pre-Closing Tax Period (e.g., not including any adjustments arising out of an audit or other proceeding with respect to Taxes that are made after the expiration of the Survival Date)) or (ii) that result from a Buyer Transaction Cost. Subject to Section 9.4(i) with respect to Tax refunds attributable to Other Transaction Deductions, promptly upon receipt of any income Tax refund (or credits for overpayment), and in no event later than ten (10) Business Days after receipt by Buyer, Merger Sub, the Surviving Corporation or any of the Subsidiaries, Buyer will, and will cause Merger Sub or the Surviving Corporation and/or the Subsidiaries to, deliver and pay over, by wire transfer of immediately available funds, such income Tax refunds (or credits for overpayments), including any interest thereon (net of any Tax on such interest) to the Sellers’ Representative, for payment to each of the Sellers in accordance with the provisions of Section 2.13(g). Notwithstanding the foregoing, the Sellers shall not be entitled to receive any refunds (or credits for overpayments) of Taxes resulting from the carryback of Tax attributes generated in a Post-Closing Tax Period except to the extent such Tax attributes result from Compensation Transaction Deductions or Other Transaction Deductions actually realized in a Post-Closing Tax Period (determined on a with and without basis). Buyer shall, as soon as is reasonably practicable, cause the Surviving Corporation or the Subsidiaries to file amended income Tax Returns or applications for income Tax refunds in order to obtain any income Tax refund (or credit for overpayment) that the Sellers are entitled to pursuant to this Section 9.4(g), and Buyer, Merger Sub, the Surviving Corporation and, to the extent within Buyer’s control, the Company Entities shall execute all other documents, take reasonable additional actions and otherwise reasonably cooperate as may be necessary for Buyer, Merger Sub, the Surviving Corporation and the Company Entities to obtain the income Tax refunds contemplated by this

Section 9.4(g). In addition, Buyer shall cause the Surviving Corporation to prepare and file IRS Form 1139 in respect of Company’s two taxable periods preceding Company’s tax period ending on the Closing Date no later than thirty (30) days after Company’s U.S. federal income Tax return for Company’s Tax year ending on the Closing Date is filed.

(h) Post-Closing Period Tax Payment. To the extent actually realized by Buyer, Merger Sub, Surviving Corporation, Company or any Subsidiaries, Buyer shall, subject to Section 9.4(i) with respect to Actual Tax Savings attributable to Other Transaction Deductions subject to a Tax Opinion Indemnification, pay to the Sellers’ Representative, by wire transfer of immediately available funds, an amount, in cash, equal to the Actual Tax Savings within ten (10) days of actually realizing such amount, and the Sellers’ Representative shall distribute such amount to each of Sellers in accordance with the provisions of Section 2.13(g). For purposes of this Agreement, “Actual Tax Savings” shall mean the excess of (A) the income Taxes that would have been incurred by Buyer and all the members of its affiliated group within the meaning of Section 1504(a)(1) of the IRC (without taking into account the exceptions under Section 1504(b) of the IRC) in each Post-Closing Tax Period calculated without taking into account both (1) any net operating losses of Company from Pre-Closing Tax Periods and (2) any Compensation Transaction Deductions and Other Transaction Deductions that are deductible in a Post-Closing Tax Period, over (B) the actual income Taxes incurred by Buyer and all the members of its affiliated group within the meaning of Section 1504(a)(1) of the IRC (without taking into account the exceptions under Section 1504(b) of the IRC) in any such Post-Closing Tax Period. For each Post-Closing Tax Period, Buyer will provide to Sellers’ Representative, within thirty (30) days of filing the Tax Return for such period with its calculations of the amount of the Actual Tax Savings, if any. For purposes of this Agreement, “Post-Closing Tax Period” shall mean any taxable period (or portion thereof) that is not a Pre-Closing Tax Period. For the avoidance of doubt, Buyer Transaction Costs shall not be treated as part of any net operating losses of Company from a Pre-Closing Tax Period for purposes of clause (A)(1) of the definition of Actual Tax Savings.

(i) Other Transaction Deductions. The Company shall deduct the Other Transaction Deductions to the extent Sellers’ Representative delivers (and shall not be required to deduct such amounts to the extent the Sellers’ Representative does not deliver) an opinion of the Independent Accounting Firm or, if the Independent Accounting Firm is not a Big Four Accounting Firm, an independent Big Four Accounting Firm mutually agreed upon by Buyer and the Sellers’ Representative (the Independent Accounting Firm or such other firm, the “Tax Opinion Accounting Firm”) that such position is at least “more likely than not” to prevail if challenged by the IRS, which deductions shall be taken consistent with the provisions of Section 9.4(a)(E) and (F); provided, however, if the Sellers’ Representative delivers an opinion other than an unqualified “will” level opinion, the Buyer shall be entitled to receive indemnification with respect to any Losses in respect of such position not prevailing, which indemnification obligation (the “Tax Opinion Indemnification”) shall survive until thirty (30) days after the expiration of the applicable statute of limitations (the “Tax Opinion Indemnification Expiration Date”). Any such indemnification shall be limited to the Indemnification Escrow Amount held pursuant to the Escrow Agreement (including any additional amounts placed in escrow and held pursuant to the Escrow Agreement pursuant to this Section 9.4(i)). For the avoidance of doubt, to the extent the Sellers’ Representative delivers an unqualified “will” opinion from the Tax Opinion Accounting Firm with respect to all or any part of the Other Transaction Deductions, the Sellers’ Representative shall not be required to provide the Tax Opinion Indemnification with respect to Losses attributable to the deductions covered by such opinion. Any income Tax refunds (or credits for overpayments) or Actual Tax Savings attributable to any Other Transaction Deductions shall be determined on a with and without basis (i.e., as if the Other Transaction Deductions were the last deductions to be taken). With respect to any Other Transaction Deductions subject to the Tax Opinion Indemnification, (i) if and to the extent on or prior to the Survival Date, any Tax refund (or credit for overpayment) or reduction in taxable income is actually received or realized with respect to such deductions or such deductions result in Actual Tax Savings that are payable to the Sellers’ Representative then (x) if all or any portion of the Indemnification Escrow Amount has been used to satisfy Indemnification Claims or has otherwise been reduced pursuant to the Escrow Agreement, a portion of any such Tax refund (or credit for overpayment) or Actual Tax Savings equal to the amount of the Indemnification Escrow Amount used to satisfy Indemnification Claims or otherwise reduced pursuant to the Escrow Agreement (but not in excess of the amount of such Tax refund or Actual Tax Savings) shall be delivered by the Company to the Escrow Agent to be held until the applicable Tax Opinion Indemnification Expiration Date (or such later date required under the Escrow Agreement) in accordance with this Agreement and the Escrow Agreement and the balance shall be paid to Sellers’ Representative in accordance with this Agreement and (y) on the Survival Date, an amount equal to 45% of the amount of such Other Transaction Deductions that resulted in such Tax refund (or credit for overpayment), reduction in taxable income or Actual Tax Savings shall be retained by the Escrow Agent and held pursuant to the Escrow Agreement and this Agreement until the applicable Tax Opinion Indemnification Expiration Date (or such later date required under the Escrow Agreement), and (ii) if and to the extent on or prior to the Survival Date such Other Transaction Deductions have not resulted in a Tax refund (or credit for overpayment), reduction in taxable income or Actual Tax Savings that has been actually received or realized then (x) any Tax refund (or credit for overpayment) or Actual Tax Savings with respect to such Other Transaction Deductions that is otherwise payable to the Sellers’ Representative shall be delivered to the Escrow Agent to be held until the applicable Tax Opinion Indemnification Expiration Date (or such later date required under the Escrow Agreement) in accordance with this Agreement and the Escrow Agreement and (y) on the Survival Date, an amount equal to 5% multiplied by the amount of such Other Transaction Deductions shall be retained by the Escrow Agent and held pursuant to the Escrow Agreement and this Agreement until the applicable Tax Opinion Indemnification Expiration Date (or such later date required under the Escrow Agreement). To the extent the Escrow Agreement requires any consent, notice or other action of Buyer and/or Sellers’ Representative to effectuate the provisions of this Section 9.4(i), Buyer and/or Sellers’ Representative, as applicable, shall promptly deliver such required consent or notice or take such required action.

(j) No Section 338 Election. Neither Buyer, Merger Sub, Surviving Corporation nor any of their affiliates shall make an election under Section 338 of the IRC with respect to the purchase of Company Shares.

(k) Transfer Taxes. Any and all transfer, sales, use, excise, goods and services, health services, conveyance, recording or any other similar fees or taxes (including, without limitation, title recording or filing fees, mutation taxes and other amounts payable in respect of transfer filings), and all documentary or other stamp taxes, arising out of or related to the transactions contemplated by this Agreement shall be borne equally by the Sellers on the one hand, and Buyer on the other hand; provided, that any stamp or transfer taxes payable to the State of New York or New York City shall be paid by Buyer and Buyer shall be entitled to any rebates or refunds of such State of New York or New York City stamp or transfer taxes. The Parties shall consult with each other in good faith and shall cooperate fully with each other in planning for the reduction or elimination of any such taxes.

(l) Tax Elections and Positions. Buyer covenants and agree that neither it nor Company, nor any of their respective Subsidiaries shall retroactively apply any changes or alterations in the tax positions and elections taken by Company or any of the Subsidiaries on or prior to the Closing Date to any taxable periods prior to the Closing Date in any manner that would give rise to any obligations of Sellers under this Agreement (including Indemnification Claims under Section 11.2).

(m) Section 351 Treatment. The Buyer and the Rollover Stockholders agree to use their reasonable best efforts to treat the transactions contemplated hereby in accordance with IRC Section 351 and report the transaction in a manner consistent with such treatment.

(n) Additional Matters. The Parties agree and acknowledge that the right of an Optionholder to receive the payments contemplated by Section 2.10(d)(iv) with respect to such Person’s Options (other than Rollover Options) is substantially vested within the meaning of Treasury Regulation Section 1.83-6 and shall be treated as such regardless of whether the Optionholder delivers to Company a fully completed and executed Option Rollover Election; Cancellation and Payment Acknowledgement at or prior to the Closing. As a result, the Company shall deduct the amounts payable to the holders of Options (other than Rollover Options) on Company’s income Tax Returns for the taxable period ending on the Closing Date (to the extent such amounts would otherwise have been deductible in such period consistent with Section 9.4(a)) regardless of whether the holders thereof have completed an Option Rollover Election; Cancellation and Payment Acknowledgement.

9.5 Directors’ & Officers’ Indemnification.

(a) For a period of six years after the Effective Time (and such additional period of time as may be necessary to fully and finally resolve any claims for indemnification which have been duly submitted prior to the six year anniversary of the Effective Time), unless otherwise required by applicable Legal Requirements, the Organizational Documents of the Surviving Corporation and the Subsidiaries shall contain provisions no less favorable in the aggregate with respect to the indemnification of and advancement of expenses to directors and officers than are set forth in the Organizational Documents of Company as in effect on the date hereof. The Surviving Corporation shall indemnify, and advance expenses to, each present and former director or officer of Company and each Subsidiary (collectively, the “D&O Indemnified Parties”), in and to the extent of their capacities as such and not as stockholders of Company, in respect of actions, omissions or events through the Effective Time to the to the fullest extent permitted by law. Without limiting the generality of the preceding sentence, if any D&O Indemnified Party becomes involved in any actual or threatened action, suit, claim, proceeding or investigation covered by this Section 9.5(a) after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted by law, promptly advance to such D&O Indemnified Party his or her legal or other expenses (including the cost of any investigation and preparation incurred in connection therewith); provided, that any D&O Indemnified Party to whom expenses are advanced provides a written undertaking to repay such advanced expenses if it is ultimately determined that such D&O Indemnified Party is not entitled to indemnification.

(b) At or prior to the Closing Date, Company shall purchase and pay in full a “tail” prepaid insurance policy with respect to Company’s existing directors’ and officers’ liability insurance coverage for Company’s and the Subsidiaries’ directors and officers that shall provide such directors and officers with coverage for six (6) years following the Effective Time (including with respect to acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby). The cost of the premiums for such “tail” prepaid insurance policy shall be treated as a Company Transaction Expense to the extent it remains unpaid on the Closing Date. Buyer shall, and shall cause the Surviving Corporation to, maintain such policy in full force and effect.

(c) The obligations under this Section 9.5 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party to whom this Section 9.5 applies without the consent of such D&O Indemnified Party (it being expressly agreed that the D&O Indemnified Parties to whom this Section 9.5 applies shall be third party beneficiaries of this Section 9.5 and shall be entitled to enforce the covenants contained herein). The obligations under this Section 9.5 shall be in addition to any other contractual or other rights of indemnification for the benefit of any D&O Indemnified Parties.

ARTICLE X

TERMINATION

10.1 Termination Events. This Agreement may be terminated, by written notice given prior to the Closing:

(a) by mutual written consent of Company and Buyer;

(b) by Company or Buyer if the transactions contemplated hereunder shall not have been consummated by 5:30 p.m. New York City time on June 21, 2010 (the “Initial End Date”); provided, that if (i) the obligation of the lenders under the Debt Commitment Letter to provide the Debt Financing pursuant to the terms and conditions of the Debt Commitment Letter has been extended (provided, that for the avoidance of doubt, nothing herein creates an obligation of Intermediate Holdings or Merger Sub to extend such Debt Commitment Letter) and (ii) on the Initial End Date any of the conditions set forth in Article VII shall not have been satisfied or waived, then Buyer may extend the Initial End Date to 5:30 p.m., New York City time, on a date no later than the date that the Debt Financing had been extended (but in any event, no later than July 20, 2010), by providing notice to Company prior to 5:30 p.m. New York City time on the Initial End Date (as used in this Agreement, the term “End Date” shall mean the Initial End Date, unless the Initial End Date has been extended pursuant to this proviso, in which case, the term “End Date” shall mean the date to which the Initial End Date has been so extended (unless the failure of the Party seeking to terminate this Agreement to perform any obligation required to be performed by such Party at or prior to the Closing was the cause of or resulted in the failure to consummate the transactions contemplated hereunder on or before the End Date);

(c) by written notice from Buyer following a breach of any covenant or agreement of Company contained in this Agreement, or if any representation or warranty of Company contained in this Agreement shall be or shall have become inaccurate, in either case such that any of the conditions set forth in Sections 7.1 and 7.2 would not be satisfied as of the time of such breach or as of the time of such representation or warranty was or shall have become inaccurate and such breach or inaccuracy shall not have been cured within thirty (30) days after written notice of such breach from Buyer is received by Company; provided, that the right to terminate this Agreement pursuant to this Section 10.1(c) shall not be available to Buyer if it is then in breach of any representations, warranties, covenants or agreements contained in this Agreement that would result in any of the conditions set forth in Section 8.1 or 8.2 not being satisfied;

(d) by written notice from Company following a breach of any covenant or agreement of Buyer, Intermediate Holdings or Merger Sub contained in this Agreement, or if any representation or warranty of Buyer, Intermediate Holdings or Merger Sub contained in this Agreement shall be or shall have become inaccurate, in either such case such that any of the conditions set forth in Sections 8.1 and 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty was or shall have become inaccurate and such breach or inaccuracy shall not have been cured within thirty (30) days after written notice of such breach from Company is received by Buyer and Merger Sub; provided, that the right to terminate this Agreement pursuant to this Section 10.1(d) shall not be available to Company if it is then in breach of any representations, warranties, covenants or agreements contained in this Agreement that would result in any of the conditions set forth in Section 7.1 or 7.2 not being satisfied; or

(e) by written notice from Company if all of the conditions set forth in Article VII have been satisfied (other than those conditions that (i) by their nature are to be satisfied by actions taken at the Closing or (ii) are not satisfied solely as a result of the breach by Buyer, Intermediate Holdings or Merger Sub of its obligations under this Agreement), and Buyer, Intermediate Holdings and Merger Sub fail to consummate the transactions contemplated by this Agreement within two (2) Business Days following the date the Closing should have occurred pursuant to Section 2.12 and Company stood ready and willing to consummate the transactions contemplated by this Agreement during such period; provided, that during such period of two (2) Business Days following the date the Closing should have occurred pursuant to Section 2.12, no party shall be entitled to terminate this Agreement pursuant to Section 10.1.

10.2 Effect of Termination.

(a) If this Agreement is terminated in accordance with Section 10.1, this Agreement shall become null and void and of no effect with no liability to any Person on the part of any Party hereto (or any of its Representatives or Affiliates) and all further obligations of the Parties under this Agreement shall terminate, except for Section 6.2, this Article X and Article XII; provided, however, that except as otherwise provided herein and subject to Sections 10.2(b) and 10.2(c), the liability of any Party for any breach by such Party of the representations, warranties, covenants or agreements of such Party set forth in this Agreement occurring prior to the termination of this Agreement shall survive the termination of this Agreement and, in addition, in the event of any termination of this Agreement and a related action for breach of contract, the prevailing Party shall be reimbursed by the other Parties to the action for reasonable attorneys’ fees and expenses relating to such action, and in no event shall any Party be liable for punitive damages.

(b) Notwithstanding the foregoing, in the event this Agreement is terminated by Company pursuant to Section 10.1(d) or Section 10.1(e), then Buyer shall within three (3) Business Days of such termination make a payment in cash to Company in an amount equal to $15,000,000 (the “Buyer Fee”). The Parties acknowledge and agree that in the event this Agreement is terminated by Company pursuant to Section 10.1(d) or Section 10.1(e) Buyer shall not be responsible for paying Company or its Affiliates any amounts in excess of an amount equal to the Buyer Fee (and the expenses, if any, contemplated by the second sentence in Section 10.2(c)).

(c) The parties acknowledge that the agreements contained in this Section 10.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement. Accordingly, if Buyer fails to promptly pay the amount due pursuant to Section 10.2(b) and, in order to obtain such payment, Company commences a suit that results in a judgment against Buyer for the amount set forth in Section 10.2 or any portion thereof, Buyer, Intermediate Holdings or Merger Sub shall pay to Company (i) its documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) in connection with such suit and (ii) interest on such amount or portion thereof at the prime rate of Bank of America N.A. in effect on the date such payment was required to be made through the date of payment, which aggregate amount pursuant to the foregoing clauses (i) and (ii), and, for the avoidance of doubt, Section 10.2(a), shall not be greater than $2,000,000. Notwithstanding anything to the contrary in this Agreement, (i) Company’s receipt of the Buyer Fee (and the expenses, if any, contemplated by the previous sentence) from Buyer pursuant to Section 10.2(b) (or from the Investor pursuant to the Limited Guarantee), or any settlement (with the consent of Company and the Sellers’ Representative) thereof, shall be the sole and exclusive remedy of Company and its Affiliates against Buyer, Intermediate Holdings, Merger Sub, the Investor, the former, current and future equity holders, controlling persons, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees of Buyer, Intermediate Holdings, Merger Sub, the Investor or the Financing Parties or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, Affiliate, agent or assignee of any of the foregoing (each a “Related Person” and collectively, the “Related Persons”) for any loss suffered in connection with this Agreement (except in the case of an order of specific performance as and only to the extent expressly permitted by Section 12.10(b), in which case the Buyer Fee shall not be payable if the Closing occurs), (ii) in the event the Closing does not occur, in no event shall Buyer, Intermediate Holdings, Merger Sub, the Financing Parties or any Related Person thereof be subject to (nor shall

Company or any of its Affiliates seek to recover) monetary damages in excess of the amount of the Buyer Fee (inclusive of any amounts owing under the Limited Guarantee) and the expenses, if any, contemplated by the previous sentence for all losses suffered in connection with this Agreement, or arising from, relating to, or as a result of, any breach of any representation, warranty, covenant or agreement by Buyer or arising from any claim or cause of action Company or any of its Affiliates may have (including for a breach of Article II hereof as a result of the Debt Financing not being available to be drawn down or otherwise arising from the Debt Commitment Letter) or the failure of the Merger to be consummated and (iii) in no event shall Company or any of its Affiliates seek to recover monetary damages from any of Intermediate Holdings, Merger Sub, the Financing Parties or any Related Person thereof (other than Buyer), or any of its representatives (other than as provided in the Limited Guarantee). In no event shall the Company be entitled to seek the remedy of specific performance of this Agreement other than solely under the specific circumstances and as specifically set forth in Section 12.10(b). For the avoidance of doubt, under no circumstances (1) will Company be entitled to monetary damages in excess of the amount of the Buyer Fee plus the amount of expenses, if any, contemplated by the second sentence of this Section 10.2(c) and, (2) shall Company be permitted or entitled to receive both a grant of specific performance and any money damages, including all or any portion of the Buyer Fee (and/or the amount of the expenses, if any, contemplated by the second sentence of this Section 10.2(c)).

ARTICLE XI

INDEMNIFICATION; REMEDIES

11.1 Survival. The representations, warranties, covenants and agreements of the Parties contained in this Agreement shall survive the Closing, regardless of any investigation made by or on behalf of any Party, and shall expire on the Survival Date; provided, that all covenants and agreements of the Parties set forth in this Agreement to be performed after the Closing (including the Tax Opinion Indemnification) (collectively, the “Post-Closing Obligations”) shall survive the Closing and remain in full force and effect indefinitely, unless otherwise terminated by their express terms; provided, that if an Indemnitee delivers an Indemnification Notice to an Indemnitor before the Survival Date or the applicable Tax Opinion Indemnification Expiration Date, then the applicable representation, warranty, covenant and agreement shall survive until, but only for purposes of, the resolution of the matter covered by such Indemnification Notice.

11.2 Indemnification by Sellers.

(a) Subject to the terms and conditions of this Article XI and except as set forth on Schedule 11.2, from and after the Effective Time, Sellers shall indemnify, defend and hold harmless, solely out of the Indemnification Escrow Amount, Buyer and Buyer’s Affiliates (including without limitation the Company Entities after the Closing), directors, officers, employees, agents, and stockholders and successors and assigns (collectively, “Buyer Indemnitees”) from any and all Losses incurred by such Persons arising out of or relating to or resulting from: (i) any inaccuracy or breach of any representation or warranty of Company contained in this Agreement or any certificate delivered by or on behalf of Company pursuant to Sections 7.1 and 7.2 (A) on and as of the date of this Agreement with the same effect as though made on and as of the date of this Agreement (other than any such representation or warranty that speaks as of a specific date or time other than the date of this Agreement), (B) on and as of the Closing Date with the same effect as though made on and as of the Closing Date (other than any such representation or warranty that speaks as of a specific date or time other than the date of this Agreement or the Closing Date), or (C) on and as of the date or time when made, in the case of any representation or warranty that speaks as of a specific date or time other than the date of this Agreement or the Closing Date, (ii) any breach by Company of any covenant or agreement to be performed by it (or any other Company Entity) pursuant to this Agreement, other than Post-Closing Obligations, (iii) any breach by Sellers and/or the Sellers’ Representative after the Closing, of any of their respective

Post-Closing Obligations, (iv) any and all income Taxes imposed on any Company Entity attributable to any Pre-Closing Tax Period, (v) any and all Taxes imposed on any Company Entity attributable to any position subject to a Tax Opinion Indemnification, and (vi) the matters set forth on Schedule 11.2(a)(vi) (subject to the limitations set forth therein).

(b) From and after the Closing, the rights of Buyer Indemnitees to indemnification under this Article XI shall constitute the sole and exclusive remedy of Buyer Indemnitees for any breach by any of the Company Entities of any provision of this Agreement, and no claim may be asserted nor any action commenced against Company under Section 11.2(a) unless an Indemnification Notice has been delivered to the Sellers’ Representative by Buyer (on behalf of Buyer Indemnitees) on or prior to the date on which the representation, warranty, covenant or agreement on which such claim or action is based ceases to survive as set forth in Section 11.1, regardless of whether the subject matter of such claim or action shall have occurred before such date; provided, however, that Buyer Indemnitees may pursue specific performance and other equitable remedies for any matter that is indemnifiable under Section 11.2(a)(iii).

(c) Subject to the limitations contained herein, any Losses incurred as a result of any matter for which indemnification is required under this Section 11.2 shall be limited to the Indemnification Escrow Amount then remaining in the Escrow Account and not previously distributed pursuant to the terms of the Escrow Agreement and no indemnification pursuant to Section 11.2 shall be payable other than from the then remaining Indemnification Escrow Amount. From and after the Closing, the Indemnification Escrow Amount held pursuant to the Escrow Agreement shall constitute the sole and exclusive remedy and source of payment for all Buyer Indemnitees’ Losses and claims related to this Agreement, including any amounts payable by the Sellers’ Representative pursuant to Section 2.13, other than for fraud.

(d) Buyer shall not be entitled to indemnification under Section 11.2(a) in respect of the amount of any liabilities or assets of any of the Company Entities to the extent that the amount of such liabilities or assets are included and reflected with reasonable specificity in the calculation of the final Adjusted Net Working Capital as finally determined under the procedures set forth in Section 2.13 or are specifically excluded pursuant to clause (g) of the definition of Corporate Adjusted Current Liabilities

11.3 Indemnification by Buyer.

(a) Subject to the terms and conditions of this Article XI, from and after the Effective Time, Buyer shall indemnify, defend and hold harmless the Sellers and their respective Affiliates (other than the Company Entities), directors, officers, employees, agents, and stockholders and successors and assigns (collectively, “Seller Indemnitees”) from any and all Losses incurred by such Persons arising out of or relating to or resulting from: (i) any inaccuracy or breach of any representation or warranty of Buyer contained in Article IV or any certificate delivered by or on behalf of Buyer pursuant to Sections 8.1 and 8.2 (A) on and as of the date of this Agreement with the same effect as though made on and as of the date of this Agreement (other than any such representation or warranty that speaks as of a specific date or time other than the date of this Agreement or the Closing Date), (B) on and as of the Closing Date with the same effect as though made on and as of the Closing Date (other than any such representation or warranty that speaks as of a specific date or time other than the date of this Agreement or the Closing Date) or (C) on and as of the date or time when made, in the case of any representation or warranty that speaks as of a specific date or time other than the date of this Agreement or the Closing Date, (ii) any breach by Buyer of the covenants and agreements to be performed by Buyer pursuant to this Agreement, other than Post-Closing Obligations and (iii) any breach by Buyer, after the Closing, of any of Buyer’s Post-Closing Obligations.

(b) Notwithstanding anything to the contrary contained in this Agreement the rights of Seller Indemnitees to indemnification under this Article XI shall constitute the only and exclusive remedy of Seller Indemnitees for any breach by Buyer of any provision of this Agreement and any breach of the Companies of any Post Closing Obligation, and (ii) no claim may be asserted nor any action commenced against Buyer for indemnification under Section 11.3(a) unless an Indemnification Notice has been delivered to Buyer by the Sellers’ Representative (on behalf of Seller Indemnitees) on or prior to the date on which the representation, warranty, covenant or agreement on which such claim or action is based ceases to survive as set forth in Section 11.1, regardless of whether the subject matter of such claim or action shall have occurred before or after such date; provided, however, that the Sellers’ Representative on behalf of Seller Indemnitees may pursue specific performance and other equitable remedies for any matter that is indemnifiable under clause (iii) of Section 11.3(a).

11.4 Limitations on Indemnification.

(a) Notwithstanding any other provision of this Agreement to the contrary:

(i) for purposes of Section 11.2(a), with respect to each representation or warranty contained in this Agreement that is Qualified, no such Qualification shall be permitted for the purpose of determining whether an inaccuracy or breach of such representation or warranty has occurred or the amount of any Loss that is the subject of indemnification hereunder, and all Losses shall be calculated without regard to any Qualification;

(ii) no individual claim (or series of related claims) by an Indemnitee may be asserted (and no Indemnitee shall be entitled to indemnification with respect to any such claim or series of related claims) with respect to Section 11.2(a)(i) (excluding any inaccuracy or breach of the representations and warranties set forth in Section 3.4(e)) unless the aggregate amount of Losses that would be payable with respect to such claim (or series of related claims) exceeds an amount equal to $50,000 (it being understood that any such individual claim (or series of related claims) for amounts less than $50,000 shall be ignored for purposes of determining whether the Threshold has been exceeded);

(iii) the right of any Indemnitee to indemnification pursuant to Sections 11.2(a)(i) (excluding any inaccuracy or breach of the representations and warranties set forth in Section 3.4(e)) shall not be effective until the aggregate dollar amount of all Losses that would otherwise be indemnifiable pursuant thereto exceeds $1,500,000 (the “Threshold Amount”) and then only to the extent such aggregate amount exceeds the Threshold Amount;

(iv) except as increased pursuant to Section 9.4(i) solely for purposes of any Tax Opinion Indemnification, the right of any Indemnitee to indemnification pursuant to Section 11.2(a) shall be limited to $27,500,000 in the aggregate and no indemnification pursuant to such provisions shall be payable thereafter;

(v) the right of any Seller Indemnitee to indemnification pursuant to this Agreement shall be limited to an aggregate amount equal to the Purchase Price and no indemnification pursuant to this Agreement shall be payable thereafter; and

(vi) Buyer Indemnities, on the one hand, and Seller Indemnitees on the other hand, shall only be entitled to recover the full amount of a Loss once with respect to any item giving rise to a Loss.

(b) For purposes of determining the amount of any and all Taxes for which the Buyer Indemnities are entitled to indemnification pursuant to Section 11.2(a)(iv), the Taxes imposed on any Company Entity (other than the Company, the Subsidiaries and the Cluster Subsidiary Holding Companies) that are attributable to any Pre-Closing Tax Period shall be limited to the applicable ARA Ownership Percentage of such Taxes.

(c) Any amounts deposited and held under the Escrow Agreement pursuant to Section 9.4(i) and any amounts retained in and held under the Escrow Agreement pursuant to Section 9.4(i) shall only be used to satisfy Losses attributable to any position subject to a Tax Opinion Indemnification.

11.5 Notice of Potential Claims for Indemnification.

(a) An indemnified party (the “Indemnitee”) shall give the indemnifying party or parties (the “Indemnitor”) reasonably prompt written notice (an “Indemnification Notice”) of any claim for indemnification by the Indemnitor under this Article XI (an “Indemnification Claim”), including but not limited to any Third Party Claim. The Sellers’ Representative shall be deemed to be the Indemnitor for purposes of this Section 11.5 and Section 11.6. Each Indemnification Notice shall specify the basis on which indemnification is sought and, to the extent known or reasonably calculable, the Indemnitee’s good faith estimate of the amount of its Losses and, in the case of a Third Party Claim, contain (by attachment or otherwise) such other relevant information as such Indemnitee may have concerning such Third Party Claim. The Indemnitee shall provide written notice as soon as reasonably practicable to the Indemnitor of all material developments relating to the related Indemnification Claim and any material changes in Indemnitee’s good faith estimate of the amount of its Losses. The Indemnitee shall provide the Indemnitor with reasonable access, upon reasonable prior written notice and during normal business hours, in a manner so as not to unreasonably interfere in any material respect with the normal business operations, to its books and records, properties and personnel relating to the Indemnification Claim. The Indemnitee will not be entitled to indemnification for Losses of the Indemnitee to the extent that any delay in providing an Indemnification Notice actually prejudices the Indemnitor’s ability to defend a Third Party Claim.

(b) If the Indemnification Claim involves a Third Party Claim, the provisions set forth in Section 11.6 shall be applicable.

11.6 Third Party Claims. The obligations and liabilities of the Parties hereunder with respect to a Third Party Claim for which an Indemnitee is entitled to indemnification pursuant to this Article XI shall be subject to the following terms and conditions:

(a) The Indemnitor shall have the right, but not the obligation, to defend against and to direct the defense of any such Third Party Claim and any related Proceeding, in its name or in the name of the Indemnitee at the Indemnitor’s expense and with counsel of the Indemnitor’s own choosing, which counsel shall be reasonably satisfactory to the Indemnitee, by providing written notice to the Indemnitee within fifteen (15) days following receipt of the Indemnification Notice; provided, that (i) the Indemnitee shall be entitled to direct the defense for only so long as the Indemnitor conducts the defense in an active and diligent manner, (ii) the Indemnification Claim is not in respect of any matter involving criminal liability and (iii) in the event the Third Party Claim is in respect of an Indemnification Claim by Buyer Indemnitees, the remaining Indemnification Escrow Amount exceeds the amount of the Third Party Claim and the amount of all other pending Indemnification Claims made by all Buyer Indemnitees, in each case, calculated based on the amount that could reasonably be expected to be paid with respect to such claims; provided, further, that the Indemnitee is hereby authorized (upon reasonable prior written notice to the

Indemnitor), and at the cost and expense of the Indemnitor, prior to the Indemnitor’s delivery of a written election to the Indemnitee of its agreement to defend any Third Party Claim, to file any motion, answer or other pleading that it shall reasonably deem necessary to protect its interests or those of the Indemnitor. If the Indemnitor elects to assume the defense of a Third Party Claim pursuant to, and in accordance with, the first sentence of this Section 11.6(a), the Indemnitee may participate in such defense with counsel of its own choosing, at its own expense. The Indemnitor shall not, as long as it actively and diligently conducts the defense of any Proceeding on behalf of the Indemnitee, be liable to the Indemnitee under this Article XI for any fees of other counsel or any other expenses with respect to the defense of such Proceeding incurred by the Indemnitee in connection with the defense of such Proceeding; provided, however, that notwithstanding the foregoing, the Indemnitor shall pay the reasonable attorneys’ fees of the Indemnitee if (x) the Indemnitee’s counsel shall have reasonably concluded and advised that there are defenses available to such Indemnitee that are different from or additional to those available to the Indemnitor, or (y) the Indemnitee’s counsel shall have advised the Indemnitee that there is a conflict of interest that could make it inappropriate under applicable standards of professional conduct to have common counsel for the Indemnitor and the Indemnitee. No settlement of, or payment in respect of, any Third Party Claim under this Article XI whereby the sole relief provided is monetary damages that are paid in full by the Indemnitor or from the remaining Indemnification Escrow Amount, as the case may be, shall be made by or on behalf of the Indemnitor without the prior written consent of the Indemnitee (which consent shall not be unreasonably withheld or delayed). No settlement of, or payment in respect of, any Third Party Claim (i) where monetary damages are in excess of the remaining Indemnification Escrow Amount, (ii) that seeks non-monetary damages or other equitable remedies and/or (iii) that involves criminal liability, shall be made by or on behalf of the Indemnitor without the prior written consent of the Indemnitee.

(b) If, however, the Indemnitor fails or refuses to undertake the defense of such Third Party Claim within fifteen (15) days after the Indemnification Notice has been given to the Indemnitor by the Indemnitee, pursuant to, and in accordance with, the first sentence of Section 11.6(a), or if the Indemnitor later fails to conduct the defense in an active and diligent manner or withdraws from such defense, the Indemnitee shall have the right to undertake the defense of such claim with counsel of its own choosing, with Indemnitor responsible for the reasonable costs and expenses of such defense if and to the extent that such claim is finally determined to be a valid Indemnification Claim hereunder. No settlement of, or payment in respect of, any Third Party Claim involving liability of the Indemnitor under this Section 11.6(b) shall be made by or on behalf of the Indemnitee without the prior written consent of the Indemnitor, which consent shall not be unreasonably withheld or delayed.

(c) Any entitlement of the Buyer Indemnities to be reimbursed for legal fees or related expenses in connection with a Third Party Claim shall be subject to the limitations set forth in Section 11.4 and the Sellers shall have no liability therefore except pursuant to the Indemnification Escrow.

11.7 Subrogation. Upon payment in full of any Indemnification Claim or the payment of any judgment or settlement with respect to a Third Party Claim, the Indemnitor shall be subrogated to the extent of such payment to the rights of the Indemnitee against any Person with respect to the subject matter of such Indemnification Claim or Third Party Claim. The Indemnitee shall reasonably cooperate with the Indemnitor to pursue any claims against, or otherwise recover amounts from, any Person liable or responsible for any Losses for which indemnification has been received pursuant to this Agreement.

11.8 Tax Effect, Mitigation, Insurance and Other Recoveries.

(a) All indemnification payments payable hereunder shall be reduced by the amount of insurance proceeds actually received by the Indemnitee as a result of the Loss for which the Indemnitee is seeking indemnification. Each Party agrees to promptly make a claim against any applicable insurance with respect to any Loss that would otherwise be payable pursuant to Section 11.2 or 11.3. Indemnification payments in Sections 11.2 and 11.3 shall be paid by the Indemnitor after reduction for any tax benefits actually realized by the Indemnitee as a result of the deductibility of any payment or accrual of the Loss in respect of such indemnification claim and shall be increased by the amount of any Tax detriment resulting from such indemnification claim (any such Tax benefit or Tax detriment being determined on a with and without basis). Any indemnification payment made hereunder shall be treated by the Parties, to the greatest extent allowed by applicable Legal Requirements, as an adjustment to the Purchase Price.

(b) Each Party shall use its commercially reasonable efforts to mitigate its Losses upon and after becoming aware of any event that could reasonably be expected to give rise to Losses that may be indemnifiable under this Article XI.

ARTICLE XII

GENERAL PROVISIONS

12.1 Expenses. Each Party shall bear its own fees, costs and expenses incurred in the pursuant of the transactions contemplated by this Agreement, including the fees and expenses of its respective counsel, financial advisors and accountants; provided, that Buyer shall pay, or cause to be paid, any Company’s Transaction Expenses that are unpaid as of the Closing as set forth in Section 2.12 to the extent that the amount of such expenses are included and expressly specified in the calculation of the Purchase Price; provided, further, that the fees and expenses of the Independent Accounting Firm, if any, shall be allocated as provided in Section 2.13. Notwithstanding the foregoing, upon consummation of the transactions contemplated hereby, the Surviving Corporation may reimburse Buyer and Investor for the reasonable fees, costs and expenses incurred by Buyer and Investor in connection with the transactions contemplated by this Agreement (including the reasonable fees and expenses of Buyer’s counsel, financial advisors, accountants and consultants and any transaction fee paid by Buyer to Investor or one of its Affiliates. Buyer shall pay all HSR Act filings fees and fifty percent (50%) of the fees and expenses of the Escrow Agent.

12.2 Public Announcements.

(a) Company and Buyer shall jointly prepare and, on the second (2nd) Business Day following the date of this Agreement, issue, an initial joint press release relating to this Agreement and the transaction contemplated hereby. Each of the Sellers’ Representative and Buyer shall in good faith agree to the text of such initial joint press release and shall not unreasonably delay or fail to take reasonable actions to reach such agreement. Other than the initial joint press release, none of the Parties shall issue any press release or any public statement with respect to the existence of this Agreement or the transactions contemplated hereby and, except as may be required by applicable law, will not issue any such press release or make any public statement without obtaining the prior written approval of the Sellers’ Representative and Buyer, which approval shall not be unreasonably withheld or delayed.

(b) Each Party agrees that the terms of this Agreement shall not be disclosed or otherwise made public and the copies of this Agreement shall not be publicly filed or otherwise made available to the public, except where such disclosure, availability or filing is required by applicable law and only to the extent required by such law. In the event that such disclosure, availability or filing is required by applicable law, then to the extent “confidential treatment” would be available, each of the Parties agrees to use its reasonable commercial efforts to obtain “confidential treatment” of this

Agreement and to redact such terms of this Agreement the other Party shall request. Notwithstanding the foregoing in this Section 12.2, Buyer, Intermediate Holdings and Merger Sub shall be permitted to disclose this Agreement and the terms thereof, to the extent required by any forms, reports and other documents that are required to be filed by any of them under the Securities Act or Exchange Act.

(c) Notwithstanding the foregoing, (a) the Sellers may make any press release or other public announcement concerning the transactions contemplated by this Agreement and the other Transaction Documents to the extent that such release or announcement contains solely information previously disclosed in accordance with this Section 12.2, (b) WCP Fund I and the Investor may make disclosures to their limited partners to the extent such information is customarily provided to current or prospective limited partners in private equity funds and (c) the parties may make disclosures to their attorneys, accountants and financial advisors in connection with their compliance with tax or legal reporting requirements, in each case, subject to Section 12.2(a) and Section 12.2(b).

12.3 Notices. All notices, consents, waivers and other communications under this Agreement must be in writing and shall be deemed to have been duly given: (a) when delivered by hand (with written confirmation of receipt), (b) when transmitted via telecopy (or facsimile device) to the number set out below if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), (c) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service, or (d) the third Business Day following the day on which the same is sent by registered or certified mail (postage prepaid, return receipt requested), in each case to the appropriate addresses set forth below (or to such other addresses as a Party may designate by notice to the other Parties):

(i) If to any of the Sellers’ Representative, Company or the Sellers:

Wachovia Capital Partners

301 South College Street, 12th Floor

Mail Code NC0732

Charlotte, North Carolina 28288-0732

Attn:    Scott B. Perper

    D. Neal Morrison

    Facsimile: (704) 374-6711

and

American Renal Holdings Inc.

66 Cherry Hill Drive

Beverly, MA 01915

Attn:    Joseph A. Carlucci

    Facsimile: (978) 232-4015

with a copy (which shall not constitute notice) to:

Alston & Bird LLP

Bank of America Plaza

101 South Tryon Street, Suite 4000

Charlotte, North Carolina 28280-4000

Attn:    C. Mark Kelly, Esq.

    Lee R. Rimler, Esq.

    Facsimile: (704) 444-1111

(ii) If to Buyer, the Surviving Corporation or any of the Companies after the Closing:

C.P. Atlas Holdings, Inc.

c/o Centerbridge Capital Partners, L.P.

375 Park Avenue, 12th Floor

New York, New York 10152

Attn:    Steven M. Silver

    Jared S. Hendricks

    Facsimile: (212) 672-5001

with copies (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attn:    Caroline B. Gottschalk, Esq.

    Facsimile: (212) 455-3523

12.4 Waiver. Except with respect to any provision contained herein that provides for a specific time period to exercise a right, power or privilege, neither the failure nor any delay by any Party in exercising any right, power or privilege under this Agreement, the Transaction Documents or the documents referred to herein or therein shall operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power, or privilege shall preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law, (a) no waiver that may be given by a Party shall be applicable except in the specific instance for which it is given; and (b) no notice to or demand on one Party shall be deemed to be a waiver of any right of the Party giving such notice or demand to take further action without notice or demand.

12.5 Entire Agreement; Amendment. Except as expressly set forth herein, this Agreement (including the Disclosure Schedules and the Exhibits hereto) and the other Transaction Documents supersede all prior written or oral agreements between the Parties, with respect to its subject matter and constitute a complete and exclusive statement of the terms of the agreements between the Parties with respect to their subject matter. This Agreement may not be amended except by a written agreement executed by Buyer and the Sellers’ Representative.

12.6 Assignments. This Agreement, and the rights, interests and obligations hereunder, shall not be assigned by any Party hereto by operation of law or otherwise without the express written consent of the other Parties; provided, that Buyer shall be permitted to assign this Agreement to any Affiliate of Buyer (provided, that Buyer shall remain liable for all of its obligations hereunder following such assignment). All the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto.

12.7 Severability. If any term or other provision of this Agreement is determined to be partially or wholly invalid, illegal or incapable of being enforced by any Legal Requirement or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Notwithstanding the foregoing, upon a determination that any term or other provision is partially or wholly invalid, illegal or incapable of being enforced, the

Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

12.8 Section Headings; Rules of Construction.

Interpretation of this Agreement and the Transaction Documents shall be governed by the following rules of construction: (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to “Article,” “Section,” “Sections”, “paragraphs” or “Exhibits” refer to the corresponding Article, Section, Sections, paragraphs or Exhibits of this Agreement unless otherwise specified; (c) the terms “hereof”, “herein”, “hereby”, “hereto”, and derivative or similar words refer to the agreement (or Disclosure Schedule) in which such word is used; (d) references to “$” shall mean U.S. dollars; (e) the word “including” and words of similar import when used in this Agreement and the Transaction Documents shall mean “including without limitation,” unless otherwise specified; (f) the word “or” shall not be exclusive; (g) references to “written” or “in writing” include in electronic form; (h) the headings contained in the Transaction Documents are for reference purposes only and shall not affect in any way the meaning or interpretation of the Transaction Documents; (i) Company and Buyer have each participated in the negotiation and drafting of the Transaction Documents and if an ambiguity or question of interpretation should arise, the Transaction Documents shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in any of the Transaction Documents; (j) any reference to “days” means calendar days unless Business Days are expressly specified, (k) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day and (l) any capitalized terms used in the Disclosure Schedule or any Exhibit attached hereto and not otherwise defined therein shall have the meanings set forth in this Agreement.

12.9 Governing Law; Consent to Jurisdiction and Venue; Jury Trial Waiver.

(a) Governing Law. This Agreement shall be governed by the laws of the State of Delaware, without giving effect to any choice or conflict of laws, provisions or rules that would cause the application of laws of any jurisdiction other than the State of Delaware.

(b) Consent to Jurisdiction and Venue. Any legal action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby shall be brought solely in the Chancery Court of the State of Delaware; provided, that if (and only after) such courts determine that they lack subject matter jurisdiction over any such legal action, suit or proceeding, such legal action, suit or proceeding shall be brought in the Federal courts of the United States located in the State of Delaware; provided, further, that if (and only after) both the Chancery Court of the State of Delaware and the Federal courts of the United States located in the State of Delaware determine that they lack subject matter jurisdiction over any such legal action, suit or proceeding, such legal action, suit or proceeding shall be brought in the United States District Court for the Southern District of New York. Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Parties in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof, in any forum other than the federal and New York State courts located in the City of New York, Borough of Manhattan (and appellate courts thereof). By executing and delivering this Agreement, the parties irrevocably: (i) accept generally and unconditionally the exclusive jurisdiction and venue of these courts; (ii) waive any objections which such party may now or hereafter have to the laying of venue of any of the aforesaid actions arising out of or in connection with this Agreement brought in the courts referred to in clause (i) above and hereby further irrevocably waive and agree not to plead or claim in any such court that such action brought in any such court has been brought in an inconvenient forum; (iii) agree that service of all process in any such action in any such court may be made by registered or certified mail, return receipt requested, to such party at its address provided in accordance with Section 12.3; and (iv) agree that service as provided in clause (c) above is sufficient to confer personal jurisdiction over such party in any such action in any such court, and otherwise constitutes effective and binding service in every respect.

(c) Waiver of Jury Trial.

(i) TO THE FULLEST EXTENT PERMITTED BY LAW, THE PARTIES HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THE TRANSACTIONS.

(ii) THE SCOPE OF THIS SECTION 12.9, AND THE WAIVERS CONTAINED HEREIN, IS INTENDED TO BE ALL ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THE PARTIES ACKNOWLEDGE THAT THIS SECTION 12.9, AND THE WAIVERS CONTAINED HEREIN, ARE A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS TRANSACTION, THAT EACH HAS ALREADY RELIED ON THIS SECTION 12.9, AND THE WAIVERS CONTAINED HEREIN, IN ENTERING INTO THIS AGREEMENT AND THAT EACH WILL CONTINUE TO RELY ON THIS SECTION 12.9, AND THE WAIVERS CONTAINED HEREIN, IN THEIR RELATED FUTURE DEALINGS. THE PARTIES FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS SECTION 12.9, AND THE WAIVERS CONTAINED HEREIN, WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THE WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THE TRANSACTIONS. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

12.10 Specific Enforcement.

(a) Subject to Section 12.10(b), each Party acknowledges and agrees that the other Parties would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by the Parties could not be adequately compensated in all cases by monetary damages alone. Accordingly, subject to Section 12.10(b), in addition to any other right or remedy to which any Party may be entitled under this Agreement, at law or in equity, each Party shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.

(b) Notwithstanding the foregoing, it is explicitly agreed that Company shall only be entitled to seek specific performance of the obligations of Buyer, Intermediate Holdings or Merger Sub (other than Post-Closing Obligations) (i) to enforce specifically the terms and provisions of, and to prevent breaches of the covenants set forth in, Sections 6.1, 6.2 and 6.3 and (ii) to (x) enforce specifically the terms and provisions of, and to prevent breaches of the covenants, agreements and mechanics set forth in Article II necessary or required to effectuate the Merger and the Closing and (y) cause the Equity Financing to be funded to fund the Merger; provided, that in the case of each of the foregoing clauses (x) and (y), only in the event that (A) all conditions in Article VII have been satisfied (other than those conditions that (1) by their nature are to be satisfied by actions taken at the Closing or (2) are not satisfied solely as a result of a breach by Buyer, Intermediate Holdings or Merger Sub of their obligations under this Agreement) or, with respect to certificates to be delivered at the Closing, are capable of being satisfied upon the Closing) at the time when the Closing would have occurred but for the failure of the Equity Financing to be funded, (B) the financing provided for by the Debt Commitment Letter (or, if alternative financing is being used in accordance with Section 6.3, pursuant to the commitments with respect thereto) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, and (C) the Company has irrevocably confirmed in writing to Buyer and Intermediate Holdings that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing pursuant to 2.12 will occur.

(c) Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief, on the terms set forth herein, on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

12.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original of this Agreement and all of which, when taken together, shall be deemed to constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement.

12.12 No Third Party Beneficiaries. Except as specifically set forth in Section 9.5, this Agreement is for the sole benefit of the Parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable benefit, claim, cause of action, remedy or right of any kind; provided, that except that the Financing Parties shall be express third party beneficiaries of Sections 10.2(c), 12.9(b) and 12.9(c).

[Signatures Appear on Next Page]

In Witness Whereof, the Parties have caused this Merger Agreement to be executed and delivered by their duly authorized representatives, all as of the date first written above.

COMPANY:

American Renal Holdings Inc.

By:	/s/ Joseph A. Carlucci
Name:	Joseph A. Carlucci
Title:	Chief Executive Officer

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SELLERS’ REPRESENTATIVE:

Wachovia Capital Partners GP I, LLC

By:	/s/ D. Neal Morrison
Name:	D. Neal Morrison
Title:	Partner

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BUYER:

C.P. Atlas Holdings, Inc.

By:	/s/ Jared S. Hendricks
Name:	Jared S. Hendricks
Title:	Co-President

INTERMEDIATE HOLDINGS:

C.P. Atlas Intermediate Holdings, LLC

By:	/s/ Jared S. Hendricks
Name:	Jared S. Hendricks
Title:	Co-President

MERGER SUB:

C.P. Atlas Acquisition Corp.

By:	/s/ Jared S. Hendricks
Name:	Jared S. Hendricks
Title:	Vice President

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ROLLOVER STOCKHOLDERS:

/s/ Joseph A. Carlucci
Joseph A. Carlucci

/s/ Syed T. Kamal
Syed T. Kamal

/s/ John Mcdonough
John McDonough

Christopher T. Ford 2005 Grantor Retained Annuity Trust

By:	/s/ Dale B. Demyanick
Name:	Dale B. Demyanick
Title:	Trustee

Christopher T. Ford 2008 Grantor Retained Annuity Trust

By:	/s/ Dale B. Demyanick
Name:	Dale B. Demyanick
Title:	Trustee